                                                Filed pursuant to Rule 424(b)(4)
                                                      Registration No. 333-34286
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Prospectus
July 13, 2000

                           [LOGO OF NETWORK ENGINES]

                        6,500,000 Shares of Common Stock

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    Symbol & Market:                     . The underwriters have an
                                           option to purchase up to
    . Our shares will be quoted on         975,000 additional shares
      the Nasdaq National Market           from us to cover over-
      under the symbol "NENG."             allotments.


    The Offering:                        . This is our initial public
                                           offering.

    . We are offering to the public
      6,500,000 shares of our            . Closing: July 18, 2000.
      common stock.


    -------------------------------------------------------------------

                                    Per
                                   Share     Total
    --------------------------------------------------
     Public offering price:        $17.00 $110,500,000
     Underwriting fees:              1.19    7,735,000
     Proceeds to Network Engines:   15.81  102,765,000
    --------------------------------------------------

     This investment involves risk. See "Risk Factors" beginning on page 5.

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Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
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Donaldson, Lufkin & Jenrette

                     Dain Rauscher Wessels

                                          Robertson Stephens

                                                                  DLJdirect Inc.

   [The inside front cover includes a depiction of groupings of varying numbers of our WebEngine Roadster server appliances which are connected by gold colored lines to a gold circle. In turn, inside the gold circle is a depiction of an Internet browser which can be used to manage the groupings of server appliances through the Internet. In the upper right-hand corner of the graphic, the following text appears:

   Integrated Remote Management

   .  Lights Out Control

   .  Single-location, Browser-based Interface

   .  Rules-based Notification Levels

   .  Limits Need for On-site Technicians

Beneath the graphic is the following text:

   Internet Server Appliances

   .  Powerful Web Content Servers

   .  Choices of Appliances to Meet Specific Customer Needs

   .  Clustered to Deliver High Performance

   .  Can be Placed in Multiple Locations to Reduce Network Delay

   .  Integrated Hardware and Software Management Features

Above the graphic is our logo.]

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or any sale of the common stock.

                               TABLE OF CONTENTS

                                    Page
Prospectus Summary.................   1
Risk Factors.......................   5
Forward-Looking Statements and
 Industry Data.....................  17
Assumptions that Apply to this
 Prospectus........................  17
Use of Proceeds....................  18
Dividend Policy....................  18
Capitalization.....................  19
Dilution...........................  20
Selected Financial Data............  21
Management's Discussion and
 Analysis of Results of Operations
 and Financial Conditions..........  24

                                   Page
Business.........................   35
Management.......................   49
Related Party Transactions.......   58
Principal Stockholders...........   62
Description of Capital Stock.....   64
Shares Eligible For Future Sale..   68
Underwriting.....................   71
Legal Matters....................   74
Experts..........................   74
Where You Can Find Additional
 Information.....................   74
Index To Financial Statements....  F-1

   We have applied for a trademark registration for "Network Engines," and our trademarks, among others, include "WebEngine Roadster NT," "WebEngine Roadster LX," "WebEngine Viper NT," "WebEngine Viper LX," "AdminEngine" and "CommerceEngine." This prospectus also contains other trademarks, servicemarks and tradenames that are the property of other parties.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding our company and the common stock we are offering and the financial statements and related notes to those statements that appear elsewhere in this prospectus.

                             Network Engines, Inc.

   We develop, market and provide integrated and powerful server appliances that enable organizations to provide information and applications over the Internet. Server appliances are a new category of computer network infrastructure devices that deliver specific functionality through a combination of pre-packaged hardware and software. Unlike general-purpose servers, our server appliances are high-powered, compact products that use either Windows or Linux operating systems and support a range of applications and are available with varying amounts of computing power. Our server appliances are scalable, which means that our server appliances can be used as standalone devices or can be easily and quickly connected in groups, or clusters, of up to 256 units to meet different management and performance requirements. Our server appliances are designed to meet the complex needs and requirements of e-commerce and Internet-based organizations, including "dot com" companies, web hosting providers, application service providers and Internet service providers.

   We offer a broad range of server appliance products that enable our customers to create Internet content delivery systems with a wide range of power at a reduced total cost of ownership. Our server appliances are easy to install and configure and are designed to meet our customers' needs by combining specific application functionality within small physical packaging. In addition, our server appliance products contain integrated hardware and software features that allow multiple units or groups of units to be managed from a single location with "lights out" management. Lights out management is the management of the appliance remotely without the assistance of any on-site technicians.

   The openness and accessibility of the Internet enable large and small organizations to enter this competitive environment by creating Internet sites and establishing their own network infrastructures. New and emerging organizations hoping to grow, and well-financed organizations hoping to increase market share, typically seek to reduce "time-to-revenue," the length of time between developing their online ideas and the availability of their web sites to their potential customers. The increase in Internet traffic and demand for greater bandwidth has resulted in more utilization of remote server facilities, including those specifically designed to house servers for Internet-related businesses. These remote facilities are often referred to as co-location facilities.

   Traditionally, organizations have built their Internet solutions with general-purpose servers, requiring extensive time and technical resources. To extend the power and features of a general-purpose server, organizations must integrate numerous discrete hardware and software elements, including operating systems, applications, security systems, management tools and load balancers, which are devices that direct internet traffic servers in a cluster. This approach is not well-suited for use in remote server facilities because it typically creates large, complex systems that require substantial facility space. In addition, few vendors, if any, provide the ability to manage these systems remotely without any on-site technicians. When organizations use general-purpose servers to handle Internet traffic, they typically face a higher total cost of ownership because equipment costs, facility costs and operating expenses for general-purpose servers are high and time-to-revenue is increased.

   Server appliances were developed to address the shortcomings of general-purpose servers. International Data Corporation estimates that the worldwide market for server appliances will grow to $8.0 billion in 2003 from approximately $214.6 million in 1999, a compounded annual growth rate of 147%. As market acceptance of server appliances grows, we expect that users will increasingly demand products that meet specific functional requirements and reduce total cost of ownership factors, including time-to-revenue, packaging density, installation and management functionality.

   We have assembled a research and development team of highly-skilled engineers with significant experience in high-density packaging, server design, embedded management, networking and software. We believe that this team will allow us to build upon our current technology platforms and expand the features and functionality of our suite of server appliances. We sell our products through a direct sales organization and through a network of channels that includes systems integrators, distributors and licensed manufacturers. In fiscal 1999, we had net revenues of $6.0 million and a net loss of $5.8 million. For the six months ended March 31, 2000, we had net revenues of $10.5 million and a net loss of $5.8 million.

   Our objective is to become the leading global provider of Internet server appliances. We intend to increase market acceptance of server appliances for Internet-based applications by providing and expanding our range of specific-purpose server appliances that can be easily grouped to increase application power and can be easily integrated into managed clusters.

                              --------------------

   Our principal executive offices are located at 25 Dan Road, Canton, Massachusetts 02021-2817 and our telephone number is (781) 828-6767. Our World Wide Web site address is www.networkengines.com. The information on our web site is not incorporated by reference into this prospectus.

                                  The Offering

 Common stock offered................................ 6,500,000 shares
 Common stock to be outstanding after this offering.. 32,923,629 shares
 Use of proceeds..................................... For potential acquisitions of
                                                      businesses, technologies
                                                      or products, additional
                                                      working capital and
                                                      general corporate
                                                      purposes. See "Use of
                                                      Proceeds."
 Nasdaq National Market symbol....................... NENG

   The number of shares that will be outstanding after the offering is based on the number of shares outstanding as of April 30, 2000 and excludes:

  . 3,721,615 shares of common stock issuable upon exercise of stock options outstanding as of April 30, 2000, with a weighted average exercise price of $1.54 per share, of which options to purchase 56,505 shares were then exercisable;

  . 1,882,851 shares of common stock reserved for issuance upon exercise of warrants outstanding as of April 30, 2000, with a weighted average exercise price of $0.35 per share; and

  . 4,506,035 shares of common stock reserved for future grant under our stock plans.

   See "Capitalization," "Management--Benefit Plans" and "Description of Capital Stock."

                             Summary Financial Data
                     (in thousands, except per share data)

   The following summary financial data should be read in conjunction with our financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial data. The statement of operations data for the years ended September 30, 1998 and 1999 is derived from audited financial statements included elsewhere in this prospectus. The statement of operations data for the three months ended December 31, 1998, March 31, 1999, June 30, 1999, September 30, 1999, December 31, 1999 and March 31, 2000 and the balance sheet data as of March 31, 2000 are derived from our unaudited financial statements.

   Unaudited pro forma basic and diluted net loss per share have been calculated assuming the conversion of all outstanding shares of our series A, series B, series C and series D preferred stock into shares of common stock, as if the shares had converted immediately upon issuance.

                            Year Ended                               Three Months Ended
                           September 30,    ---------------------------------------------------------------------
                          ----------------  December 31, March 31, June 30,  September 30, December 31, March 31,
                           1998     1999        1998       1999      1999        1999          1999       2000
Statement of Operations
 Data:
Net revenues............  $ 1,102  $ 6,031    $   223     $   893  $   908      $ 4,007      $ 4,415     $ 6,051
Gross profit (loss).....     (489)   1,298       (162)         10      (96)       1,546        1,802       1,859
Loss from operations....   (3,625)  (5,247)    (1,240)     (1,325)  (1,757)        (925)      (1,616)     (4,501)
Net loss................   (4,199)  (5,830)    (2,170)     (1,000)  (1,753)        (907)      (1,586)     (4,221)
Net loss attributable to
 common stockholders....   (4,199)  (6,053)    (2,170)     (1,009)  (1,763)      (1,111)      (2,396)     (7,670)
Pro forma net loss per
 common share--basic and
 diluted................           $ (0.63)                                                              $ (0.16)
                                   =======                                                               =======
Shares used in computing
 pro forma basic and
 diluted net loss per
 common share...........             9,242                                                                25,722

   The pro forma balance sheet data reflects the conversion of all outstanding shares of redeemable convertible preferred stock into common stock upon completion of this offering. The pro forma as adjusted balance sheet data further adjusts the pro forma data to give effect to the sale of 6,500,000 shares of common stock offered hereby at the initial public offering price of $17.00 per share, less underwriting discounts and commissions and estimated offering expenses.

                                                       As of March 31, 2000
                                                    ----------------------------
                                                               Pro    Pro Forma
                                                    Actual    Forma  As Adjusted
Balance Sheet Data:
Cash, cash equivalents and restricted cash......... $17,172  $17,172  $118,937
Working capital....................................  20,497   20,497   122,262
Total assets.......................................  29,979   29,979   131,744
Long-term debt, less current portion...............     109      109       109
Redeemable convertible preferred stock.............  41,976      --        --
Total stockholders' equity (deficit)............... (18,898)  23,078   124,843

                                  RISK FACTORS

   An investment in our common stock involves a high degree of risk. You should consider the following risks and the other information in this prospectus before deciding to invest in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose part or all of your investment.

                     Risks Related to Our Financial Results

You may have difficulty evaluating our business and operating results because we began selling our current products in June 1999, February 2000 and the third quarter of fiscal 2000.

   We are an early-stage company in the new and rapidly evolving market for server appliances. Because of our limited operating history in the server appliance market, it is difficult to discern trends that may emerge and affect our business. We did not begin shipping our current products until quite recently. We began shipping our WebEngine Blazer and AdminEngine in June 1999 and February 2000, respectively. We began shipping our WebEngine Roadster and WebEngine Viper products in the third quarter of fiscal 2000. Our limited historical financial performance may make it difficult for you to evaluate the success of our business to date and to assess its future viability.

We have a history of losses and may experience losses in the future, which could result in the market price of our common stock declining.

   Since our inception, we have incurred significant net losses, including net losses of $4.2 million in 1998, $5.8 million in 1999 and $5.8 million for the six months ended March 31, 2000 and we expect to have net losses in the future. In addition, we had an accumulated deficit of $17.2 million as of March 31, 2000. We believe that our future growth depends upon the success of our new product development and sales and marketing efforts, which will require us to incur significant product development, sales and marketing and administrative expenses. As a result, we will need to generate significant revenues to achieve profitability. We cannot be certain that we will achieve profitability in the future or, if we achieve profitability, that we will be able to sustain it. If we do not achieve and maintain profitability, the market price for our common stock may decline, perhaps substantially.

   We anticipate that our expenses will increase substantially in the next 12 months as we:

  .  increase our direct sales and marketing activities;

  . develop our technology, expand our existing product lines and create and market additional server appliance products;

  .  make additional investments to develop our brand;

  .  develop strategic alliances with third-party technology vendors;

  .  expand our distribution and reseller channels; and

  . implement additional internal systems, develop additional infrastructure and hire additional management to keep pace with our growth.

   Any failure to significantly increase our revenues and control costs as we implement our product and distribution strategies would also harm our ability to achieve and maintain profitability and could negatively impact the market price of our common stock.

We may not be able to sustain our current revenue growth rates, which could cause our stock price to decline.

   Although our revenues grew in 1998, grew rapidly in 1999 and have grown rapidly to date in 2000, we do not believe that we will maintain this rate of revenue growth. This is because we started from a small base of revenue and it is difficult to achieve high percentage increases over a larger revenue base. In addition, growing competition, the incremental manner in which customers implement server appliances and our inexperience in selling our products could also affect our revenue growth. Any significant decrease in our rate of revenue growth after this offering could result in a decrease in our stock price.

We derive a substantial portion of our revenues from a small number of customers, and our revenues may decline significantly if any major customer cancels or delays a purchase of our products.

   A relatively small number of customers accounted for a significant portion of our net revenues. In the fiscal year ended September 30, 1999, sales to InterVu, International Business Machines, or IBM, and Microsoft (WebTV) accounted for 46%, 28% and 14% of net revenues, respectively. In the six months ended March 31, 2000, sales to IBM, Microsoft (WebTV) and Tellme Networks, accounted for 26%, 18% and 14% of net revenues, respectively. None of our customers, including our licensed manufacturers and OEMs, is obligated to purchase any quantity of our products in the future. If any of our large customers stop purchasing from us or delay future purchases, our revenues and profitability may be adversely affected, our reputation in the industry may suffer and our ability to predict cash flow accurately may decrease. Revenues from a relatively small number of our licensed manufacturer, OEM and direct sales customers may account for a significant portion of our net revenues. Accordingly, unless and until we diversify and expand our customer base, our future success will depend upon the timing and size of future purchase orders, if any, from our largest customers and, in particular:

  . the success of our licensed manufacturer and OEM customers in marketing our products;

  .  the product requirements of our direct sales customers; and

  . the financial and operational success of our licensed manufacturer, OEM and direct sales customers.

   In addition, because we have a small number of customers, some of which are significantly larger than we are, these customers may have increased bargaining power to seek lower prices and better terms.

Our quarterly revenues and operating results may fluctuate due to a lack of growth of the server appliance market in general or failure of our products to achieve market acceptance.

   Our quarterly revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter because server appliances generally and our current products in particular are relatively new and the future growth of the market for our products is uncertain.

In addition, four of our current server appliance products were released in the last year, with two released in the current fiscal quarter, and we expect to rely on additional new products for growth in our net revenues in the future. If the server appliance market in general fails to grow as expected or our products fail to achieve market acceptance, our quarterly net revenues and operating results may fall below the expectations of investors and public market research analysts. In this event, the price of our common stock could decline substantially.

If sales of our new or enhanced products are lower than expected, our revenues and operating results will be adversely affected.

   If our customers do not continue to purchase our new and enhanced products, our revenues and operating results will be adversely affected. Factors that may affect the market acceptance of our products, some of which are beyond our control, include the following:

  .  the growth and changing requirements of the server appliance market;

  . the performance, quality, price and total cost of ownership of our products;

  . the availability, price, quality and performance of competing products and technologies; and

  . the successful development of our relationships with licensed manufacturers, OEMs and existing and potential channel partners.

We may not succeed in developing and marketing new types of server appliance products, or do so in a timely manner, and our operating results may decline as a result.

   We have recently released our AdminEngine product and are developing additional types of server appliance products. Developing new products that meet the needs of the server appliance market requires significant additional expense and development resources. If we fail to successfully develop and market new products, our operating results will suffer.

If the commodification of products and competition in the server appliance market increases, then the average unit price of our products may decrease and our operating results may suffer.

   Products in the server appliance market may be subject to potential commodification as the industry matures and other businesses introduce competing products. The average unit price of our products may also decrease in response to changes in product mix, competitive pricing pressures, or new product introductions by us or our competitors. If we are unable to offset a decrease in our average selling prices by increasing our sales volumes, our revenues will decline. Changes in the mix of sales of our products, including the mix of higher margin sales of products sold in smaller quantities and somewhat lower margin sales of products sold in larger quantities, could adversely affect our operating results for future quarters. To maintain our gross margins, we also must continue to reduce the manufacturing cost of our products. Our efforts to produce higher margin products, continue to improve our products and produce new products may make it difficult to reduce our manufacturing cost per product. Further, our current reliance on our single manufacturer, SCI Systems, may not allow us to reduce our cost per product.

    Risks Related to Growth of the Internet and the Server Appliance Market

If server appliances are not increasingly adopted as a means to deliver information and conduct commerce over the Internet, the market for our products will not grow and the market price for our common stock could decline as a result of lower revenues or reduced investor expectations.

   We expect that substantially all of our revenues will continue to come from sales of our current and future server appliance products. As a result, we depend on the growing use of server appliances as a means to deliver information and conduct commerce over the Internet. The market for server appliance products, particularly those using the Internet to deliver information and process commercial transactions, has only recently begun to develop and is evolving rapidly. Because this market is new, we cannot predict its potential size or future growth rate. Our revenues may not continue to grow and the market price for our common stock could decline if the server appliance market does not grow rapidly.

   We believe that our expectations for the growth of the server appliance market may not be fulfilled if customers continue to use general-purpose servers. The role of our server appliances could, for example, be limited if general-purpose servers become better at performing functions currently being performed by our specific-purpose server appliances or are offered at a lower cost. This could force us to lower the prices of our products or result in fewer sales of our products.

If the market for server appliance products does not grow because medium to large Internet service providers and application service providers in our target market are not receptive to them, our revenues may not grow.

   Large Internet service providers and application service providers that offer hosting services may not be as receptive to our products as other organizations because they currently rely on, and their buying programs are more likely to be based on, established, proprietary operating systems and general-purpose servers. In addition, we expect that Internet service providers that specialize in providing Internet access and non-hosting services to consumers will not be substantial purchasers of our products. Consolidation has recently begun to occur in the Internet service provider and application service provider market, with many large Internet service providers and application service providers acquiring smaller and regional companies. Continued consolidation in this market could result in some of our customers being absorbed into larger organizations. This consolidation may increase the number of larger corporations that may not be as receptive to our products and, as a result, our revenues would not grow and may even decrease.

Potential increases or changes in governmental regulation of Internet communication and commerce could discourage the growth of the Internet, which could decrease the demand for our products.

   Due to concerns arising from the increasing use of the Internet, a number of laws and regulations have been, and may be, adopted covering issues including user privacy, taxation, pricing, acceptable content and quality of products and services. Legislative changes could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications and commercial medium. Further, due to the global nature of the Internet, it is possible that multiple federal, state or foreign jurisdictions might attempt to regulate Internet transmissions or levy sales or other taxes relating to Internet-based activities. Moreover, the applicability to the Internet of existing laws, including laws governing property ownership, libel and personal privacy, is uncertain. We cannot assess the possible negative impact of any future regulation of the Internet on our business.

                   Risks Related to Our Product Manufacturing

Our dependence on sole source and limited source suppliers for key components makes us susceptible to supply shortages that could prevent us from shipping customer orders on time, if at all, and could result in lost sales or customers.

   We depend upon single source and limited source suppliers for our industry-standard processors and power supplies and our custom-printed circuit boards, chassis and sheet metal parts. We also depend on limited sources to supply several other industry-standard components. We have in the past experienced, and may in the future experience, shortages of, or difficulties in acquiring, components needed to produce our products. In particular, there have also been recent industry-wide shortages and delays in the production of commodities, including high-performance processor boards, memory chips and disk drives. Shortages have been of limited duration and have not yet caused delays in production of our products. However, shortages in supply of these key components for an extended time would cause delays in the production of our products, prevent us from satisfying our contractual obligations and meeting customer expectations, and result in lost sales or customers. If we are unable to buy components we need or if we are unable to buy components at acceptable prices, we will not be able to manufacture and deliver our products on a timely or cost-effective basis to our customers.

We rely on a single contract manufacturer to produce our products and, if our manufacturer fails to meet our requirements, we will be unable to meet customer requirements and our customer relationships would suffer.

   We do not have a written agreement with SCI Systems that guarantees production levels or manufacturing prices and we may not be able to enter into a written agreement with SCI Systems in the future. SCI Systems may not have additional facilities available when we need them. Commencing volume production or expanding production to another facility owned by SCI Systems may be expensive and time-consuming. In addition, commencement of the manufacturing of our products at a second SCI Systems manufacturing site or any additional sites we may need in the future may cause transitional problems, including delays and quality control issues, that could cause us to lose sales and impair our ability to achieve profitability. We may need to find new outside manufacturers to manufacture our products in higher volume and at lower costs to meet increased demand and competition. If we are required or choose to change outside manufacturers, we may lose sales and customer relationships may suffer.

If we do not accurately forecast our component requirements, our manufacturing may be interrupted and delivery of products may be delayed.

   We use rolling forecasts based on anticipated product orders to determine our component requirements. Lead times for materials and components that we order vary significantly and depend on factors including specific supplier requirements, contract terms and current market demand for those components. In addition, a variety of factors, including the timing of product releases, potential delays or cancellations of orders and the timing of large orders, make it difficult to predict product orders. As a result, our component requirement forecasts may not be accurate. If we overestimate our component requirements, we may have excess inventory, which would increase our costs. If we underestimate our component requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would negatively impact our business and operating results.

                Risks Related to Our Marketing and Sales Efforts

We need to expand our direct sales channel and build our indirect sales channel of system integrators and resellers to distribute our products and, if we fail to do so, our growth could be limited.

   In order to increase market awareness and sales of our products, we will need to substantially expand our direct sales programs and build our network of system integrators and resellers, both domestically and internationally. If we fail in this endeavor, our growth will be limited. To date, we have relied primarily on our direct sales force to generate demand for our products. We have recently expanded our direct sales force and plan to hire additional sales personnel. Competition for qualified sales people is intense, and we might not be able to hire the quality and number of sales people we require. We have limited experience working with systems integrators and resellers. We expect we will need to expend significant resources to enlist systems integrators and resellers and educate them regarding our products.

We may incur significant costs to promote our brand that may not result in the desired brand recognition by customers or increased sales.

   In the fast growing market for server appliances, we believe we need to establish a strong brand to compete successfully. In order to attract and retain customers, we believe that our brand must be recognized and viewed favorably by our customers and end users. Although we intend to advertise and promote our brand, these strategies may fail. If we are unable to design and implement effective marketing campaigns or otherwise fail to promote and maintain our brand, our sales could decline. Our business may also suffer if we incur excessive expenses promoting and maintaining our brand but fail to achieve the expected or desired increase in revenues.

If we are unable to expand our customer service and support organization, we may not be able to retain our existing customers and attract new customers.

   We currently have a small customer service and support organization and will need to increase our staff to support new customers and the expanding needs of our existing customers. Hiring customer service and support personnel is very competitive in our industry due to the limited number of people available with the necessary technical skills and understanding of server appliance products. If we are unable to expand our customer service and support organization, we may not be able to retain our existing customers and attract new customers. In addition, we may be required to pay higher compensation and benefits to hire these people than we expect. In this event, the cost of expanding our customer service and support organization may have a negative impact on margins and operating results.

                Risks Related to Competition Within Our Industry

If we are not able to effectively compete against providers of general-purpose servers or specific-purpose servers, our revenues will not increase and may decrease.

   In the market for server appliances, we face significant competition from larger companies who market general-purpose or specific-purpose servers and have greater financial resources and name recognition than we do. Many of these companies have larger and more established service organizations to support these products. These and other large competitors may be able to leverage their existing resources, including their service organizations, and provide a wider offering of products and higher levels of support on a more cost-effective basis than we can. In addition, competing companies may be able to undertake more extensive promotional activities, adopt more aggressive pricing policies and offer more attractive terms to their customers than we can. If these large competitors provide lower cost server appliances with greater functionality or support than our products, or if some of their products are comparable to ours and are offered as part of a range of products that is broader than ours, our products could become undesirable. Even if the functionality of competing products is equivalent to ours, we face a substantial risk that a significant number of customers would elect to pay a premium for similar functionality rather than purchase products from a less-established vendor. Increased competition may negatively affect our business and future operating results by leading to price reductions, higher selling expenses or a reduction in our market share.

Our revenues could be reduced if general-purpose server manufacturers make acquisitions in order to join their extensive distribution capabilities with our smaller competitors' products.

   Compaq, Dell, Hewlett-Packard, IBM, Sun Microsystems and other server manufacturers may not only develop their own server appliance solutions, but they may also acquire or establish cooperative relationships with our other current competitors, including smaller private companies. Because general-purpose server manufacturers have significant financial and organizational resources available, they may be able to quickly penetrate the server appliance market by leveraging the technology and expertise of smaller companies and utilizing their own extensive distribution channels. For example, Whistle, a server appliance company, was recently acquired by IBM. We expect that the server appliance industry will experience consolidation. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share through consolidation.

We may sell fewer products if other vendors' products are no longer compatible with ours or other vendors bundle their products with those of our competitors and sell them at lower prices.

   Our ability to sell our products depends in part on the compatibility of our products with other vendors' software and hardware products. Developers of these products may change their products so that they will no longer be compatible with our products. These other vendors may also decide to bundle their products with other server appliances for promotional purposes and discount the sales price of the bundle. If that were to happen, our business and future operating results could suffer if we were no longer able to offer commercially viable products.

Server appliance products are subject to rapid technological change due to changing operating system software and network hardware and software configurations, and our sales will suffer if our products are rendered obsolete by new technologies.

   The server appliance market is characterized by rapid technological change, frequent new product introductions and enhancements, potentially short product life cycles, changes in customer demands and evolving industry standards. Our products could be rendered obsolete if products based on new technologies are introduced or new industry standards emerge.

   New products and product enhancements can require long development and testing periods, which requires us to hire and retain increasingly scarce, technically competent personnel. Significant delays in new product releases or significant problems in installing or implementing new products could seriously damage our business. We have on occasion experienced delays in the scheduled introduction of new and enhanced products and cannot be certain that we will avoid similar delays in the future.

   Our future success depends upon our ability to enhance existing products, develop and introduce new products, satisfy customer requirements and achieve market acceptance. We cannot be certain that we will successfully identify new product opportunities and develop and bring new products to market in a timely and cost-effective manner.

       Risks Related to Our Products' Dependence on Intellectual Property
                            and Our Use of Our Brand

Our reliance upon contractual provisions and domestic trademark laws to protect our proprietary rights may not be sufficient to protect our intellectual property from others who may sell similar products.

   Our products are differentiated from those of our competitors by our internally developed software and hardware and the manner in which they are integrated into our products. If we fail to protect our intellectual property, other vendors could sell products with features similar to ours, and this could reduce demand for our products. We believe that the steps we have taken to safeguard our intellectual property afford only limited protection. Others may develop technologies that are similar or superior to our technology or design around the copyrights and trade secrets we own. Despite the precautions we have taken, laws and contractual restrictions may not be sufficient to prevent misappropriation of our technology or deter others from developing similar technologies.

   In addition, the laws of the countries in which we decide to market our services and solutions may offer little or no effective protection of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technology could enable third-parties to benefit from our technology without paying us for it, which would significantly harm our business.

We have invested substantial resources in developing our products and our brand, and our operating results would suffer if we were subject to a protracted infringement claim or one with a significant damages award.

   Substantial litigation regarding intellectual property rights and brand names exists in our industry. We expect that server appliance products may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. We are not aware that our products employ technology that infringes any proprietary rights of third parties. However, third parties may claim that we infringe their intellectual property rights. Any claims, with or without merit, could:

  .  be time-consuming to defend;

  .  result in costly litigation;

  .  divert our management's attention and resources;

  .  cause product shipment delays; or

  .  require us to enter into royalty or licensing agreements.

   Royalty or licensing agreements may not be available on terms acceptable to us, if at all. A successful claim of product infringement against us or our failure or inability to license the infringed or similar technology could adversely affect our business because we would not be able to sell the impacted product without redeveloping it or incurring significant additional expenses.

                      Other Risks Related to Our Business

Failure to manage our growth successfully could lead to inefficiencies in conducting our business, increased expenses and slower growth.

   In the past year, our operations have expanded greatly. Our growth has placed, and will continue to place, a significant strain on our management and operating and financial systems, as well as sales and marketing and administrative resources. As of April 30, 2000, we had a total of 141 employees, an increase from a total of 33 employees as of December 31, 1998. Additional growth will further strain these resources. If we cannot manage our expanding operations, we may not be able to continue to grow or we may grow at a slower rate. To manage any future growth effectively, we must continue to improve our financial and accounting systems, inventory and production controls, reporting and procedures, integrate new personnel and manage expanded operations. If we fail to do so, the quality of our products and our ability to respond to our customers' needs and retain key personnel would cause our business to suffer. Also, we may fail to add capacity in a cost-effective manner or allow our operating costs to escalate faster than planned.

If we fail to recruit and retain a significant number of qualified technical personnel and sales and marketing personnel, we may not be able to develop and introduce our products on a timely basis.

   We require the services of a substantial number of qualified technical personnel. The market for this personnel is characterized by intense competition, as well as a high level of employee mobility, which makes it particularly difficult to attract and retain the qualified technical personnel we require. We have experienced, and we expect to continue to experience, difficulty in hiring and retaining highly-skilled employees with appropriate technical qualifications. If we are unable to recruit and retain a sufficient number of technical personnel, we may not be able to complete development of, or upgrade or enhance, our products in a timely manner.

   The expansion of our sales and marketing department will also require the hiring and retention of personnel for whom there is also a high demand. If we are unable to recruit and retain a sufficient number of sales and marketing personnel, we may not be able to increase market awareness of our products and generate sales of our products as quickly as we would like. Moreover, we may only be able to expand our staff of technical personnel and sales and marketing personnel by providing individuals with compensation packages that are higher than expected.

If we cannot manage and expand our international operations profitably, our revenues may not increase and our business and results of operations would be adversely affected.

   We currently conduct limited business activity outside of North America. However, we expect international revenue to account for a more significant percentage of our total revenue in the future and to play an important role in the growth of our business. We believe that we must continue to expand our international sales and fulfillment activities in order to be successful. We have limited experience developing and managing an international sales operation. Also, there are risks and complexities inherent in conducting international operations, including, for example, longer payment cycles, local labor laws and practices and the complexity of complying with additional regulatory requirements. As we attempt to expand our international sales, any of these factors and our inexperience may limit our ability to expand our international operations and, consequently, our business and results of operations may suffer.

If we are unable to find suitable acquisition candidates, our growth could be impeded.

   A component of our business strategy is the acquisition of, or investment in, complementary businesses, technologies or products. Our ability to identify and invest in suitable acquisition and investment candidates on acceptable terms is crucial to this strategy. We may not be able to identify, acquire or make investments in promising acquisition candidates on acceptable terms. Moreover, in pursuing acquisition and investment opportunities, we may be in competition with other companies having similar growth and investment strategies. Competition for these acquisitions or investment targets could result in increased acquisition or investment prices and a diminished pool of businesses, technologies, services or products available for acquisition or investment. An inability to find suitable acquisition or investment candidates at reasonable prices could slow our growth rate.

Our acquisition strategy could have an adverse effect on our existing business, customer satisfaction and operating results.

   Acquisitions involve a number of risks, including:

  . adverse effects on our reported operating results due to accounting charges associated with the acquisitions;

  .  difficulties in management and integration of the acquired business;

  . increased expenses, including compensation expense resulting from newly-hired employees;

  .  diversion of management resources and attention; and

  . potential disputes with sellers of acquired businesses, technologies, services or products.

Our future success is dependent on the services of our founder and other key personnel, and those persons' knowledge of our business and technical expertise would be difficult to replace.

   Our products and technologies are complex and we are substantially dependent upon the continued service of our existing engineering personnel, and especially Lawrence A. Genovesi, our President, Chief Executive Officer and Chief Technology Officer. We do not have employment agreements with any of our officers. The loss of any of our key employees could adversely affect our business and slow our product development processes or sales and marketing efforts. Although we maintain a key person life insurance policy on Mr. Genovesi, the amount of this insurance may be inadequate to compensate us for his loss.

If our products fail to perform properly and conform to our specifications, our customers may demand refunds or assert claims for damages and our reputation and operating results may suffer.

   Because our server appliance products are complex, they could contain errors or bugs that can be detected at any point in a product's life cycle. In the past we have discovered errors in some of our products and have experienced delays in the shipment of our products during the period required to correct these errors or we have had to replace defective products that were already shipped. These delays and replacements have principally related to new product releases. Errors in our products may be found in the future and any of these errors could be significant. Detection of any significant errors may result in:

  .  the loss of or delay in market acceptance and sales of our products;

  .  diversion of development resources;

  .  injury to our reputation; or

  .  increased maintenance and warranty costs.

   These problems could harm our business and future operating results. Product errors or delays could be material, including any product errors or delays associated with the introduction of new products or the versions of our products that support Windows or Linux operating systems. If our products fail to conform to warranted specifications, customers could demand a refund for the purchase price or assert claims for damages.

   Moreover, because our products are used in connection with critical distributed computing systems services, we may receive significant liability claims if our products do not work properly. Our agreements with customers typically contain provisions intended to limit our exposure to liability claims. However, these limitations may not preclude all potential claims. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Any claims for damages, whether or not successful, could seriously damage our reputation and our business.

We may need additional capital that may not be available to us and, if raised, may dilute your ownership interest in us.

   We may need to raise additional funds to develop or enhance our services and solutions, to fund expansion, to respond to competitive pressures or to acquire complementary products, businesses or technologies. Additional financing may not be available on terms that are acceptable to us. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders would be reduced and these securities might have rights, preferences and privileges senior to those of our current stockholders. If adequate funds are not available on acceptable terms, our ability to fund our expansion, take advantage of unanticipated opportunities, develop or enhance products or services, or otherwise respond to competitive pressures would be significantly limited.

                         Risks Related to this Offering

Our directors, executive officers and existing stockholders will continue to control us after this offering and could delay or prevent a change in control.

   After this offering, our directors, executive officers and existing stockholders and their affiliates will together control approximately 80.3% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to control all matters requiring approval of a majority of our stockholders, including the election and removal of directors and any merger, sale of assets and other significant corporate transactions. This control could:

  .  delay or prevent a change in control of Network Engines;

  . deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of Network Engines or its assets; and

  .  affect the market price of our common stock.

We have anti-takeover defenses that could delay or prevent an acquisition and could adversely affect the price of our common stock.

   After this offering, the board of directors will have the authority to issue up to 5,000,000 shares of preferred stock and, without any further vote or action on the part of the stockholders, will have the authority to determine the price, rights, preferences, privileges and restrictions of the preferred stock. This preferred stock, if issued, might have preference over the rights of the holders of common stock and could adversely affect the price of our common stock. The issuance of this preferred stock may make it more difficult for a third party to acquire us or to acquire a majority of our outstanding voting stock. We currently have no plans to issue preferred stock.

   In addition, provisions of our second amended and restated certificate of incorporation, second amended and restated by-laws and equity compensation plans may deter an unsolicited offer to purchase Network Engines. These provisions, coupled with the provisions of the Delaware General Corporation Law, may delay or impede a merger, tender offer or proxy contest involving Network Engines. For example, our board of directors will be divided into three classes, only one of which will be elected at each annual meeting. These factors may further delay or prevent a change of control of our business. See "Description of Capital Stock--Delaware Law and Certain Charter and By-Law Provisions; Anti-Takeover Effects."

Future sales by existing stockholders could depress the market price of our common stock.

   Sales of a substantial number of shares of our common stock in the public market after this offering could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. See "Shares Eligible for Future Sale."

                  FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

   This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases you can identify these statements by forward-looking words including "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will," and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned "Risk Factors," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have an adverse effect on our business, results of operations and financial position.

   This prospectus contains industry data related to our business and the server appliance industry, which we believe is reasonable. This industry data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. The failure of the server appliance market to grow at these projected rates may have a material adverse effect on our business, results of operations and financial condition, and the market price of our common stock.

                   ASSUMPTIONS THAT APPLY TO THIS PROSPECTUS

   Unless we indicate otherwise, all information in this prospectus is based on the following:

  . conversion of all outstanding shares of preferred stock into shares of common stock effective upon the closing of this offering;

  .  no exercise by the underwriters of their over-allotment option; and

  .  a 2.5-for-1 stock split which was effected prior to this offering.

                                USE OF PROCEEDS

   We expect the net proceeds from our sale of 6,500,000 shares of common stock will be approximately $101.8 million, at an initial public offering price of $17.00 per share less underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $117.2 million.

   The principal purposes of this offering are to establish a public market for our common stock, increase visibility in the marketplace, facilitate our future access to public capital markets, provide liquidity to existing stockholders and obtain additional working capital.

   We have no current specific plan for the proceeds of this offering. The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our technology development efforts, sales and marketing activities, the amount of cash generated or used by our operations and the activities of our competition. We may find it necessary or advisable to use portions of the proceeds for other purposes, including potential acquisitions of businesses, technologies or products, and we will have broad discretion in the application of the net proceeds. No specific acquisitions are currently planned and no portion of the net proceeds has been allocated for any acquisition. Pending our use of the net proceeds, we intend to invest the net proceeds in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

   We have never paid or declared any cash dividends on our common stock or other securities and do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain all of our future earnings, if any, for use in the operation and expansion of our business.

   Under the terms of our existing credit agreement, we are prohibited from paying any cash dividends without the prior written consent of our lender.

                                CAPITALIZATION

   The following table sets forth our cash position and total capitalization as of March 31, 2000

  .  on an actual basis;

  . on a pro forma basis to give effect to the conversion of all outstanding shares of our preferred stock into shares of common stock upon the closing of this offering; and

  . on a pro forma as adjusted basis to reflect the sale in this offering of 6,500,000 shares of common stock at an initial public offering price of $17.00 per share, less underwriting discounts and commissions and estimated offering expenses payable by us.

   This table should be read in conjunction with our financial statements and notes thereto, which can be found at the end of this prospectus.

                                                     As of March 31, 2000
                                                  -----------------------------
                                                             Pro     Pro Forma
                                                  Actual    Forma   As Adjusted
                                                        (in thousands)
Cash, cash equivalents and restricted cash....... $17,172  $17,172   $118,937
                                                  =======  =======   ========
Current portion of long-term debt................ $    66  $    66   $     66
                                                  =======  =======   ========
Long-term debt, less current portion............. $   109  $   109   $    109
Redeemable convertible preferred stock:
  Series D Convertible Preferred Stock, $.01 par
   value; 3,581,554 shares, no shares and no
   shares authorized, issued and outstanding,
   actual, pro forma and pro forma as adjusted,
   respectively..................................  28,152      --         --
  Series C Convertible Preferred Stock, $.01 par
   value; 1,123,549 shares, no shares and no
   shares authorized, issued and outstanding,
   actual, pro forma and pro forma as adjusted,
   respectively..................................   9,949      --         --
  Series B Convertible Preferred Stock, $.01 par
   value; 357,142 shares, no shares and no shares
   authorized, issued and outstanding, actual,
   pro forma and pro forma as adjusted,
   respectively..................................   2,750      --         --
  Series A Convertible Preferred Stock, $.01 par
   value; 185,250 shares, no shares and no shares
   authorized, issued and outstanding, actual,
   pro forma and pro forma as adjusted,
   respectively..................................   1,125      --         --
                                                  -------  -------   --------
    Total redeemable convertible preferred
     stock.......................................  41,976      --         --
Stockholders' equity (deficit):
  Common stock, $.01 par value; 60,000,000 shares
   authorized and 4,902,035 shares issued and
   outstanding, actual; 60,000,000 shares
   authorized and 26,350,477 shares issued and
   outstanding, pro forma; 100,000,000 shares
   authorized and 32,850,477 shares issued and
   outstanding pro forma as adjusted.............      49      264        329
  Additional paid-in capital.....................  11,104   52,865    154,565
  Accumulated deficit............................ (17,241) (17,241)   (17,241)
  Note receivable from stockholder...............     (92)     (92)       (92)
  Deferred stock compensation.................... (12,718) (12,718)   (12,718)
                                                  -------  -------   --------
    Total stockholders' equity (deficit)......... (18,898)  23,078    124,843
                                                  -------  -------   --------
      Total capitalization....................... $23,187  $23,187   $124,952
                                                  =======  =======   ========

   This information excludes 3,501,017 shares of common stock issuable upon exercise of options outstanding as of March 31, 2000 at a weighted average exercise price of $0.99 per share, 1,882,851 shares of common stock issuable upon exercise of warrants outstanding as of March 31, 2000 at a weighted average exercise price of $0.35 per share, 3,549,785 shares of common stock reserved for future grant under our 1999 stock incentive plan, 750,000 shares of common stock reserved for issuance under our 2000 employee stock purchase plan and 500,000 shares of common stock reserved for issuance under our 2000 director stock option plan.

                                    DILUTION

   Our pro forma net tangible book value as of March 31, 2000, was $23.1 million, or approximately $0.88 per share. Pro forma net tangible book value per share represents the pro forma stockholders' equity divided by the pro forma number of shares of common stock outstanding, giving effect to the conversion of all outstanding shares of preferred stock. After giving effect to the sale of the 6,500,000 shares of common stock being offered at an initial public offering price of $17.00 per share less underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value at March 31, 2000, would have been $124.8 million, or approximately $3.80 per share. This represents an immediate increase in pro forma net tangible book value of $2.92 per share to existing stockholders and an immediate dilution in net tangible book value of $13.20 per share to new investors in common stock in this offering. The following table illustrates this dilution on a per share basis:

Initial public offering price per share...........................       $17.00
  Pro forma net tangible book value per share as of March 31,
   2000........................................................... $0.88
  Increase attributable to new investors..........................  2.92
Pro forma net tangible book value per share after offering........         3.80
                                                                         ------
Dilution per share to new investors...............................       $13.20
                                                                         ======

   The following table sets forth, on a pro forma basis as of March 31, 2000, the differences between the number of shares of common stock purchased, the total consideration paid and the average price per share paid by existing stockholders and by the new investors purchasing shares of common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us, at the initial public offering price of $17.00 per share.

                                Shares Purchased  Total Consideration   Average
                               ------------------ -------------------- Price Per
                                 Number   Percent    Amount    Percent   Share
Existing stockholders......... 26,350,477    80%  $ 38,380,000    26%   $ 1.46
New public investors..........  6,500,000    20    110,500,000    74     17.00
                               ----------   ---   ------------   ---
  Total....................... 32,850,477   100%  $148,880,000   100%
                               ==========   ===   ============   ===

   The foregoing discussion excludes any shares to be issued in connection with the over-allotment option and excludes any shares of common stock issuable upon the exercise of options or warrants. As of March 31, 2000, there were 3,501,017 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $0.99 per share, 1,882,851 shares of common stock issuable upon exercise of warrants outstanding at a weighted average exercise price of $0.35 per share, 3,549,785 shares of common stock reserved for future grant under our 1999 stock incentive plan, 750,000 shares of common stock reserved for issuance under our 2000 employee stock purchase plan and 500,000 shares of common stock reserved for issuance under our 2000 director stock option plan. To the extent that any shares are issued upon exercise of options or warrants that were outstanding at March 31, 2000 or granted after that date, or reserved for future issuance under our stock plans, there may be further dilution to new investors.

                            SELECTED FINANCIAL DATA

   The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus. The statement of operations data for the fiscal years ended September 30, 1997, 1998 and 1999 and the balance sheet data as of September 30, 1998 and 1999 are derived from our financial statements audited by PricewaterhouseCoopers LLP, independent accountants, included elsewhere in this prospectus. The statement of operations data for the years ended September 30, 1995 and 1996 and the balance sheet data as of September 30, 1995, 1996 and 1997 are derived from our audited financial statements not included elsewhere in this prospectus. The statement of operations data for the three months ended December 31, 1998, March 31, 1999, June 30, 1999, September 30, 1999, December 31, 1999 and March 31, 2000, the statement of operations data for the six months ended March 31, 1999 and 2000 and the balance sheet data as of March 31, 2000 are derived from our unaudited financial statements. The unaudited financial statements have been prepared on the same basis as our audited financial statements and, in our opinion, include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our results of operations and financial position for these periods. These historical results are not necessarily indicative of results to be expected for any future period.

   Unaudited pro forma basic and diluted net loss per share have been calculated assuming the conversion of all outstanding shares of preferred stock into shares of common stock, as if the shares had converted immediately upon issuance. Accordingly, accretion of preferred stock to redemption value has not been included in the calculation of unaudited pro forma basic and diluted net loss per share.

                            Selected Financial Data
                     (in thousands, except per share data)

                                                                     Six Months Ended
                             Fiscal Year Ended September 30,            March 31,
                          -----------------------------------------  -----------------
                           1995    1996    1997     1998     1999     1999      2000
Statement of Operations
 Data:
Net revenues............  $  661  $1,515  $   609  $ 1,102  $ 6,031  $ 1,116  $ 10,466
Cost of revenues........     335     718      465    1,591    4,733    1,268     6,805
                          ------  ------  -------  -------  -------  -------  --------
 Gross profit (loss)....     326     797      144     (489)   1,298     (152)    3,661
Operating expenses:
 Research and
  development...........      92     169      395      923    2,564      867     3,084
 Sales and marketing....      98     233      477    1,593    2,920    1,147     4,627
 General and
  administrative........     257     268      396      620      934      389     1,191
 Stock compensation.....      --      --       --       --      127       10       876
                          ------  ------  -------  -------  -------  -------  --------
   Total operating
    expenses............     447     670    1,268    3,136    6,545    2,413     9,778
Income (loss) from
 operations.............    (121)    127   (1,124)  (3,625)  (5,247)  (2,565)   (6,117)
Interest income
 (expense), net.........     (27)    (69)     (33)    (574)    (897)    (919)      310
                          ------  ------  -------  -------  -------  -------  --------
Income (loss) before
 extraordinary item.....    (148)     58   (1,157)  (4,199)  (6,144)  (3,484)   (5,807)
Extraordinary gain on
 extinguishment of
 debt...................      --      --       --       --      314      314        --
                          ------  ------  -------  -------  -------  -------  --------
Net income (loss).......    (148)     58   (1,157)  (4,199)  (5,830)  (3,170)   (5,807)
Accretion of redeemable
 convertible preferred
 stock..................      --      --       --       --     (223)      --    (4,259)
                          ------  ------  -------  -------  -------  -------  --------
Net income (loss)
 attributable to common
 stockholders...........  $ (148) $   58  $(1,157) $(4,199) $(6,053) $(3,170) $(10,066)
                          ======  ======  =======  =======  =======  =======  ========
Income (loss) per common
 share before
 extraordinary item--
 basic and diluted......  $(0.06) $ 0.02  $ (0.36) $ (1.31) $ (1.92) $ (0.96) $  (2.86)
Extraordinary item per
 common share--basic and
 diluted................      --      --       --       --     0.09       --        --
                          ------  ------  -------  -------  -------  -------  --------
Net income (loss) per
 common share--basic and
 diluted................  $(0.06) $ 0.02  $ (0.36) $ (1.31) $ (1.83) $ (0.96) $  (2.86)
                          ======  ======  =======  =======  =======  =======  ========
Shares used in computing
 basic and diluted net
 income (loss) per
 common share...........   2,675   3,025    3,177    3,200    3,312    3,285     3,525
Pro forma net loss per
 common share--basic and
 diluted (unaudited)....                                    $ (0.63)          $  (0.28)
                                                            =======           ========
Shares used in computing
 basic and diluted pro
 forma net loss per
 common share
 (unaudited)............                                      9,242             21,011

                                      As of September 30,              As of
                                -----------------------------------  March 31,
                                1995  1996  1997    1998     1999      2000
Balance Sheet Data:
Cash, cash equivalents and
 restricted cash............... $ 11  $ 32 $   16  $   113  $ 1,535  $ 17,172
Working capital (deficit)......   (8)  205    (97)  (3,937)   1,897    20,497
Total assets...................  313   804    699    1,730    5,864    29,979
Long-term debt, less current
 portion.......................   61    82     58       69      158       109
Redeemable convertible
 preferred stock...............   --    --  1,000    1,000   12,467    41,976
Total stockholders' equity
 (deficit).....................  (45)  227   (953)  (4,554)  (9,897)  (18,898)

                                                  Three Months Ended
                         -----------------------------------------------------------------------
                         December 31, March 31,  June 30,   September 30, December 31, March 31,
                             1998       1999       1999         1999          1999       2000
                                                    (in thousands)
Net revenues............   $   223     $   893   $   908       $4,007       $ 4,415     $ 6,051
Cost of revenues........       385         883     1,004        2,461         2,613       4,192
                           -------     -------   -------       ------       -------     -------
 Gross profit (loss)....      (162)         10       (96)       1,546         1,802       1,859
Operating expenses:
 Research and
  development...........       317         550       640        1,057         1,174       1,910
 Sales and marketing....       558         589       778          995         1,615       3,012
 General and
  administrative........       203         186       206          339           432         759
 Stock compensation.....        --          10        37           80           197         679
                           -------     -------   -------       ------       -------     -------
   Total operating
    expenses............     1,078       1,335     1,661        2,471         3,418       6,360
Loss from operations....    (1,240)     (1,325)   (1,757)        (925)       (1,616)     (4,501)
Interest income
 (expense), net.........      (930)         11         4           18            30         280
                           -------     -------   -------       ------       -------     -------
Loss before
 extraordinary item.....    (2,170)     (1,314)   (1,753)        (907)       (1,586)     (4,221)
Extraordinary gain on
 extinguishment of
 debt...................        --         314        --           --            --          --
                           -------     -------   -------       ------       -------     -------
Net loss................   $(2,170)    $(1,000)  $(1,753)      $ (907)      $(1,586)    $(4,221)
                           =======     =======   =======       ======       =======     =======
As a Percentage of Net
 Revenues:
Net revenues............     100.0%      100.0%    100.0%       100.0%        100.0%      100.0%
Cost of revenues........     172.6        98.9     110.6         61.4          59.2        69.3
                           -------     -------   -------       ------       -------     -------
 Gross profit (loss)....     (72.6)        1.1     (10.6)        38.6          40.8        30.7
Operating expenses:
 Research and
  development...........     142.2        61.6      70.5         26.4          26.6        31.6
 Sales and marketing....     250.2        66.0      85.7         24.8          36.6        49.8
 General and
  administrative........      91.0        20.8      22.7          8.5           9.8        12.5
 Stock compensation.....        --         1.1       4.0          2.0           4.4        11.2
                           -------     -------   -------       ------       -------     -------
   Total operating
    expenses............     483.4       149.5     182.9         61.7          77.4       105.1
                           -------     -------   -------       ------       -------     -------
Loss from operations....    (556.0)     (148.4)   (193.5)       (23.1)        (36.6)      (74.4)
Interest income
 (expense), net.........    (417.1)        1.2       0.4          0.5           0.7         4.6
                           -------     -------   -------       ------       -------     -------
Loss before
 extraordinary item.....    (973.1)     (147.2)   (193.1)       (22.6)        (35.9)      (69.8)
Extraordinary gain on
 extinguishment of
 debt...................        --        35.2        --           --            --          --
                           -------     -------   -------       ------       -------     -------
Net loss................    (973.1)%    (112.0)%  (193.1)%      (22.6)%       (35.9)%     (69.8)%
                           =======     =======   =======       ======       =======     =======

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                                   CONDITIONS

   You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and related notes included elsewhere in this prospectus.

Overview

   We develop, market and provide integrated and powerful server appliances that enable organizations to provide information and applications over the Internet. We were incorporated in 1989 as PowerStation Technologies, Inc. to provide systems integration and consulting services. In fiscal 1994, we transitioned our business by becoming a developer of fault-tolerant high-density general-purpose computers, our P6000 product line. In September 1997, we changed our name to Network Engines, Inc. and began expending substantial research and development efforts to leverage our legacy general-purpose computer technology into server appliance products. Research and development expenses increased significantly from $395,000 to $923,000 to $2.6 million in fiscal 1997, 1998 and 1999, respectively.

   In June 1999, we introduced our WebEngine Blazer product, which is our first generation of server appliances. Since July 1999, substantially all of our revenue has been attributable to the WebEngine Blazer product as we discontinued development and sales of the P6000 product line upon the introduction of our server appliances. Additionally, we introduced our AdminEngine server appliance in February 2000 and our WebEngine Roadster and WebEngine Viper server appliances in the third quarter of fiscal 2000 and expect to introduce our CommerceEngine server appliance in the fourth quarter of fiscal 2000.

   Since we began focusing on server appliances in 1998, we have incurred substantial costs to develop our technology and products, to recruit and train personnel for our engineering, sales and marketing and technical support departments, and to establish an administrative organization. As a result, we had an accumulated deficit of $17.2 million as of March 31, 2000. We anticipate that our operating expenses will increase substantially in the future as we increase our sales and marketing operations, develop new channels, fund greater levels of research and development, expand our technical support and improve our operational and financial systems. Accordingly, we will need to generate significant revenues to achieve profitability. In addition, our limited operating history in the server appliance market makes it difficult for us to predict future operating results, and, accordingly, there can be no assurances that we will sustain revenue growth or achieve profitability in future quarters.

   We derive revenues from the sale of our products to customers and from license fees. License fees are generated by granting customers a right to manufacture specific configurations of our product and to distribute that product under their name. For direct sales and sales to resellers, we recognize revenues upon delivery, provided evidence of an arrangement has been received, no obligations remain outstanding and collectibility is reasonably assured. For the license agreements, we recognize license revenues upon sell through to the licensee's customers.

   We have strategic agreements with IBM, Infolibria and Micronpc.com that allow them to manufacture our WebEngine Blazer hardware design. Until IBM and Micronpc.com were able to manufacture the licensed product for themselves, we were manufacturing the product for them and charging them a higher unit sales price for this service than we would have received in license fees had they manufactured the product. As of March 31, 2000, we expect that substantially all future revenues from IBM and Micronpc.com will be license revenues. Accordingly, the revenue per unit for these customers will decrease. However, since these licensees will be manufacturing the units, we will not incur any substantial cost of revenues and our gross profit as a percentage of revenue will be high for license revenues. There are no minimum license fee commitments under any of these agreements.

   We sell our products through a direct sales force, through systems integrators acting as resellers, and to OEMs and licensed manufacturers. Substantially all of our sales to date have been to customers in the United States. We intend to expand our reseller channel in the United States and to establish an international indirect channel.

   Gross profit represents net revenues recognized less the cost of revenues. Cost of revenues includes cost of materials, manufacturing costs, manufacturing personnel expenses, obsolescence charges, packaging, license fees and shipping and warranty costs. Our gross profit will be affected primarily by the mix of product revenues versus license revenues, the timing and size of customer orders, and new product introductions by us and our competitors.

   Research and development expenses consist primarily of salaries and related expenses for personnel engaged in research and development, fees paid to consultants and outside service providers, material costs for prototype and test units and other expenses related to the design, development, testing and enhancements of our products. We expense all of our research and development costs as they are incurred. We believe that a significant level of investment in product research and development is required to remain competitive. Accordingly, we expect to continue to devote substantial resources to product research and development. As a result, we expect research and development expenses will increase in absolute dollars but will continue to fluctuate as a percentage of net revenues.

   Sales and marketing expenses consist primarily of salaries, commissions and related expenses for personnel engaged in sales, marketing and customer support functions, as well as costs associated with trade shows, public relations and marketing materials. We intend to expand our sales and marketing operations and efforts substantially, both domestically and internationally, in order to increase market awareness and to generate sales of our products. Accordingly, we expect our sales and marketing expenses to increase in absolute dollars but continue to fluctuate as a percentage of net revenues.

   General and administrative expenses consist primarily of salaries and other related costs for executive, finance, accounting, information technology, facilities and human resources personnel, as well as accounting, legal, other professional fees and allowance for doubtful accounts. We expect these expenses to increase in absolute dollars but continue to fluctuate as a percentage of net revenues as we add administrative personnel and incur additional costs related to the growth of our business, expansion of our information infrastructure and our operation as a public company.

   As of March 31, 2000, we recorded deferred stock compensation on our balance sheet of $13.8 million in connection with stock option and restricted stock grants to our employees and directors that were granted between February 1, 1999 and March 31, 2000. This amount represents the difference between the exercise price and the deemed fair value of our common stock for financial reporting purposes at the date of grant. We will amortize this stock compensation over the vesting period of the related options. During the six months ended March 31, 2000, we amortized $876,000 of stock compensation. During the remainder of fiscal 2000 and 2001, we expect to amortize stock compensation of:

                                                        Expected Amortization of
Fiscal Quarter Ending                                      Stock Compensation
---------------------                                   ------------------------
                                                             (in thousands)
June 30, 2000..........................................          $1,031
September 30, 2000.....................................           1,009
December 31, 2000......................................           1,009
March 31, 2001.........................................             997
June 30, 2001..........................................             938
September 30, 2001.....................................             938

   We then expect aggregate per quarter stock compensation amortization of approximately $918,000 during fiscal 2002, between $835,000 and $916,000 in fiscal 2003 and between $34,000 and $746,000 during fiscal 2004. The amount of stock compensation expense to be recorded in future periods could decrease if options for accrued but unvested compensation are forfeited.

   As of March 31, 2000, we had net operating loss carryforwards for both federal and state income tax purposes of approximately $8.9 million available to offset future taxable income. These net operating loss carryforwards expire beginning in 2019 and 2004, respectively. We have not recognized any benefit from the future use of loss carryforwards for these periods because of the uncertainty surrounding their realization.

   Our net loss attributable to common stockholders includes accretion charges to increase the carrying amount of our redeemable convertible preferred stock to the amount we would be required to pay if the preferred stock were to be redeemed. All preferred stock will automatically convert to common stock as a result of this offering. As a result, there will not be any accretion charges in the future related to our currently outstanding redeemable convertible preferred stock.

   We had 141 employees as of April 30, 2000, a substantial increase from 48 as of September 30, 1999 and 33 as of December 31, 1998. This rapid growth has placed significant demands on our management and operational resources. In order to manage our growth effectively, we must implement and improve our operational systems, procedures and controls on a timely basis. If our total revenues do not increase relative to our operating expenses, our management systems do not expand to meet increasing demands, we fail to attract, assimilate and retain qualified personnel or our management otherwise fails to manage our expansion effectively, we could experience a decline in our revenues and operating results.

Results of Operations

   In light of the significant change in our business related to the introduction of our server appliance products, we have presented a comparison of results for (1) the three months ended March 31, 2000 versus the three months ended December 31, 1999; (2) the three months ended December 31, 1999 versus the three months ended September 30, 1999 and (3) the three months ended September 30, 1999 versus the three months ended June 30, 1999. We have also presented a comparison of results for each of the fiscal years ended September 30, 1997, 1998 and 1999.

Three Months Ended March 31, 2000 and Three Months Ended December 31, 1999

 Net Revenues

   Net revenues increased to $6.1 million for the three months ended March 31, 2000 from $4.4 million for the three months ended December 31, 1999. Of this increase, approximately 64% was due to increased sales volumes of our WebEngine Blazer product and approximately 36% was due to an increased average sales price of the WebEngine Blazer attributable to the sale of configurations with faster processing power and more memory.

 Gross Profit

   Gross profit increased to $1.9 million for the three months ended March 31, 2000 from $1.8 million for the three months ended December 31, 1999. Gross profit as a percentage of net revenues decreased to 30.7% for the three months ended March 31, 2000 from 40.8% for the three months ended December 31, 1999. The decrease in gross profit was primarily due to a decrease in product sales to IBM that was only partially offset by license revenue from IBM. For the three months ended December 31, 1999, product sales to IBM accounted for 53% of net revenues versus license revenue from IBM accounting for less than 10% of net revenues for the three months ended March 31, 2000.

 Operating Expenses

   Research and Development. Research and development expenses increased to $1.9 million for the three months ended March 31, 2000 from $1.2 million for the three months ended December 31, 1999. This increase in research and development expenses was due primarily to an increase in compensation costs as research and development personnel increased during the period from 35 employees to 42 employees and, to a lesser extent, to higher expenses related to prototype and test units and consultant expenses.

   Sales and Marketing. Sales and marketing expenses increased to $3.0 million for the three months ended March 31, 2000 from $1.6 million for the three months ended December 31, 1999. This increase in sales and marketing expenses was due primarily to an increase in compensation costs as sales, marketing and customer support personnel during the period increased from 33 employees to 48 employees, increased commission expense attributable to higher net revenues and, to a lesser extent, due to increased spending on marketing programs, increased travel expenses associated with increased sales personnel and higher costs attributable to evaluation units.

   General and Administrative. General and administrative expense increased to $759,000 for the three months ended March 31, 2000 from $432,000 for the three months ended December 31, 1999. This increase in general and administrative expenses was due primarily to an increase in compensation costs as general and administrative personnel during the period increased from ten employees to 17 employees, increased legal fees and higher corporate recruiting costs.

   Stock Compensation. For the three months ended March 31, 2000, we recorded deferred stock compensation of $9.0 million relating to stock options and restricted stock granted to employees and directors versus $3.2 million recorded for the three months ended December 31, 1999. These amounts are being amortized over the vesting periods of the granted options. Stock-based compensation increased to $679,000 for the three months ended March 31, 2000 from $197,000 for the three months ended December 31, 1999.

Three Months Ended December 31, 1999 and Three Months Ended September 30, 1999

 Net Revenues

   Net revenues increased to $4.4 million for the three months ended December 31, 1999 from $4.0 million for the three months ended September 30, 1999. The increase was primarily due to increased sales volumes of our WebEngine Blazer product.

 Gross Profit

   Gross profit increased to $1.8 million for the three months ended December 31, 1999 from $1.5 million for the three months ended September 30, 1999. Gross profit as a percentage of net revenues increased to 40.8% for the three months ended December 31, 1999 from 38.6% for the three months ended September 30, 1999. The increase in gross profit was primarily due to increased sales volume of our WebEngine Blazer product.

 Operating Expenses

   Research and Development. Research and development expenses increased to $1.2 million for the three months ended December 31, 1999 from $1.1 million for the three months ended September 30, 1999. The increase in research and development expenses was primarily due to an increase in compensation and recruiting costs as research and development personnel during the period increased from 16 employees to 35 employees. This increase was partially offset by a decrease in consultant expenses and a decrease in costs related to prototype and test units.

   Sales and Marketing. Sales and marketing expenses increased to $1.6 million for the three months ended December 31, 1999 from $1.0 million for the three months ended September 30, 1999. The increase in sales and marketing expenses was primarily due to an increase in compensation and recruiting costs related to an increase in sales, marketing and customer support personnel during the period from 18 employees to 33 employees.

   General and Administrative. General and administrative expense increased to $432,000 for the three months ended December 31, 1999 from $339,000 for the three months ended September 30,

1999. The increase in general and administrative expenses was primarily due to an increase in compensation and recruiting costs related to an increase in general and administrative personnel during the period from seven employees to ten employees.

   Stock Compensation. For the three months ended December 31, 1999, we recorded deferred stock compensation of $3.2 million relating to stock options and restricted stock granted to employees and directors versus $708,000 recorded for the three months ended September 30, 1999. These amounts are being amortized over the vesting periods of the granted options. Stock-based compensation increased to $197,000 for the three months ended December 31, 1999 from $80,000 for the three months ended September 30, 1999.

Three Months Ended September 30, 1999 and Three Months Ended June 30, 1999

 Net Revenues

   Net revenues increased to $4.0 million for the three months ended September 30, 1999 from $908,000 for the three months ended June 30, 1999. The increase in net revenues was primarily due to the June introduction of our WebEngine Blazer product that accounted for substantially all of the net revenues for the three months ended September 30, 1999.

 Gross Profit (Loss)

   Gross profit (loss) increased to $1.5 million for the three months ended September 30, 1999 from ($96,000) for the three months ended June 30, 1999. Gross profit (loss) as a percentage of net revenues increased to 38.6% for the three months ended September 30, 1999 from (10.6%) for the three months ended June 30, 1999. The increase in gross profit was primarily due to increased sales related to the introduction of our WebEngine Blazer product.

 Operating Expenses

   Research and Development. Research and development expenses increased to $1.1 million for the three months ended September 30, 1999 from $640,000 for the three months ended June 30, 1999. This increase in research and development expenses was due to an increase in compensation and recruiting expenses related to an increase in research and development personnel during the period from nine employees to 15 employees, increased prototype and test unit costs and an increase in consultant expenses.

   Sales and Marketing. Sales and marketing expenses increased to $1.0 million for the three months ended September 30, 1999 from $778,000 for the three months ended June 30, 1999. This increase in sales and marketing expenses was due to an increase in sales commissions associated with our increased net revenues and increased compensation costs attributable to an increase in sales, marketing and customer support personnel during the period from 14 employees to 18 employees.

   General and Administrative. General and administrative expense increased to $339,000 for the three months ended September 30, 1999 from $206,000 for the three months ended June 30, 1999.

This increase in general and administrative expenses was due primarily to increased legal and accounting fees and, to a lesser extent, due to increased facilities costs and increased costs related to the expansion of our information systems infrastructure.

   Stock Compensation. For the three months ended September 30, 1999, we recorded deferred stock compensation of $708,000 relating to stock options granted to employees versus $368,000 recorded for the three months ended June 30, 1999. These amounts are being amortized over the vesting periods of the granted options. Stock-based compensation increased to $80,000 for the three months ended September 30, 1999 from $37,000 for the three months ended June 30, 1999.

Fiscal 1997, 1998 and 1999

  Net Revenues

   Net revenues increased from $609,000 in fiscal 1997 to $1.1 million in fiscal 1998 and to $6.0 million in fiscal 1999. The increase in net revenues from fiscal 1997 to 1998 was primarily due to both increased unit sales of our P6000 product and an increase in the average unit sales price attributable to units shipping with a greater number of processors in fiscal 1998. The increase in net revenues from fiscal 1998 to 1999 was primarily due to the June 1999 introduction of our WebEngine Blazer server appliance.

  Gross Profit (Loss)

   Gross profit (loss) decreased from a $144,000 gross profit in fiscal 1997 to ($489,000) in fiscal 1998 and then increased to a $1.3 million gross profit in fiscal 1999. Gross profit (loss) as a percentage of net revenues decreased from 23.6% in fiscal 1997 to (44.4%) in fiscal 1998 and then increased to 21.5% in fiscal 1999. The decrease in gross profit from fiscal 1997 to 1998 was primarily due to higher discounting on P6000 sales, increased obsolescence charges related to the P6000 product line and increased manufacturing compensation costs. The increase in gross profit from fiscal 1998 to 1999 was primarily due to increased sales volume related to the June 1999 introduction of our WebEngine Blazer that was partially offset by increased obsolescence charges related to the P6000 product line and increased manufacturing compensation costs.

  Operating Expenses

   Research and Development. Research and development expenses were $395,000, $923,000 and $2.6 million in fiscal 1997, 1998 and 1999, respectively, representing 64.9%, 83.8% and 42.5% of net revenues in the respective periods. The dollar increases for each of the periods were primarily due to increases in personnel, consultants and material costs for prototype and test units and were attributable to development efforts related to our server appliances.

   Sales and Marketing. Sales and marketing expenses were $477,000, $1.6 million and $2.9 million in fiscal 1997, 1998 and 1999, respectively, representing 78.3%, 144.6% and 48.4% of net revenues in the respective periods. The dollar increases for each of the periods were primarily due to increased personnel in our direct sales and marketing organization, higher sales commissions associated with increased net revenues and increased marketing activities.

   General and Administrative. General and administrative expenses were $396,000, $620,000 and $934,000 in fiscal 1997, 1998 and 1999, respectively, representing 65.0%, 56.3% and 15.5% of net revenues in the respective periods. The dollar increases for each of the periods were primarily due to increases in personnel, professional fees and increases in our allowance for doubtful accounts associated with increased revenues.

   Stock Compensation. During fiscal 1999 we recorded deferred stock-based compensation of $1.6 million related to stock options granted to employees and directors. We had no deferred stock-based compensation relating to stock option grants in fiscal 1997 and 1998. We recorded $127,000 of stock-based compensation expense in operating expenses in fiscal 1999. There was no stock-based compensation expense recorded in operating expenses during fiscal 1997 and 1998.

  Extraordinary Gain

   The extraordinary gain on extinguishment of debt realized in fiscal 1999 was due to the forgiveness of all interest expense on the notes payable upon the conversion of that debt into series B and series C redeemable convertible preferred stock.

   As a result of our limited history with our server appliance products, we cannot forecast operating expenses based on historical results. Accordingly, we may incur expenses, in part, based on future revenue projections. Most of our expenses are fixed in nature, and we may not be able to quickly reduce spending if revenues are lower than we have projected. Our ability to forecast our quarterly sales accurately is limited, which makes it difficult to predict the quarterly revenues that we will recognize. We expect that our business, operating results and financial condition would be harmed if revenues did not meet projections. Investors should not rely on the results of one quarter as an indication of future performance.

   We expect that our revenues and operating results may vary significantly from quarter to quarter, and we anticipate that our expenses will increase substantially for at least the next two fiscal years as we:

  . increase our sales and marketing activities, including expanding our North American direct sales force, establish an international presence and commence our initial advertising campaign;

  .  expand our indirect channels, both domestically and internationally;

  . develop our technology, expand our product lines and create and market new products; and

  .  pursue strategic relationships and acquisitions.

Liquidity and Capital Resources

   Since our fiscal 1997, we have financed our operations primarily through the sale of equity securities, borrowings and the sale of our products. As of March 31, 2000, we have raised approximately $37.3 million, net of offering costs, from the issuance of preferred stock. As of March 31, 2000, we had $16.8 million in cash and cash equivalents.

   In April 2000, we amended an equipment line of credit agreement to provide for an additional $2.0 million of equipment financing and a $4.0 million working capital revolving line of credit. The additional equipment financing is separated into two consecutive six-month borrowing periods of $1.0 million beginning on the date of the amendment. Interest at the rate of prime plus 1.25% is payable monthly. Any outstanding balances at the end of each of the two borrowing periods will be repaid in 36 equal monthly installments. The revolving line of credit matures in April 2001 and bears interest at prime plus 1%.

   Cash used in operating activities was $768,000, $3.4 million, $5.1 million and $7.6 million in fiscal 1997, 1998, 1999 and for the six months ended March 31, 2000, respectively. Cash used in fiscal 1997 was primarily due to a net loss of $1.2 million and an increase in inventories, offset in part by decrease in accounts receivable and increases in accrued expenses and depreciation, inventory reserves and provision for doubtful accounts expenses. Cash used in fiscal 1998 was primarily due to a net loss of $4.2 million and increases in accounts receivable and inventories, offset in part by increases in accounts payable and accrued expenses and charges for depreciation, inventory reserves and amortization of discount on notes payable. Cash used in fiscal 1999 was primarily due to a net loss of $5.8 million and increases in accounts receivable and inventories, offset in part by increases in accounts payable and accrued expenses and charges for depreciation, inventory reserves and amortization of discount on notes payable. Cash used for the six months ended March 31, 2000 was primarily due to a net loss of $5.8 million and increases in accounts receivable, inventories and prepaid expenses, offset in part by an increases in accounts payable, accrued expenses and deferred revenue and charges for depreciation, inventory reserves and stock-based compensation.

   Cash used in investing activities was $185,000, $343,000, $723,000 and $2.4 million in fiscal 1997, 1998, 1999 and for the six months ended March 31, 2000, respectively. Cash used in investing activities was primarily for purchases of property and equipment and, for the six months ended March 31, 2000, providing a $279,000 letter of credit as a security deposit on our new leased facilities in Canton, Massachusetts and the use of $276,000 as we commenced leasehold improvements in the new Canton facility. As of this date, we expect to spend approximately $1.3 million on additional leasehold improvements and approximately $1.0 million on furniture and equipment related to our new Canton facility.

   Cash provided by financing activities was $937,000, $3.8 million, $7.2 million and $25.4 million in fiscal 1997, 1998, 1999 and for the six months ended March 31, 2000, respectively. Cash provided by financing activities consisted primarily of proceeds from private sales of preferred stock and bridge loans from stockholders and, for the six months ended March 31, 2000, the exercise of stock options and warrants. These bridge loans were subsequent to our sale of series A preferred stock in fiscal 1997 and eventually converted into a combination of series B and series C preferred stock in fiscal 1999.

   We intend to continue to invest heavily in the development of new products and enhancements to our existing products. Our future liquidity and capital requirements will depend upon numerous factors, including:

  .  the costs and timing of expansion of sales and marketing activities;

  . the costs and timing of expansion of product development efforts and the success of these development efforts;

  . the extent to which our existing and new products gain market acceptance;

  .  the level and timing of license revenues;

  . the costs involved in maintaining and enforcing intellectual property rights;

  .  market developments;

  .  the costs and timing of expanding and improving our facilities;

  .  available borrowings under line of credit arrangements; and

  .  other factors.

   We believe that the net proceeds from this offering, together with cash we expect to generate from sales of our products and licensing of our technology, cash on hand, cash equivalents and cash from borrowings, will be sufficient to meet our debt service, operating and capital requirements for at least the next 12 months. After that, we may need to raise additional funds. We may seek to raise additional funds through additional borrowings, public or private equity financings or from other sources. There can be no assurance that additional financing will be available at all or, if available, will be on terms acceptable to us. If additional financing is needed and is not available on acceptable terms, we would need to reduce our planned rate of growth and reduce our operating expenses.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133, as amended by Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," is effective for fiscal years beginning after June 15, 2000. SFAS 133 will be effective for our fiscal year ended September 30, 2001. We believe the adoption of this statement will not have a significant impact on our financial position, results of operations or cash flows.

   In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). This bulletin summarizes certain views of the staff of the Securities and Exchange Commission on applying generally accepted accounting principles to revenue recognition in financial statements. The staff of the Securities and Exchange Commission believes that revenue is realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller's price to the buyer is fixed or determinable; and collectibility is reasonably assured. We do not expect the application of SAB 101 to have a material impact on our financial position or results of operations.

   In March 2000, the Financial Accounting Standard Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an interpretation of APB Opinion No. 25" ("FIN 44"). FIN 44 clarifies the application of APB Opinion No. 25 and among other issues clarifies the following: the definition of an employee for purposes of applying APB Opinion No. 25; the criteria for determining whether a plan qualifies as a noncompensatory plan; the accounting consequence of various modifications to the terms of previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 will become effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. We do not expect the application of FIN 44 to have a material impact on our financial position or results of operations.

                                   BUSINESS

Overview

   We develop, market and provide integrated and powerful server appliances that allow organizations to provide information and applications over the Internet. Server appliances are a new category of computer network infrastructure devices that deliver specific functionality through a combination of pre-packaged hardware and software. Unlike general-purpose servers, our server appliances are high-powered, compact products that can be used with either Windows or Linux operating systems and a range of applications and computing power. Our customers may select the number and type of each server that they need, utilize them separately or combine them into groups, or clusters, and locate them geographically as needed. Our servers can be managed from a single location without the support of on-site technicians. Our server appliances are designed to meet the complex needs and requirements of e-commerce and Internet-based organizations, including dot com companies, web hosting providers, application service providers and Internet service providers. Our server appliances are easy to install and configure and are designed to meet our customers' needs by combining specific application functionality within small physical packaging.

Industry Background

   The emergence of the Internet as a global communications medium for e-commerce and information delivery is now well-accepted. The openness and accessibility of the Internet enable large and small organizations, either new or established, to enter this competitive environment by creating Internet sites and establishing their own network infrastructures. New and emerging organizations hoping to grow, and well-financed organizations hoping to increase market share, typically seek to reduce time-to-revenue.

   Organizations seek to appeal to a wide range of users and to generate large volumes of activity at their web sites, resulting in significant Internet traffic. The growth and complexity in Internet use and functionality, including streaming media, dynamic content and e-commerce transactions, have led to increased demand for greater bandwidth and processing power. The increase in Internet traffic and demand for greater bandwidth has resulted in more utilization of remote server facilities, which house servers for Internet-related businesses. These facilities, often known as co-location facilities, provide strategically located secure data center space with high-speed network connections to the Internet, can improve network performance to end users by reducing the distance between end users and Internet servers.

   Traditionally, organizations have built their Internet solutions with general-purpose servers. This method requires extensive time and technical resources and capabilities which increases overall cost of ownership, including time and cost of implementation. To extend the power and features of a general-purpose server, organizations must integrate numerous discrete hardware and software elements, including operating systems, applications, security systems, load balancers and management tools, which increases overall costs and time-to-revenue. This approach is not well-suited for use in remote server facilities because it typically creates large, complex systems that require substantial facility space. In addition, most vendors' offerings include limited management and few vendors, if any, provide remote lights out management capabilities, which increases the need for dedicated attention of on-site information technology professionals. When organizations use general-purpose servers to handle Internet traffic, they typically face a higher total cost of ownership since equipment, facility costs and operating expenses are high and time-to-revenue is increased.

   To address the shortcomings of general-purpose servers, many organizations are seeking well-designed solutions for Internet applications that meet a common set of requirements. These organizations include e-commerce and Internet-based businesses, including dot com companies, web hosting providers, application service providers and Internet service providers. Their requirements include:

  . pre-packaged functionality to reduce or eliminate the need for custom integration by the end user;

  . high-density physical packaging that provides high-performance server hardware in small, rack-mounted devices to minimize the costs of co-location space rental;

  . an integrated management system that enables administrators to extensively control their server appliances remotely, even in the case of system failure; and

  . built-in clustering capability that enables users to easily scale the power and functionality of their solution as user demand grows and evolves.

   The server appliance, which is a combination of computing hardware and software that is designed to deliver a single application function, was developed to address the shortcomings of general-purpose servers. International Data Corporation estimates that the worldwide market for server appliances will grow to $8.0 billion in 2003 from approximately $214.6 million in 1999, a compounded annual growth rate of 147%. As market acceptance of server appliances grows, we expect that users will increasingly demand products that meet specific functional requirements and reduce total cost of ownership, including time-to-revenue, packaging density, installation and management functionality. In addition, specific customer preferences for operating systems, applications and computing power play important roles in customer selection of server appliances. Therefore, server appliance vendors who offer a choice in these areas will have a broader market opportunity.

The Network Engines Solution

   We develop, market and provide a selection of server appliances that enable organizations to provide information and applications over the Internet to meet the requirements of e-commerce and Internet-based organizations. Our server appliances are high-powered, compact products with a choice of operating systems, applications and computing power. Key elements of our solution include:

   High Performance in a Small Package. Our products integrate high performance components in a small package enabling our customers to minimize hosting or co-location costs for servers. All of our products today are 1.75 inches in height, also known as one rack unit, which is typically one-half to one-third the height of the leading, currently available general-purpose servers with the same processing power. This is important because our customers typically use multiple server appliances and must pay for the amount of rack space the servers require. Our server appliances minimize the space requirements for our customers without loss of computing power, thereby reducing the rental costs for rack space at co-location facilities.

   Ease of Installation and Use. Each of our server appliances is pre-configured and is capable of performing its assigned application when it is unpacked and connected. The typical installation consists of the user entering one or sometimes a few configuration parameters, including the network address, either through the front-panel liquid crystal display or an Internet browser. Customers do not need to integrate other hardware, operating systems, applications or management software. Each appliance has built-in management for installation, configuration and error reporting, as well as application management capabilities specific to the appliance type. With these features, we believe our servers enable our customers to decrease time-to-revenue and lower cost of ownership.

   Integrated Remote Management. Our server appliances contain integrated hardware and software components that allow lights out management capable of monitoring and operating our server appliances even if a server's operating system is not functioning. Each of our server appliances is designed with a dedicated embedded processor and extensive, embedded software for system management and communications. Customers can monitor and control our appliances in dispersed, remote locations using an Internet connection and an Internet browser. In addition, our management system enables customers to develop rules-based decision-making, whereby errors or performance conditions in a remote cluster can trigger actions ranging from simple notification to a complex series of automatic responses. This remote management capability enables customers to customize and centralize system administration and scale their Internet solutions without hiring a proportionate number of technicians.

   Dynamic Scalability. Our solution is scalable because our customers can increase the power and capacity of their server clusters simply by adding more servers. Our server appliances can be easily connected to form a group, or cluster, or to augment an existing cluster, to meet both varied and rapidly changing management and performance requirements, thereby reducing costs. The scalability of our solution is dynamic because the performance of individual networking applications operating on our servers can be increased rapidly and without interruption by increasing the number of server appliances in a cluster of our servers devoted to that application. Our proprietary connection technology automatically recognizes new Network Engines' appliances and assigns addresses without interruption, instantly establishing communication with, and control of, any of our server appliances that are added to a working cluster.

   Selection of Operating Systems, Applications and Computing Power. We offer customers appliances with a choice of operating systems, a range of applications and varying degrees of computing power and functionality. Our customers have differing requirements for operating systems, either Windows or Linux, applications and computing power. By offering these choices, our products appeal to a broad range of customers.

The Network Engines Strategy

   Our objective is to become a leading global provider of Internet server appliances for medium- to large-sized organizations that use Internet-based applications. The key elements of our strategy include:

   Broaden Our Server Appliance Product Line. We believe that each medium- to large-scale Internet server appliance customer has specific application and appliance requirements that result in the need for a variety of server appliances. To increase our appeal to the server appliance market, we are seeking to broaden our product line beyond our current web content and e-commerce appliances to include products designed specifically for streaming content, storage, database management, system security and other purposes. In addition, we intend to continue to meet the evolving needs of our customers by offering a product line with varying levels of performance and a choice of operating systems.

   Continue Hardware and Software Innovation. With our technology expertise, we seek to continue to develop hardware and software innovations for the server appliance market. Utilizing our software expertise, we intend to ensure that our products have intuitive user interfaces and that they may be easily installed, configured and remotely managed. We also intend to continue to enhance the performance of our hardware platforms and their remote manageability, while maintaining our leadership in compact packaging. In addition, we intend to continue to enhance the combinations of hardware and software in our server appliances to address the evolving needs of the Internet.

   Expand Research and Development. We will continue our research and development efforts, including the hiring of qualified technical personnel, in an effort to enhance existing products and develop new products. In order to offer our customers the best possible products and to accommodate their future software and hardware choices and their legacy technology equipment, we will also seek to continue to develop relationships with key technology vendors that enhance our total product offerings. With our expanded research and development capabilities, we intend either to integrate new technologies into our products or to enhance the management and interoperability of our products within our customers' installations.

   Build Multi-tier Distribution Capability. We sell our products through a direct sales force, through systems integrators acting as resellers, and to OEMs and licensed manufacturers. We intend to expand and utilize a direct sales organization to build our relationships with large end-user customers and to maintain a good understanding of their changing and expanding market requirements. In addition, we intend to continue building relationships with network systems integrators to provide our products more effectively to this and other market segments. We are expanding our distribution network to include several international equipment distributors and an Internet-based channel fulfillment program. A key element of our distribution strategy is to continue to license our technology and sell our products to significant licensed manufacturers and OEMs and to seek additional licensed manufacturer and OEM relationships. For example, we have licensing relationships with IBM, Infolibria and Micronpc.com and an OEM relationship with VA Linux. We believe these relationships will assist us in establishing market presence and increasing our product sales.

   Establish Strong Brand Identity. We seek to establish company name recognition and identification in our targeted market to enhance our sales efforts. We intend to employ an aggressive public relations campaign and creative marketing strategies to build market awareness of our products. We intend to continue to incorporate innovative hardware designs with easy-to-use, stylish web management interfaces to reinforce our brand name and establish a strong competitive advantage.

   Invest in Businesses, Products and Technologies. We intend to pursue strategic acquisitions of, or investments in, businesses, products and technologies that will provide us with additional industry expertise, enhance our range of product offerings, expand our development and production capacity, broaden our client base and expand our geographical presence.

Products

   Network Engines' Internet Appliance Architecture is our approach to building high-performance, high-density appliances for use by e-commerce and Internet-based organizations, including dot com companies, web hosting providers, application service providers and Internet service providers. This architecture enables us to combine the hardware and software needed to install, manage, optimize and expand our customers' Internet-based applications.

   Inherent in our architecture is the concept that simple, comprehensive management of customer installations is as important as ease of set up. All of our products can be managed from any location using a standard web browser, enabling network managers to operate more efficiently without sacrificing site performance and availability. All of our products are designed within this Internet Appliance Architecture framework. Each of our server appliances has the following common characteristics:

  . it is a complete, integrated, standalone specific-purpose server appliance;

  . it can be easily installed, requiring simple configuration information to be entered through the front-panel liquid crystal display or an Internet browser;

  . it can be grouped in a load-balanced cluster with additional appliances of its own type to increase the power of the solution;

  . it includes hardware and software that enable centralized management and allow the addition of the appliance to a cluster; and

  . its management functionality can be extended by the addition of our management appliance, AdminEngine, to its cluster.

   We currently offer WebEngine, CommerceEngine and AdminEngine server appliances.

 WebEngine Product Offerings

   The WebEngine family of products includes the WebEngine Roadster NT, WebEngine Roadster LX, WebEngine Viper NT, WebEngine Viper LX and WebEngine Blazer. Each WebEngine server appliance may be easily and rapidly deployed to handle Internet-based information. Each member of the WebEngine family has distinct features developed to provide a customized solution for the range of organizations that provide information over the Internet, from entry-level home-based businesses to large-scale, rapid-growth Internet businesses.

   We have committed significant research and development resources to offer our WebEngine products with either Windows or Linux operating systems in the NT and LX versions of the Roadster and Viper. This choice accommodates customer preferences for operating systems and applications. The software in each of the NT and LX products is as follows:

  . the NT products incorporate Microsoft Windows NT Server version 4.0, Microsoft Internet Information Server, our customized management software, Microsoft Index Server and Microsoft Management Console; and

  . the LX products incorporate Linux software, including Red Hat version 6.1, the Apache web server version 1.3.9, our customized management software, and software for file transfer protocol access, a domain name server and a variety of e-mail servers.

   WebEngine Roadster and WebEngine Viper. The WebEngine Roadster and Viper products incorporate Intel processing components in a rack mountable device that is one rack unit in height. The Roadster and Viper products can be used as standalone servers, if a customer needs to dedicate an affordable server appliance to individual web sites or end users. These products can also be grouped into a cluster of servers containing up to 256 of our appliances. Setup is easy and management of the Roadsters and Vipers can be handled through the front-panel liquid crystal display or an Internet browser.

   The WebEngine Roadster NT and LX products are our entry-priced server appliances. The WebEngine Viper NT and LX products have either one or two Intel Pentium III processors, allowing for higher performance and speed. We commenced commercial shipment of the WebEngine Roadster and the WebEngine Viper in the third quarter of fiscal 2000. We charge between $2,000 and $5,000 per unit for our WebEngine Roadster appliances and between $4,000 and $15,000 per unit for our WebEngine Viper appliances, depending upon specific product configurations.

   WebEngine Blazer. The WebEngine Blazer uses the same hardware platform as the Viper products. Blazers are available without an operating system to allow for complete customer configuration or they may be ordered with Windows or Linux operating systems already installed. Like our other products, the Blazer includes a backup management network connection and an industry-standard network connection to give our customers a powerful hardware platform with our standard management features that can be easily expanded. We commenced commercial shipment of the WebEngine Blazer in June 1999. We charge between $4,000 and $15,000 per unit for our WebEngine Blazer appliances, depending upon specific product configurations.

 AdminEngine

   The AdminEngine enables the management of up to 256 Network Engines appliances that are grouped in a cluster, from any location, through any standard web browser or standards-based network management application. AdminEngine enables a customer to quickly and easily solve a variety of problems that otherwise would require a technician to travel to the customer's server room, which is often located in a remote facility. Using an Internet browser, customers can restart any Network Engines server from a network drive, reset it for a local restart, and power it up or down. AdminEngine also allows our customers to closely monitor performance of their appliances and to establish rules that will enable our servers to notify the customer of unusual events. We commenced commercial shipment of the AdminEngine in February 2000. We charge approximately $5,000 per unit for our AdminEngine, depending upon specific product configurations.

 CommerceEngine

   We expect to commence commercial shipment of the CommerceEngine in the fourth quarter of fiscal 2000. The CommerceEngine is our server appliance that customers can use to increase their ability to process secure Internet commercial transactions. The CommerceEngine incorporates a hardware-based secure transaction processor in a rack-mountable device that is one rack unit in height and includes specialized secure transaction processing software. CommerceEngine is based on industry standards and is compatible with a wide variety of encryption tools, as well as communications and security protocols. CommerceEngine gives our customers the performance benefits of hardware-based secure transaction processing, without complicated installation and configuration and it can be scaled by adding additional CommerceEngines and WebEngine appliances. The manageability of the CommerceEngine can be increased by grouping multiple units in a cluster with our AdminEngine. We expect to charge between $4,000 and $18,000 per unit for our CommerceEngine, depending upon specific product configurations.

Technology

   A key benefit of our server appliances is the integration of hardware and software technologies to provide a complete solution for our users. Our server appliance hardware and software technology is integrated with many industry-standard technologies to create server appliance solutions.

 Hardware Platforms

   We have made significant investments in the development of hardware platforms that combine very high-density packaging of industry-standard components with management features for clustered server appliances.

   High-density packaging. We believe that we have been a leader in the development of server hardware utilizing standard Intel Pentium III processors in a rack mountable device that is one rack unit in height. We have developed significant expertise in cooling and monitoring temperatures to maintain operating conditions within specifications for the included components.

   Management. The processing board of each of our server appliances contains hardware and software dedicated to the management of that particular appliance and contributes to our ability to achieve lights out management. This management section of the processing board is connected to our management appliance by a network connection, as well as a backup management connection, known as a cluster management bus. Although our management appliance normally uses the principal network connection to communicate with each of our appliances, it is able to switch to the cluster management bus when communications through the network connection are not available.

 Software

   We have made significant investments in the development of our software applications that are integrated with our hardware platforms to provide:

  . substantial management capability of our server appliances in each appliance independently or using our AdminEngine to manage a cluster of appliances;

  .  support for both Windows and Linux operating systems; and

  . an intuitive user interface for ease of installation, configuration and management.

   Our software is incorporated at three levels: standard appliance management software in all of our WebEngine and CommerceEngine products; specific appliance management software in each of our WebEngine and CommerceEngine products; and AdminEngine software in our AdminEngine management server appliance.

   Standard Appliance Management. Each of our WebEngine and CommerceEngine products includes software that allows the appliance to be managed as a standalone device. In addition, each of these server appliances includes software to enable enhanced management communications using our AdminEngine if that appliance is added to a cluster of our appliances that are managed together. This built-in software reports on hardware conditions, including temperatures, voltage measurements, fan rotation and similar operating conditions. It also provides performance statistics, including numbers of transactions, processor utilization, disk and memory utilization and related measurements. This software reports on the presence and working condition of application and system software components. Each server appliance incorporates software that can execute management instructions. For example, the software can restart the operating system or reset the power supply.

   Specific Appliance Management. Management software is also included in each appliance for normal application management functions, depending on the level of management provided by the application builder. For example, Roadster NT and Viper NT provide a simple interface to the management features of Microsoft's Internet Information Server. Roadster LX and Viper LX include proprietary software for the creation and management of web site partitions--functionality that is not included with the Apache application.

   AdminEngine Application. Our AdminEngine appliance application incorporates several key items of technology:

  . Internet Browser interface. AdminEngine utilizes any standard browser software for presentation of its Java-based user interface. The AdminEngine interface was designed for easy navigation from screen to screen and the ability to present an easy-to-understand top-level interface that can also present detailed technical information to the more experienced administrator.

  . Rules-based decision-making. AdminEngine enables users to develop a set of rules for management actions based on the information reported to AdminEngine from other appliances in the cluster. Rules may be based on error or performance conditions, and actions can range from simple notification to a complex series of management responses.

  . Cluster management bus control. AdminEngine manages the connections between appliances grouped in a cluster using a cluster management bus, which does not rely on a normal network connection. This device automatically recognizes new appliances when they are first connected and assigns addresses for future reference. It subsequently uses the cluster management bus software and associated application logic to communicate with appliances if they are no longer responding on the network.

  . External appliance interface. AdminEngine provides a standard point of control for products developed by our third-party technology providers to be managed as part of a cluster of our appliances.

Customers

   Our customers include companies with e-commerce web sites and high-traffic Internet web sites, as well as web hosting providers, including application service providers and Internet service providers. These customers include providers of streaming video service, web content services, television-based web services, e-commerce, web portals and emerging web technologies. Customers also include OEMs and parties that are licensed to build products based on our product designs. In the fiscal year ended September 30, 1999, sales to InterVu, IBM and Microsoft (WebTV) accounted for 46%, 28% and 14% of net revenues, respectively. For the six months ended March 31, 2000, sales to each of IBM, Microsoft (WebTV) and Tellme Networks accounted for 26%, 18% and 14% of our net revenues, respectively.

   Our customers include:

Akamba               Infobank Computer              NetScaler
Arlan & Associates   InfoLibria                     Network Storage Solutions
Audiotalk Networks   Information Technology         NovaWiz
BeVocal              Systems                        Rearden Steel
Bluedog.com          Intertainer                    Register.com
Comet Systems        Intervu                        Responsys.com
CyberIQ Systems      iVillage.com                   Revit Technology
Data Transit         IVion Network                  Screaming Media
International        Lucent Technologies            Tellme Networks
Digital Impact       Mi8                            Ticketmaster Online-City
e-Media              Microsoft (WebTV)              Search
Enosus Systems       Mission Critical               TssiMicrosage
FastForward Networks Motorola                       Visualize Video
iBEAM Broadcasting   Natex Communications           VocaLoca
IBM                  NetCreations


Sales

   We sell our products through a direct sales organization and through a network of channels that includes systems integrators, distributors and licensed manufacturers. We are continuing to expand our relationships with channel partners and establish an Internet channel. As of April 30, 2000, we employed 38 people in sales.

 Direct Sales

   Our direct sales organization sells to large users of Internet-based applications and dot com companies and focuses on organizations who require multiple numbers of our server appliances to meet the demands of their applications. We have regional sales managers and technical sales engineers that are located in and serve strategic metropolitan areas, including Atlanta, Boston, Dallas, Los Angeles, New York, Philadelphia, San Francisco and Washington D.C. Our sales managers and sales engineers work in teams to analyze our prospective customers' requirements and propose solutions that meet their needs. Our sales teams maintain close relationships with our customers after our products have been installed to ensure our customers remain satisfied. Our sales managers are compensated with a base salary and commissions which are based on their attainment of sales quotas. In addition to a base salary, our sales engineers receive bonus payments based on the sales revenues generated by their assigned customers.

 Channel Sales

   Our indirect sales efforts in the United States are primarily focused on enhancing our network of domestic systems integrators and resellers with significant experience with networking applications. We are also focusing on developing additional indirect sales channels as we initiate sales activities outside the United States, primarily in Europe and Asia.

 Licensing and OEM Relationships

   We have entered into strategic OEM and licensed manufacturer agreements under which our products, manufactured either by us or another company, are branded and sold under another company's label. Our current OEM and licensed manufacturers include IBM, Infolibria, Micronpc.com and VA Linux. While we expect sales to these OEM and licensed manufacturers to continue, none of them has any obligation to purchase any quantity of our products in the future. We will continue to seek to license our technology to broaden our sales capacity.

   We entered into an agreement with IBM in July 1999 that permits IBM to manufacture products using our design and technology and sell them under IBM's own label. We receive a royalty payment based on the number of units sold by IBM. This agreement expires in January 2002, but may be terminated by IBM at any time.

Marketing

   Our marketing objectives include building market awareness and acceptance of Network Engines and our products, as well as generating qualified customer leads. We attend trade shows, send out direct mail, and provide information about our company and our products on our web site. We also conduct public relations activities utilizing the services of Beaupre & Co., a division of Brodeur Worldwide. Our executives speak at industry events and provide briefings to industry analysts and trade press. We have begun advertising in local and trade publications to promote our products to our target markets. Our marketing goals include the following:

  . to plan and build an integrated program addressing both internal and external audiences, including prospects, customers, business and trade press, industry analysts and investors;

  . to position us as a leader in providing a wide range of server appliances for the Internet;

  . to design and implement media and tactical programs that communicate effectively with our target audiences; and

  . to clearly and consistently communicate our positioning in our marketing programs.

   As of April 30, 2000, we employed 11 people in marketing.

Support Services

   We believe that our ability to consistently provide high-quality customer service and support will be a key factor in attracting and retaining customers. We provide support for our products through technical sales engineers who are located in our sales offices and through our customer support staff based in our Canton, Massachusetts facility. Our support activities include direct support to our customers through our web site, which offers technical information designed to assist in answering frequently asked questions and in problem diagnosis and resolution. We also provide telephone support via a help desk, e-mail support, and remote control support that provides direct access from our support personnel to our customers' systems for diagnosis and problem resolution. We have also recently engaged the services of IBM as a subcontractor to provide on-site support in U.S. locations where we do not have our own service personnel. Our service arrangement with IBM, which provides next-day, on-site customer support visits and after-hours phone-in help desk support, is expected to be operational by the second half of fiscal 2000.

   We provide a warranty program for all of our products, which is typically one year in duration for all parts replacement. Our standard terms and conditions provide that a customer may return a defective product for repair or replacement during the warranty period. In addition, during the warranty period, it has been our practice to send our customers a replacement unit in advance of their returning a unit experiencing problems. The customer then swaps units, returning the damaged unit to our depot repair facility in Canton, Massachusetts. We plan to add additional repair facilities as we build our distribution capability to be able to provide this level of service on a worldwide basis. As of April 30, 2000, we employed five people in support services.

Manufacturing

   We use contract manufacturers to produce most of our products. We also have our own manufacturing employees and manufacturing facilities to build prototypes and initial units of our new server appliance hardware products. Our in-house capability is also currently used to perform final assembly, testing and quality assurance processes, although many of these activities will be transferred to our manufacturer, SCI Systems. SCI Systems currently utilizes two of their facilities to build our server appliances--one in Hookset, New Hampshire and the other in Augusta, Maine.

   Some of our sub-assemblies, including chassis, central processing unit motherboards, and power supplies, are manufactured to our specifications while other sub-assemblies, for example disk drives, are commodity items. This approach allows us to maintain design control in areas where we add significant value and to benefit from market economies with respect to commodity items.

   Our contract manufacturing strategy allows us to:

  .  reduce our capital expenditures;

  .  conserve the working capital that would be required to fund inventory;

  .  adjust manufacturing volumes more quickly to meet changes in demand; and

  .  operate with reduced space dedicated to manufacturing operations.

Research & Development

   We believe that our future success depends on our ability to build upon our current technology platforms, expand the features and functionality of our suite of server appliances, and develop additional products that maintain our technological advantages. We have assembled a team of highly skilled engineers with significant industry experience in high-density packaging, server design, embedded management, networking, software, quality assurance and technical documentation. As of April 30, 2000, we employed 46 people in this group.

   We will continue to integrate our own hardware and software designs with industry-standard components, including operating systems and processor technologies. We also intend to combine technology from other industry sources into our server appliances where appropriate in order to meet functionality and time-to-market objectives. We currently have new server appliances and new hardware platforms under development that are intended to increase the choices of server appliances we offer to our customers. Included in this development activity are server appliances for network attached storage, for Internet caching, for load balancing and for streaming video. These research and development activities for our server appliances range from feasibility studies to active development efforts. It is possible that we may choose to abandon any or all of these activities without bringing them to market.

   Our product development expenses for fiscal 1998, 1999 and the six months ended March 31, 2000, were $923,000, $2.6 million and $3.1 million, respectively. We expect our product development expenses to increase as we hire additional research and development personnel to develop new products and enhance our existing products.

Strategic Relationships

   We have developed, and will continue to seek to develop, relationships with key technology vendors that enhance our product offerings. We believe the use of industry standard technologies, wherever possible, can reduce the cost of our development activities and the cost of our products to our customers. We also believe that the integration of non-standard technologies from these key vendors can allow us to bring products to market more quickly and to reduce the costs that would result from developing the capability ourselves. In addition, we believe that extending the management capabilities of our products to provide management of some of these key vendors products will assist us in meeting the needs of our customers to manage their Internet systems that include products from other vendors.

Competition

   Our markets are new, rapidly evolving and highly competitive, and we expect this competition to persist and intensify in the future. We face competition primarily from server vendors that provide solutions for network computing systems.

   Our principal competitors are general-purpose server manufacturers, including Compaq, Dell, Hewlett-Packard, IBM and Sun Microsystems. These competitors have begun manufacturing special versions of their general-purpose server products for sale as server appliances. We also compete with server appliance vendors such as Cobalt, Network Appliance and CacheFlow. These other competitors are expanding their product lines to include several types of server appliances. In addition, we compete with computer companies that specialize in building very compact rack-mounted server products, but who do not typically include software in their offerings. Examples of these competitors are TruSolutions, Penguin Computing and Qsol.com.

   We believe that we compete favorably on factors that are important to our target market, including packaging density, ease of installation and configuration, clustering capability to build large configurations of our server appliances, management capabilities for co-located servers and a wide range of appliance choices.

   We expect competition in the server appliance market to increase significantly as more companies enter the market and current competitors expand their product lines. Many of these potential competitors may have significant competitive advantages, including greater name recognition, more resources to apply to the development, marketing and sales of their products, and more established sales channels.

Intellectual Property

   We have invested significantly in the development of proprietary technology for our products and our operations frequently incorporate proprietary and confidential information. We rely upon a combination of copyright and trademark laws and non-disclosure and other intellectual property contractual arrangements to protect our proprietary rights. We protect our software, documentation and other written materials under trade secret and copyright laws, which only provide limited protection. We do not hold any patents and currently have no patent applications pending. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information.

   Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. In addition, our competitors might independently develop similar technology or duplicate our product or circumvent any patents or our other intellectual property rights. Due to rapid technological change in our market, we believe the various legal protections available for our intellectual property are of limited value. Instead, we seek to establish and maintain a technology leadership position by leveraging technological and creative skills of our personnel, new product developments and enhancements to existing products.

Employees

   Our success in recruiting, hiring and training large numbers of full-time and skilled employees and, if the need arises, obtaining large numbers of temporary employees during periods of increased product demand, is critical to our ability to produce high quality products on a timely basis. As of April 30, 2000, we had 141 employees. In addition, we may hire temporary employees during the year depending on market acceptance of our products. We believe that the demographics surrounding our headquarters, and our reputation and compensation package, should allow us to continue to attract and retain qualified employees.

   We are committed to training our employees and we believe that we maintain good employee relations.

Facilities

   We recently moved our corporate headquarters to a facility in Canton, Massachusetts, consisting of approximately 52,000 square feet of manufacturing and office space. In August 2000, we plan to expand our corporate headquarters into an additional 23,000 square feet located at the Canton facility. We believe that the Canton facility and additional or alternative available spaces will be adequate to meet our requirements for the foreseeable future. In addition, we have regional sales office facilities in the following strategic metropolitan areas: Los Angeles, New York, San Francisco and Washington, D.C.

Legal Proceedings

   On December 29, 1999, a former employee, George Flate, commenced a lawsuit against us, a current officer and director and a former officer and director in Suffolk Superior Court, a Massachusetts state court. Mr. Flate alleges that he was unlawfully terminated as Vice President of OEM Sales in an effort to deprive him of commission payments. He is seeking undisclosed damages based on two contractual claims relating to his employment, although we anticipate he will claim damages in the multi-million dollar range. Specifically, he is alleging a breach of the implied covenant of good faith and fair dealing against Network Engines and a claim of intentional interference with contractual relations against the current and former officers of the company named in the lawsuit. Both of these claims are based on Mr. Flate's allegations that he is entitled to commissions from several transactions that were negotiated after Mr. Flate was no longer with the company. Mr. Flate was employed by Network Engines for approximately one year. Currently, the matter is in the early stages of discovery. Although we believe these claims are without merit and we intend to vigorously defend against each claim asserted in the complaint, an adverse resolution of either of these claims could require the payment of substantial monetary damages. Moreover, our defense against these claims might result in the expenditure of significant financial and managerial resources.

   We are, from time to time, a party to other litigation arising in the normal course of our business. Management believes that none of these other actions, individually or in the aggregate, will have a material adverse effect on our financial position or results of operations.

                                   MANAGEMENT

Executive Officers and Directors

   Our executive officers and directors, and their ages and positions as of April 30, 2000, are as follows:

 Name                        Age Position
 Lawrence A. Genovesi....... 42  Chairman of the Board of Directors, President,
                                 Chief Executive Officer and Chief Technology
                                 Officer
 Douglas G. Bryant.......... 43  Vice President of Administration, Chief
                                 Financial Officer, Treasurer and Secretary
 Timothy J. Dalton.......... 48  Vice President of Manufacturing
 William B. Elliott......... 55  Vice President of Marketing
 Rene E. Thibault........... 49  Vice President of Sales
 Robert F. Wambach.......... 39  Vice President of Engineering
 John A. Blaeser(2)......... 58  Director
 Lawrence Kernan(1)(2)...... 46  Director
 Dennis A. Kirshy(1)........ 57  Director
 Frank M. Polestra.......... 74  Director
 Michael H. Shanahan(1)(2).. 43  Director
 Robert M. Wadsworth(1)(2).. 40  Director

---------------------
(1)  Member of the compensation committee

(2)  Member of the audit committee

   Set forth below is certain information regarding the professional experience for each of the above-named persons.

   Lawrence A. Genovesi is our founder and has served as our Chairman of the Board, President, Chief Executive Officer and Chief Technology Officer since October 1989. Mr. Genovesi also founded and served as Chief Executive Officer of New England Interconnection Devices, Inc., a contract manufacturer, from May 1985 to July 1988. From October 1982 to January 1983, Mr. Genovesi served as Vice President of Engineering for Microsystems International, Inc., a computer manufacturer. From June 1981 to December 1982, Mr. Genovesi served as Director of Engineering for CPU Systems Corp., a computer manufacturer and reseller.

   Douglas G. Bryant has served as our Secretary and Vice President of Administration since March 2000, our Treasurer since January 1998 and our Chief Financial Officer since September 1997. Prior to joining Network Engines, Mr. Bryant served as Chief Financial Officer of CrossComm Corporation, a manufacturer of internetworking products including routers and switches, from July 1996 to June 1997, and as Corporate Controller from September 1989 to June 1996.

   Timothy J. Dalton has served as Vice President of Manufacturing since November 1997. From November 1996 to November 1997, Mr. Dalton served as Operations Manager of Axil Computer Corporation, a privately-held designer and manufacturer of eight-way SMP servers. From January 1994 to July 1996, Mr. Dalton served as Director of Manufacturing Engineering of Concurrent Computer Corporation, a designer and manufacturer of Real Time Fault Tolerant servers for the financial and telecommunications industries.

   William B. Elliott has served as Vice President of Marketing since December 1997. Previously, Mr. Elliott served as Vice President of Operations for Dynaflo, Inc. from May 1997 to December 1997. From October 1996 to May 1997, Mr. Elliott served as Vice President of Sales and Marketing for Anysoft, Inc., a producer of utility software that enhances the interchange of information between legacy and modern Windows-based applications. Mr. Elliott served as Vice President of Telecommunications at Stratus Computer from November 1993 to April 1996, and as Vice President of International Sales for Stratus' telecommunications division from October 1990 to November 1993.

   Rene E. Thibault has been Vice President of Sales since July 1999. Prior to joining Network Engines, Mr. Thibault served as Vice President of Sales and Marketing for Voice Request Corporation, a developer of speech-enabled call routing systems, from January 1997 to June 1999. From October 1995 to December 1996, Mr. Thibault served as Vice President of Sales for Centigram Communications Corporation, a manufacturer of multimedia messaging and personal assistant servers. Mr. Thibault also served as Director of Sales for Centigram from September 1990 to September 1995.

   Robert F. Wambach has served as Vice President of Engineering since May 1999. Prior to joining Network Engines, Mr. Wambach served as Senior Director of VPN Programs at Shiva Corporation, a manufacturer of hardware and software to enable the connectivity of enterprise networks, which was ultimately acquired by a subsidiary of Intel and renamed Intel Network Systems, from February 1999 to May 1999, Senior Director of Platform Engineering from June 1998 to February 1999, and Director of Hardware Engineering from June 1997 to June 1998. Mr. Wambach held various engineering management positions with Fujitsu-Nexion (formerly Nexion) from May 1993 to June 1997.

   John A. Blaeser has been a director of Network Engines since October 1999. Since January 1996, Mr. Blaeser has served as President, Chief Executive Officer and Chairman of the Board of Concord Communications Inc., a maker of e-business management solutions. Mr. Blaeser served as Managing General Partner of EG&G Venture Partners from January 1990 to December 1995.

   Lawrence Kernan has served as a Director of Network Engines since October 1999. Mr. Kernan has been a Principal of MDT Advisers, Inc., an investment and venture capital firm, since December 1991. Mr. Kernan has also served as a director of Keurig, Inc., a manufacturer of coffee brewing equipment, as Chairman of the Board of Directors, since April 1995. Mr. Kernan has previously served as a director at First American Financial Corporation, ADS Technologies, Inc., Cobotyx, Inc. and Visage, Inc.

   Dennis A. Kirshy has served as a Director of Network Engines since July 1997. Mr. Kirshy is a private investor and has advised and invested in small technology companies in the networking, internetworking and computer industries since February 1993. Mr. Kirshy is also a director of several privately-held companies in the networking and computer peripherals arena.

   Frank M. Polestra has served as a Director of Network Engines since May 1997. Mr. Polestra has been Managing Director of Ascent Venture Management, Inc., a manager of venture funds and investor in early-stage companies in the Northeastern United States, since March 1999. Mr. Polestra is a Managing Member or General Partner of each of the general partners of Ascent Venture Partners, L.P., Ascent Venture Partners II, L.P. and Ascent Venture Partners III, L.P. Mr. Polestra is also a partner of Le Serre. Prior to his position with Ascent Venture Management, Mr. Polestra was President, Director and General Partner of Pioneer Capital Corporation, a venture capital management firm, from 1981 to 1999. Mr. Polestra is also a director of several privately-held companies.

   Michael H. Shanahan has served as a Director of Network Engines since January 1999. Mr. Shanahan has served as General Partner of Egan-Managed Capital, L.P., a venture capital firm managing a portfolio of investments in technology companies, since co-founding that firm in February 1997. From April 1982 to February 1997, Mr. Shanahan was a Partner with Eastech Management Company, a manager of venture capital funds with investments in technology companies. Mr. Shanahan is also a director of several privately-held companies.

   Robert M. Wadsworth has served as a Director of Network Engines since December 1999. He has been a Managing Director of HarbourVest Partners, LLC, a global private equity firm investing in Internet and information technology companies on a worldwide basis, since January 1997. Mr. Wadsworth has also been a General Partner of Hancock Venture Partners, the predecessor organization to HarbourVest, since December 1988. Mr. Wadsworth is also a member of the board of directors of the following companies: Banyan Systems, Inc., Blue Sky Software Corporation, Cardiff Software, Inc., Communication Systems Technology, Inc., Concord Communications, Inc., Nuera Communications, Inc., Oasis Technology Ltd., Outsourcing Services Group, Polaris Service, Inc., Switchboard.com, Inc., Tally Systems Corporation and Trintech Group Limited.

Election of Directors

   Upon the closing of this offering, the board of directors will be divided into three classes, each of whose members will serve for a staggered three-year term. Dennis A. Kirshy and Michael H. Shanahan will serve in the class whose term expires in 2001; Lawrence Kernan and Frank M. Polestra will serve in the class whose term expires in 2002; and Lawrence A. Genovesi, John A. Blaeser and Robert M. Wadsworth will serve in the class whose term expires in 2003. Upon the expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders.

   Each officer serves at the discretion of the board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. A voting agreement among us and several of our stockholders provides for the nomination and election of directors by certain of our 5% stockholders. Messrs. Genovesi, Blaeser, Kernan, Kirshy, Polestra,

Shanahan and Wadsworth were elected to the board of directors pursuant to the voting agreement. The voting agreement terminates upon the closing of this offering.

Compensation of Directors

   We intend to grant stock options on an annual basis under our director plan and may grant other equity awards from time-to-time to our non-employee directors pursuant to our 1999 plan or director plan.

Board Committees

   The board of directors has established a compensation committee and an audit committee. The compensation committee, which consists of Messrs. Kernan, Kirshy, Shanahan and Wadsworth, reviews executive salaries, administers any bonus, incentive compensation and stock option plans, and approves the salaries and other benefits of our executive officers. In addition, the compensation committee consults with our management regarding pension and other benefit plans and our compensation policies and practices. The audit committee, which consists of Messrs. Blaeser, Kernan, Shanahan and Wadsworth, reviews the professional services provided by our independent accountants, the independence of our accountants from our management, our annual financial statements and our system of internal accounting controls. The audit committee also reviews other matters related to our accounting, auditing and financial reporting practices and procedures that the committee find appropriate or may be brought to its attention.

Compensation Committee Interlocks and Insider Participation

   Prior to the formation of a compensation committee, the board of directors as a whole made decisions concerning the compensation of executive officers. Mr. Genovesi, an executive officer, was a member of our board of directors when it performed the functions generally performed by a compensation committee, including determining the compensation of executive officers. However, Mr. Genovesi did not participate in any discussions regarding his compensation. For a description of transactions between us and certain of our directors, Messrs. Genovesi, Kernan, Kirshy, Polestra, Shanahan and Wadsworth, and entities affiliated with our directors, see "Related Party Transactions" below.

Executive Compensation

   The following table sets forth, for the fiscal year ended September 30, 1999, the cash compensation paid and shares underlying options granted to our:

  .  Chief Executive Officer; and

  . five other most highly compensated executive officers who received, or would have received, annual compensation in excess of $100,000, referred to collectively as the named executive officers.

                           Summary Compensation Table

                                                                     Long-term
                                                                    Compensation
                                                                       Awards
                                                                    ------------
                                                     Annual
                                                Compensation (1)       Shares
                                                ----------------     Underlying
Name and Principal Position                      Salary   Bonus     Options (2)
Lawrence A. Genovesi........................... $146,154     --           --
 Chief Executive Officer
Douglas G. Bryant..............................  111,538     --       149,850
 Chief Financial Officer
William B. Elliott.............................  111,538     --       127,500
 Vice President of Marketing
Timothy J. Dalton..............................  111,538     --       121,500
 Vice President of Manufacturing
Rene E. Thibault...............................   34,039 $18,750(4)   348,000
 Vice President of Sales (3)
Robert F. Wambach..............................   43,269     --       261,000
 Vice President of Engineering (5)

---------------------
(1) In accordance with the rules of the Securities and Exchange Commission, the compensation set forth in the table does not include medical, group life or other benefits which are available to all of our salaried employees, and certain perquisites and other benefits, securities or property which do not exceed the lesser of $50,000 or 10% of the person's salary and bonus shown in the table.

(2) We did not award any stock appreciation rights or make any long-term incentive payments during fiscal 1999 to the named executive officers. Options granted to the named executive officers were granted at fair market value as determined by the board of directors based on all factors available to the board of directors on the grant date.

(3) Mr. Thibault joined us in July 1999. On an annualized basis, Mr. Thibault would have earned a salary of $150,000 and an incentive-based compensation target of $75,000.

(4)  Comprised of commissions paid based on revenue generated.

(5) Mr. Wambach joined us in April 1999. On an annualized basis, Mr. Wambach would have earned a salary of $125,000.

   In the table above, columns required by the regulations of the Securities and Exchange Commission have been omitted where no information was required to be disclosed under those columns.

Option Grants in the Last Fiscal Year

   The following table sets forth grants of stock options made under our 1999 stock incentive plan for the year ended September 30, 1999 to each individual named in the Summary Compensation Table. We have never granted any stock appreciation rights.

   The amounts shown as potential realizable value represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These amounts represent certain assumed rates of appreciation in the value of our common stock. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules by the Securities and Exchange Commission. These estimates do not represent our estimate or projection of the future price of our common stock and may not necessarily be achieved. The potential realizable value is calculated based on the ten year term of the option at its time of grant on the assumption that the share value appreciates from the initial public offering price of $17.00 at the indicated compounded annual rate and that the option is exercised and sold on the last day of its term for the appreciated stock price. Actual gains, if any, on stock option exercises depend on the future performance of our common stock.

   The percentage of total options granted to our employees in the last fiscal year is based on options to purchase an aggregate of 1,593,975 shares of common stock granted during fiscal 1999.

                                      Individual Grants
                         -------------------------------------------
                                                                      Potential Realizable
                                                                        Value at Assumed
                                                                        Annual Rates of
                         Number of   % of Total                           Stock Price
                         Securities   Options    Exercise               Appreciation for
                         Underlying  Granted To  of Base                  Option Term
                          Options   Employees in  Price   Expiration ----------------------
Name                      Granted   Fiscal Year   ($/Sh)     Date        5%         10%
Lawrence A. Genovesi....      --         -- %     $  --        --    $      --  $      --
Douglas G. Bryant.......  149,850        9.4       0.133   2/24/09    4,116,990   6,555,619
William B. Elliott......  127,500        8.0       0.133   2/24/09    3,502,945   5,577,854
Timothy J. Dalton.......  121,500        7.6       0.133   2/24/09    3,338,100   5,315,367
Rene E. Thibault........  348,000       21.8       0.133   7/22/09    9,560,979  15,224,261
Robert F. Wambach.......  261,000       16.4       0.133   5/26/09    7,170,734  11,418,196

Fiscal Year-End Option Values

   The following table sets forth information for each of the named executive officers with respect to the value of options outstanding as of September 30, 1999. There was no public trading market for our common stock as of September 30, 1999. Accordingly, these values have been calculated based on the initial public offering price of $17.00, less the aggregate exercise price.

                                           Number of Securities
                                                Underlying       Value of Unexercised
                          Shares            Unexercised Options  In-The-Money Options
                         Acquired          at September 30, 1999 at September 30, 1999
                            on     Value   --------------------- ---------------------
Name                     Exercise Realized  Vested    Unvested    Vested   Unvested
Lawrence A. Genovesi....   --       --           --         --   $     --  $       --
Douglas G. Bryant.......   --       --        48,628    212,372    823,110   3,585,759
William B. Elliott......   --       --        39,375    178,125    666,487   3,007,412
Timothy J. Dalton.......   --       --        22,968    151,032    388,772   2,549,178
Rene E. Thibault........   --       --           --     348,000        --    5,869,600
Robert F. Wambach.......   --       --           --     261,000        --    4,402,200

Benefit Plans

   1999 Stock Incentive Plan. Our 1999 stock incentive plan, as amended, was originally adopted by our board of directors in October 1999 and approved by our stockholders in November 1999. Up to 8,047,902 shares of our common stock currently may be issued pursuant to options or awards granted under the 1999 plan. The number of shares that may be issued pursuant to the 1999 plan will be increased annually beginning on October 1, 2000 by the lesser of:

  .  4,000,000 shares;

  .  5% of the outstanding shares on the date of the increase; or

  .  a lesser amount determined by the board of directors.

Share increases may not exceed an aggregate of 12,000,000 shares during the term of the 1999 plan.

   The 1999 plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, nonstatutory stock options, restricted stock awards and other stock-based awards. Our officers, employees, directors, consultants and advisors are eligible to receive awards under the 1999 plan. The granting of awards under the 1999 plan is discretionary. Under present law, however, incentive stock options may be granted only to employees. Under the 1999 plan, no participant may receive any award for more than 1,250,000 shares in any calendar year.

   We may grant options at an exercise price less than, equal to or greater than the fair market value of our common stock on the date of grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code may not be granted at an exercise price less than the fair market value of the common stock on the date of grant or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of Network Engines. The 1999 plan permits our board of directors to determine how optionees may pay the exercise price of their options, including by cash, check or, in connection with a "cashless exercise," through a broker, by surrender to us of shares of common stock, by delivery to us of a promissory note, or by any combination of the permitted forms of payments.

   Our board of directors administers the 1999 plan. Our board of directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the plan and to interpret its provisions. It may delegate authority under the 1999 plan to one or more committees of the board of directors and, subject to certain limitations, to one or more of our executive officers. Subject to any applicable limitations contained in the 1999 plan, our board of directors or a committee of the board of directors or executive officer to whom our board of directors delegates authority, as the case may be, selects the recipients of awards and determines:

  . the number of shares of common stock covered by options and the dates when the options become exercisable;

  .  the exercise price of options;

  .  the duration of options; and

  . the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of the awards, including the conditions for repurchase, issue price and repurchase price.

   Typically, for each option granted, 25% of the shares become exercisable on the first anniversary of the option grant and the remainder become exercisable in 12 equal installments at the rate of 6.25% of the shares each three-month period following the first anniversary of the option grant.

   The plan provides that in the event of a merger, liquidation or other acquisition event, each outstanding option or restricted stock award shall be assumed or an equivalent option or award substituted by the successor corporation, as determined by our board of directors, unless the successor corporation refuses to assume or substitute for the option or award, in which case those options or awards shall become fully vested and free of restrictions prior to the consummation of the acquisition event.

   No award may be granted under the 1999 plan after October 21, 2009, but the vesting and effectiveness of options and awards previously granted may extend beyond that date. As of April 30, 2000, we granted awards of and options exercisable for 4,915,875 shares of common stock, excluding awards and options that have been cancelled. Our board of directors may at any time amend, suspend or terminate the 1999 plan, except that no award granted after an amendment of the 1999 plan and designated as subject to Section 162(m) of the Internal Revenue Code by our board of directors shall become exercisable, realizable or vested, to the extent the amendment was required to grant the award, unless and until the amendment is approved by our stockholders.

   2000 Employee Stock Purchase Plan. Our 2000 employee stock purchase plan was adopted by the board of directors in March 2000 and was approved by the stockholders in May 2000. The employee stock purchase plan authorizes the issuance of up to a total of 750,000 shares of common stock to participating employees.

   All of our employees, including our employee-directors, who are customarily employed by us for more than 20 hours a week and who are customarily employed by us for at least five months in a calendar year are eligible to participate in the employee stock purchase plan. Employees who would immediately after the grant own 5% or more of the total combined voting power or value of our stock or any subsidiary are not eligible to participate.

   The employee stock purchase plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee's compensation, subject to certain limitations. On the first day of a designated payroll deduction period, referred to as the offering period, we will grant to each eligible employee who has elected to participate in the employee stock purchase plan an option to purchase shares of common stock. On the last day of the offering period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the employee stock purchase plan, the option price is an amount equal to 85% of the fair market value per share of the common stock on either the first day or the last day of the offering period, whichever is lower. The first offering period under the employee stock purchase plan will commence on the first date that we have filed with the Securities and Exchange Commission an effective registration statement on Form S-8 for purposes of registering under the Securities Act of 1933, or the Securities Act, all shares of our common stock issuable under the employee stock purchase plan, and shall end on December 31, 2000. The compensation committee may, in its discretion, choose an offering period of 12 months or less for each of the offerings and choose a different offering period for each offering.

   If an employee is not a participant on the last day of the offering period, the employee is not entitled to exercise any option, and the amount of the employee's accumulated payroll deductions will be refunded. An employee's rights under the employee stock purchase plan terminate upon voluntary withdrawal from the employee stock purchase plan at any time, or when the employee ceases employment for any reason, except that upon termination of employment because of death, the employee's beneficiary has a right to the accumulated payroll deductions in the participant's account.

   2000 Director Stock Option Plan. Our 2000 director stock option plan was adopted by our board of directors in March 2000 and was approved by our stockholders in May 2000. Under the director plan, our directors who are not employees of Network Engines or a subsidiary of Network Engines receive non-statutory options to purchase shares of common stock. A total of 500,000 shares of common stock may be issued upon the exercise of options granted under the director plan.

   Pursuant to the director plan, each non-employee director who first becomes a non-employee director after the closing of this offering will be granted an option to purchase 50,000 shares of common stock on the date of his or her initial election to our board of directors, which will vest ratably over four years on each anniversary of the date of grant. In addition, each non-employee director will receive an option to purchase 15,000 shares of common stock on the date of each annual meeting of stockholders commencing with the 2001 annual meeting of stockholders (other than a director who was initially elected to the board of directors at any annual meeting or, if previously, at any time after the prior year's annual meeting). The options granted annually vest upon the earlier of one year from the date of grant or the date immediately preceding the next annual meeting of stockholders, so long as the optionee remains our director. The exercise price per share of all options granted to directors under the director plan will be the fair market value of a share of common stock on the date of grant.

   Employee Savings and Retirement Plan. We have an employment savings and retirement plan. The plan covers all of our full-time employees. Under the plan, participants may elect to defer a portion of their eligible compensation, subject to certain limitations. We do not match employee contributions to the plan.

   Management Incentive Plan. The compensation committee adopted a management incentive plan in February 2000. Under this plan, commencing with the quarterly period ending June 30, 2000, we will pay on a quarterly basis to each of our vice presidents and our president a percentage of their respective annual base salaries if we achieve our net revenue targets for that quarter. For the quarters ending June 30, 2000 and September 30, 2000, the compensation committee determined that the executives will receive 12.5% of their respective annual base salaries if targets for those periods are met.

                           RELATED PARTY TRANSACTIONS

Transfer of P6000 Product Line

   In April 2000, we sold all of our inventory and test equipment related to the P6000 product line to Copernicus Systems, Inc., which is wholly-owned by Cheryl H. Smith. Ms. Smith, the wife of Mr. Genovesi, is a co-founder, stockholder and former director and officer of Network Engines. Our production and development of the P6000 product line has been discontinued and we have fully reserved for these assets on our balance sheet. In exchange for these assets, Copernicus Systems, Inc. agreed to pay to us royalties on future sales of the inventory and agreed to support P6000 units for which we have obligations under warranty or service contracts.

Loan and Guarantee from Lawrence A. Genovesi and Cheryl H. Smith

   In April 1993, Mr. Genovesi and Ms. Smith loaned us $26,175 in exchange for a promissory note bearing interest at 10% annually made in their favor. In January 1996, Ms. Smith also loaned us $4,300 in exchange for a promissory note bearing interest at 12% annually in her favor. The interest rate on each note was reduced by one-half in January 1999. These notes were paid in full and canceled in August 1999.

   In order to receive a Small Business Administration guarantee of 90% of a $100,000 note obtained in May 1994, Mr. Genovesi and Ms. Smith granted a second mortgage on their personal residence to the Small Business Administration. We repaid the loan in fiscal 1999.

Severance Arrangements with Cheryl H. Smith

   In January 1998, we and Ms. Smith executed a Severance Agreement and Release, pursuant to which we paid Ms. Smith approximately $72,000 and engaged Copernicus & Co., which is wholly-owned by Ms. Smith, as a consultant for one month at a fee of $300 per day. We and Ms. Smith released each other from most claims related to her employment by us.

Issuances of Preferred Stock to Directors and 5% Holders

   We have issued four series of preferred stock. Each series A, series B and series C preferred share is convertible upon the completion of this offering into 7.5 shares of our common stock. Each series D preferred share is convertible upon the completion of this offering into 2.5 shares of our common stock. We issued the following number of shares of each series of preferred stock on the following dates:

  . On April 9, 1997, we issued an aggregate of 185,250 shares of series A preferred stock at $5.40 per share, or 1,389,375 shares of common stock at $0.72 per share on an as-converted basis;

  . On January 13, 1999, we issued an aggregate of 357,142 shares of series B preferred stock at $7.70 per share, or 2,678,565 shares of common stock at $1.03 per share on an as-converted basis;

  . On January 13 and June 30, 1999, we issued an aggregate of 1,123,549 shares of series C preferred stock at $7.70 per share, or 8,426,617 shares of common stock at $1.03 per share on an as-converted basis; and

  . On December 20, 1999, we issued an aggregate of 3,581,554 shares of series D preferred stock at $7.05 per share, or 8,953,885 shares of common stock at $2.82 per share on an as-converted basis.

   The following directors and 5% holders of our common stock and entities controlled by them were issued the following number of shares of each series of preferred stock in exchange for cash or the cancellation of bridge notes:

                                        Series A  Series B  Series C  Series D
                                        Preferred Preferred Preferred Preferred
                                          Stock     Stock     Stock     Stock
5% Holders
  Ascent Venture Partners, L.P., Ascent
   Venture Partners II, L.P. and Ascent
   Venture Partners III, L.P.
   (affiliated entities)(1)............  185,250   357,142   139,122    283,688
  MD Co................................      --        --    388,941    141,894
  Egan-Managed Capital, L.P............      --        --    291,698    106,383
  HarbourVest VI-Direct Fund, L.P......      --        --        --   1,985,816
  Canaan Equity Partners II, LLC.......      --        --        --     709,220
Directors
  Dennis A. Kirshy.....................      --        --      6,493      2,056
  Lawrence Kernan(2)...................      --        --      1,298        --
  Frank M. Polestra(3).................      --        --      9,740        --

---------------------
(1) Ascent Venture Partners, L.P. and Ascent Venture Partners II, L.P. acquired all of their series A preferred stock and series B preferred stock and 19,480 and 77,922 shares of their series C preferred stock from Pioneer Ventures Limited Partnership and Pioneer Ventures Limited Partnership II, respectively.

(2) Mr. Kernan may be deemed to beneficially own shares purchased by MD Co., which purchased 388,941 shares of series C preferred stock and 141,844 shares of series D preferred stock.

(3) Mr. Polestra may be deemed to beneficially own shares held by each of Ascent Venture Partners, L.P., which purchased 37,050, 71,428, and 27,824 shares of series A preferred stock, series B preferred stock and series C preferred stock, respectively, Ascent Venture Partners II, L.P., which purchased 148,200, 285,714 and 111,298 shares of series A preferred stock, series B preferred stock and series C preferred stock, respectively, Ascent Venture Partners III, L.P., which purchased 283,688 shares of series D preferred stock, and Le Serre, which purchased 4,544 shares of series C preferred stock.

Issuances of Common Stock and Options to Purchase Common Stock to Directors and 5% Holders of our Common Stock

   On March 16, 2000, our board of directors approved the sale of 12,500 shares of common stock to Mr. Shanahan at $6.00 per share. Pursuant to a stock restriction agreement these shares vest on the earlier of one year after the date of grant or on the day prior to our next annual stockholders' meeting after the end of fiscal 2000.

   On March 16, 2000, we granted options to purchase 12,500 shares of our common stock at $6.00 per share to each of Messrs. Kernan, Polestra and Wadsworth.

   On November 18, 1999, we sold 375,000 shares of common stock to Mr. Genovesi for $0.24 per share in exchange for a $90,000 full recourse promissory note. The note from Mr. Genovesi is due on demand or on November 18, 2004 and accrues interest at 6.08% compounded annually. Pursuant to a stock restriction agreement, these 375,000 shares vest on a quarterly basis beginning on December 31, 1999 and ending on September 30, 2002. Each quarter, the amount that vests is determined based on the attainment of net revenue and net profit objectives set by the board of directors. Mr. Genovesi must forfeit any shares that have not vested by November 18, 2006.

   We sold 225,000 shares of common stock to Mr. Kirshy for $0.07 per share on January 7, 1998. Pursuant to a stock restriction agreement, these 225,000 shares vest over three years, one-third on June 30, 1998 and 8.375% of the remainder each quarter until June 30, 2000. We sold 75,000 shares of common stock to Mr. Kirshy for $0.24 per share on November 18, 1999. Pursuant to a stock restriction agreement, one-half of these 75,000 shares vest one year after the sale and 12.5% of the remainder vest each quarter thereafter.

   We sold 187,500 shares of common stock to Mr. Blaeser for $0.24 per share on November 18, 1999. Pursuant to a stock restriction agreement, these 187,500 shares vest over four years, 25% upon the expiration of one year and 6.25% at the end of each quarter thereafter.

Issuance of Promissory Notes

   We have issued the following subordinated promissory notes, bearing interest at 10% per annum, to 5% holders of our common stock and entities controlled by them, all of which were cancelled in exchange for series B or series C preferred stock:

     Name                                  Dates of Issuance   Aggregate Amount
     Ascent Venture Partners, L.P. and
      Ascent Venture Partners II, L.P.
      (affiliated entities)(1)........... 10/16/1997-11/2/1998    $3,400,000
     MD Co...............................      12/8/1998             428,571(2)
     Egan-Managed Capital, L.P...........      12/8/1998             321,429(2)
     Frank Polestra(3)...................      8/12/1998              75,000(4)

---------------------
(1) The notes held by Ascent Venture Partners, L.P. and Ascent Venture Partners II, L.P. were originally acquired by Pioneer Ventures Limited Partnership and Pioneer Ventures Limited Partnership II, respectively.

(2)  Bore interest at a rate of 15% per annum.

(3) Mr. Polestra is a Managing Member or President of each of the general partners which control Ascent Venture Partners, L.P., Ascent Venture Partners II, L.P. and Ascent Venture Partners III, L.P.

(4) Mr. Polestra could have been deemed to beneficially own $680,000 in promissory notes issued to Ascent Venture Partners, L.P., $2,720,000 in promissory notes issued to Ascent Venture Partners II, L.P., and a $25,000 promissory note issued to Le Serre, but those notes have not been included as held by Mr. Polestra in the table.

Issuance of Warrants to Purchase Common Stock

   Between October 16, 1997 and January 13, 1999, in connection with the sale of promissory notes or series C preferred stock, we issued warrants to purchase an aggregate of 1,705,500 shares of our common stock at an exercise price of $0.36667 per share with a ten year term to the following holders of 5% or more of our common stock on a fully converted basis and a director.

                              Original       Revised
                             Number of      Number of
                             Shares of      Shares of
                            Common Stock   Common Stock
                             Underlying     Underlying
Name (1)                      Warrants     Warrants (2)      Dates of Issuance
Ascent Venture Partners,
 L.P., and Ascent Venture
 Partners II, L.P.
 (affiliated entities)(3)..    472,267        901,875      10/16/1997-11/2/1998

MD Co......................    546,427             NA     12/8/1998 and 1/13/1999

Egan-Managed Capital,
 L.P.......................    409,822             NA     12/8/1998 and 1/13/1999

Frank Polestra.............     10,410(4)      20,812(5)         11/2/1998
                             ---------      ---------
 Total.....................  1,438,926      1,878,936
                             =========      =========

---------------------
(1) See Notes to Table of Beneficial Ownership in "Principal Stockholders" for information relating to the beneficial ownership of the referenced shares.
(2) Reflects modification of the number of shares underlying bridge warrants issued on October 16, 1997, January 30, 1998, May 21, 1998, June 4, 1998,
    August 12, 1998, by agreements dated December 8, 1998 by and among Network Engines, Pioneer Ventures Limited Partnership, Pioneer Ventures Limited Partnership II, Mr. Polestra, Le Serre and other investors who received warrants on those dates.
(3) The warrants held by each of Ascent Venture Partners, L.P. and Ascent Venture Partners II, L.P. were originally issued to Pioneer Ventures Limited Partnership and Pioneer Ventures Limited Partnership II, respectively.
(4) Mr. Polestra may be deemed to beneficially own warrants to purchase 94,455 shares of common stock issued to Ascent Venture Partners, L.P., warrants to purchase 377,812 shares of common stock issued to Ascent Venture Partners, II, L.P., and a warrant to purchase 3,465 shares of common stock issued to Le Serre.
(5) Mr. Polestra may be deemed to beneficially own warrants to purchase 180,375 shares of common stock issued to Ascent Venture Partners, L.P., warrants to purchase 721,500 shares of common stock issued to Ascent Venture Partners II, L.P. and a warrant to purchase 6,937 shares of common stock issued to Le Serre.

Issuance of Options to Purchase Common Stock

   We have granted options to our directors and executive officers, and we intend to grant additional options to our directors and executive officers in the future. See "Management--Option Grants in Last Fiscal Year," "--Benefit Plans" and "--Director Compensation."

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information regarding beneficial ownership of our common stock as of April 30, 2000 and as adjusted to reflect the sale of the shares in this offering by:

  . each person who is known by us to own beneficially more than 5% of the outstanding shares of common stock;

  .  each of our directors and named executive officers; and

  .  all our directors and executive officers as a group.

                                   Number of Shares
                                     Beneficially
                                    Owned Prior to
                                      and After
                                   the Offering(1)   Percentage of Shares(1)
                                   ---------------- -------------------------
Name and Address of Beneficial                         Before       After
Owner                                               the Offering the Offering
Ascent Venture Partners, L.P.,
 Ascent Venture Partners II, L.P.
 and Ascent Venture Partners III,
 L.P. (affiliated entities)(2) ...     6,722,450        25.4%        20.4%
  255 State Street
  Boston, Massachusetts 02109
HarbourVest Partners VI--Direct
 Fund, L.P........................     4,964,540        18.8         15.1
  c/o HarbourVest Partners, LLC
  One Financial Center, 44th Floor
  Boston, Massachusetts 02111
MD Co.............................     3,818,095        14.4         11.6
  125 Cambridge Park Drive
  Cambridge, Massachusetts 02140-
   2314
Egan-Managed Capital, L.P.........     2,863,515        10.8          8.7
  Thirty Federal Street
  Boston, Massachusetts 02110
Canaan Equity Partners II,
 LLC(3)...........................     1,773,050         6.7          5.4
  105 Rowayton Avenue
  Rowayton, Connecticut 06853-1436
Directors and Executive Officers
Lawrence A. Genovesi(4)...........     2,625,000         9.9          8.0
Douglas G. Bryant(5)..............       116,295           *            *
Timothy J. Dalton(6)..............        70,780           *            *
William B. Elliott(7).............        96,092           *            *
Rene E. Thibault..................        65,250           *            *
Robert F. Wambach(8)..............        65,250           *            *
John A. Blaeser...................       187,500           *            *
Lawrence Kernan(9)................     3,827,830        14.5         11.6
Dennis A. Kirshy(10)..............       338,837         1.3          1.0
Frank M. Polestra(11).............     6,857,330        26.0         20.8
Michael H. Shanahan(12)...........     2,876,015        10.9          8.7
Robert M. Wadsworth(13)...........     4,964,540        18.8         15.1
All directors and executive
 officers as a group
 (12 persons)(14).................    22,090,719        83.3%        66.9%

---------------------
* Less than 1% of the outstanding common stock.

---------------------
(1) The number of shares of common stock deemed outstanding prior to this offering includes: (i) 26,423,629 shares of common stock outstanding as of April 30, 2000; and (ii) any shares issuable pursuant to options and warrants held by the respective person which may be exercised within 60 days after April 30, 2000 as set forth in the additional footnotes below. The number of shares of common stock deemed outstanding after this offering includes the 6,500,000 shares that we are offering for sale in this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to shares. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The fact that we have included these "beneficially owned" shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of the shares. Unless otherwise indicated, the address of each person listed is c/o Network Engines, Inc., 25 Dan Road, Canton, Massachusetts 02021.
(2) Includes 1,202,640 shares owned by Ascent Venture Partners, L.P., 4,810,590 shares owned by Ascent Venture Partners II, L.P. and 709,220 shares owned by Ascent Venture Partners III, L.P.
(3) Includes 1,161,350 shares owned by Caanan Equity II L.P., 92,197 shares owned by Caanan Equity II Entrepeneurs LLC, and 519,502 shares owned by Caanan Equity II L.P. (QP).
(4) Includes 750,000 shares of common stock owned by Cheryl H. Smith, the wife of Mr. Genovesi. Mr. Genovesi disclaims beneficial ownership of all shares owned by Ms. Smith.
(5) Includes 16,312 shares subject to options exercisable within 60 days following April 30, 2000.
(6) Includes 10,875 shares subject to options exercisable within 60 days following April 30, 2000.
(7) Includes 13,592 shares subject to options exercisable within 60 days following April 30, 2000.
(8) Consists of 65,250 shares subject to options exercisable within 60 days following April 30, 2000.
(9) Includes 3,818,095 shares owned by MD Co. Mr. Kernan may be deemed to have or share voting or investment power with respect to these shares. He is a Principal of MDT Advisers, Inc., which controls MD Co. Mr. Kernan disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the shares.
(10) Includes 7,500 shares of common stock held by Mr. Kirshy's son, Wade G. Kirshy. Mr. Kirshy disclaims beneficial ownership of the 7,500 shares held by Wade G. Kirshy.
(11) Includes 41,017 shares owned by Le Serre, 1,202,640 shares owned by Ascent Venture Partners, L.P., 4,810,590 shares owned by Ascent Venture Partners II, L.P. and 709,220 shares owned by Ascent Venture Partners III, L.P. Mr. Polestra may be deemed to have or share voting or investment power with respect to these shares. Mr. Polestra is a Managing Member or General Partner of each of the general partners which control Ascent Venture Partners, L.P., Ascent Venture Partners II, L.P. and Ascent Venture Partners III, L.P. Mr. Polestra disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the shares.
(12) Includes 2,863,515 shares owned by Egan-Managed Capital, L.P. Mr. Shanahan may be deemed to have or share voting or investment power with respect to these shares. He is a General Partner of Egan-Managed Capital, L.P. Mr. Shanahan disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the shares.
(13) Consists of 4,964,540 shares owned by HarbourVest Partners VI--Direct Fund, L.P. Mr. Wadsworth may be deemed to have or share voting or investment with respect to these shares. He is a Managing Director of HarbourVest Partners, LLC, which controls HarbourVest Partners VI-Direct Fund, L.P. Mr. Wadsworth disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the shares.
(14) Includes 106,030 shares subject to options exercisable within 60 days following April 30, 2000.

                          DESCRIPTION OF CAPITAL STOCK

   The following is a description of all of the material terms of our capital stock contained in our second amended and restated certificate of incorporation. Because this is a summary description, we refer you to the provisions of Delaware corporate law and of our second amended and restated certificate of incorporation and our second amended and restated by-laws, which you can access using the EDGAR database at www.sec.gov/edgarhp.htm.

   Effective upon the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $.01 par value per share.

   As of April 30, 2000, we had outstanding:

  .  4,975,187 shares of common stock held by 52 stockholders of record;

  .  5,247,495 shares of preferred stock held by 43 stockholders of record;

  .  options to purchase 3,721,615 shares of common stock; and

  .  warrants to purchase 1,882,851 shares of common stock.

   Upon the closing of this offering, all outstanding shares of preferred stock will automatically convert into 21,448,442 shares of common stock. The options and warrants will remain outstanding.

Common Stock

   Based upon the number of shares outstanding as of April 30, 2000, giving effect to the conversion of all shares of preferred stock into 21,448,442 shares of common stock upon the closing of this offering, and giving effect to the issuance of the shares of common stock offered by us in this offering, there will be 32,923,629 shares of common stock outstanding upon the closing of this offering. In addition, as of April 30, 2000, there were outstanding options for the purchase of a total of 3,721,615 shares of common stock and warrants for the purchase of 1,882,851 shares of common stock.

   Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders at the annual meeting of stockholders and do not have cumulative voting rights. Directors are elected by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote in elections of directors. Holders of common stock are entitled to receive ratably any dividends that are declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of Network Engines, the holders of common stock are entitled to receive ratably our net assets available after the payment of all our debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights, nor are they entitled to the benefit of any sinking fund. The rights, powers, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that our board of directors may designate and issue in the future.

Preferred Stock

   Our board of directors will be authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock, in one or more series. Each series of preferred stock that may be authorized shall have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, redemption provisions, liquidation preferences, conversion rights and preemptive rights.

   Our stockholders have granted the board of directors authority to issue the preferred stock and to determine its rights and preferences in order to eliminate delays associated with a stockholder vote on specific issuances. The rights of the holders of common stock will be subject to the rights of holders of any preferred stock issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of common stock, and could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, a majority of our outstanding voting stock.

Registration Rights

   According to the terms of an investor rights agreement, beginning six months following the date of the closing of this offering, the holders of 21,886,014 shares of common stock and 1,852,851 shares of common stock issuable upon conversion of warrants, including Ascent Venture Partners II, L.P., HarborVest VI-Direct Fund, L.P., MD Co., Egan-Managed Capital, L.P. and Canaan Equity Partners II LLC, may require us to file a registration statement under the Securities Act. To demand registration, stockholders holding an aggregate of 8,308,603 of those shares must request that we file a registration statement to register the resale of their shares. Those stockholders must also request registration of enough shares so that the offering would have an anticipated aggregate offering price of $5.0 million. We are only required to effect up to two of these demand registrations.

   Additionally, these holders of 23,738,865 shares of common stock and shares of common stock issuable upon exercise of warrants will have incidental registration rights with respect to the future registration of our shares of common stock under the Securities Act; these holders are entitled to notice of any future registration and to include their shares in any future registration.

   At any time we become eligible to file a registration statement on Form S-3 under the Securities Act, upon the request of holders of not less than 474,778 shares of common stock, we must effect a registration on Form S-3. However, the registration must have a minimum anticipated aggregate offering price of $1.0 million.

   These registration rights are subject to conditions and limitations, including, in the case of an underwritten public offering, the right of the managing underwriter to limit the number of shares of common stock to be included in the registration. We are generally required to bear all the expenses of registrations under the investor rights agreement, except underwriting discounts and commissions. The investor rights agreement also contains our commitment to indemnify the holders of registration rights for certain losses they might incur in connection with registrations under the agreement. Registration of any of the shares of common stock held by stockholders with registration rights would result in those shares becoming freely tradeable without restriction under the Securities Act.

Warrants

   As of April 30, 2000, the following warrants to purchase a total of 1,882,851 shares of our common stock were outstanding:

         Number of
         Shares of
        Common Stock              Exercise Price                        Expiration Date
           52,500                    $0.5333                               July 31, 2002
          136,987                     0.0733                             August 31, 2002
           30,000                     0.3667                           February 23, 2003
          277,500                     0.3667                            October 15, 2007
          208,125                     0.3667                            January 29, 2008
           55,500                     0.3667                                May 20, 2008
          222,000                     0.3667                                June 3, 2008
          291,375                     0.3667                             August 12, 2008
           13,875                     0.3667                           September 8, 2008
           48,562                     0.3667                            November 2, 2008
          428,572                     0.3667                            December 8, 2008
          117,855                     0.3667                            January 13, 2009

Delaware Law and Certain Charter and By-Law Provisions; Anti-Takeover Effects

   We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

   Our second amended and restated certificate of incorporation and second amended and restated by-laws provide for the division of the board of directors into three classes, as nearly equal in size as possible, with staggered three-year terms. See "Management--Election of Directors." Under our second amended and restated certificate of incorporation and second amended and restated by-laws any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office. The classification of the board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Network Engines.

   Our second amended and restated certificate of incorporation and second amended and restated by-laws also provide that, after the closing of this offering, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before a meeting of stockholders and may not be taken by written action in lieu of a meeting. Our second amended and restated certificate of incorporation and second amended and restated by-laws further provide that special meetings of the stockholders may only be called by the Chairman of the board of directors, the Chief Executive Officer, the President, or by the board of directors. Under the second amended and restated by-laws, in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with certain requirements regarding advance notice to us. The foregoing provisions could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because a person or an entity, even if that person or entity acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (e.g., to elect new directors or approve a merger) only at a duly called stockholders meeting, and not by written consent.

   The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our second amended and restated by-laws may be amended or repealed by a majority vote of the board of directors or the holders of a majority of the shares of our capital stock issued and outstanding and entitled to vote, subject to any limitations set forth in the restated by-laws. The stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any amendments are submitted to stockholders for approval.

Limitation of Liability and Indemnification

   Our second amended and restated certificate of incorporation provides that our directors and officers shall be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with the service for or on our behalf. In addition, our second amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock is EquiServe Trust Company.

Nasdaq National Market Listing

   Our common stock will be quoted on the Nasdaq National Market under the trading symbol "NENG."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of this offering (assuming no exercise of the underwriters' over-allotment option), we will have outstanding an aggregate of 32,923,629 shares of common stock, assuming no exercise of outstanding options or warrants. Of the total outstanding shares, the 6,500,000 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 as described below.

Sales of Restricted Shares

   The remaining 26,423,629 shares of common stock held by existing stockholders are "restricted shares," which means they were issued and sold by us in reliance on, and are subject to, exemptions from the registration requirements of the Securities Act, including Rule 144, Rule 144(k) and Rule
701. These restricted shares are also subject to "lock-up" agreements with the underwriters and will become eligible for sale in the public market during or after the period covered by the lock-up agreements.

   Rule 144. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of

  . 1% of the number of shares of common stock then outstanding, which will equal approximately 329,236 shares immediately after the offering, or

  . the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to specific manner-of-sale provisions, notice requirements and the availability of current public information about us.

   Rule 144(k). Under Rule 144(k), a person who is not one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k)" shares may be sold immediately upon completion of this offering.

   Lock-up Agreements. All of the restricted shares are subject to lock-up agreements providing that the stockholders will not offer, sell or otherwise dispose of any shares owned by them for a period of 180 days after the date of this offering. However, holders of restricted shares who have not been executive officers or directors of our company on or since the date of this prospectus may offer, sell or otherwise dispose of 25% of those shares on the later of 90 days after the date of this offering or on the second trading day after the first public release of our quarterly results, if the last recorded sale price on the Nasdaq National Market for 20 of the 30 trading days ending on the 90th day is at least twice the price per share in the initial public offering. These stockholders may also offer, sell or otherwise dispose of an additional 25% of those shares 135 days after the date of this offering if the price per share of common stock has achieved the same target level for the 30 trading day period ending on the 135th day. However, Donaldson, Lufkin & Jenrette Securities Corporation, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements. Upon expiration of the lock-up agreements, 468,826 additional shares will become eligible for sale pursuant to Rule 144(k), 17,523,146 additional shares will become eligible for sale under the other provisions of Rule 144 and 882,004 additional shares will become eligible for sale under Rule 701.

         Eligibility of Restricted Shares for Sale in the Public Market
                            Under Rules 144 and 701
               (Listed by date upon which shares become saleable)

                                                                     Number of
                                Date                                   Shares
                                ----                                 ----------
 Later of 90 days after the effective date or second trading day following first public release of quarterly earnings(1)...........  3,377,468
 135 days after the effective date(1)...............................  3,377,533
 180 days after the effective date (expiration of lockup)........... 18,873,976

------------
(1)The number of shares listed may be offered, sold or traded provided that the last recorded sale price per share for 20 of the 30 trading days ending on the applicable date is at least twice the initial public offering price per share.

Options and Employee Compensation Shares

   Rule 701 provides that currently outstanding shares of common stock acquired under our employee compensation plans may be resold beginning 90 days after the date of this prospectus by:

  . persons, other than our affiliates, subject only to the manner of sale provisions of Rule 144; and

  . our affiliates under Rule 144 without compliance with its one-year minimum holding period, subject to certain limitations.

   At April 30, 2000, approximately 56,505 shares of common stock were issuable pursuant to vested options under our 1999 plan, all of which are subject to lock-up agreements with the underwriters and will be eligible for sale in the public market in accordance with Rule 701 under the Securities Act beginning 90 days after the date of this prospectus.

   We intend to file one or more registration statements on Form S-8 under the Securities Act following the date of this prospectus, to register up to 8,227,650 shares of common stock underlying outstanding stock options or other rights granted or to be granted pursuant to our 1999 plan, employee stock purchase plan and director plan, including the 56,505 shares of common stock subject to options vested as of April 30, 2000, and 4,506,035 shares of common stock reserved for options or awards to be granted under our 1999 plan, employee stock purchase plan and director plan. The registration statements for the plans are expected to become effective upon filing.

Registration Rights

   Six months after this offering, the holders of 23,738,865 shares of common
stock and     shares of common stock issuable upon conversion of warrants will be entitled to certain rights with respect to the registration of their shares under the Securities Act. After any required registration of shares, the registered shares will be freely tradeable without restriction under the Securities Act. These sales could cause the market price of our common stock to decline. See "Description of Capital Stock--Registration Rights."

Pricing of the Offering

   Prior to this offering, there has been no public market for our common stock, and no predictions can be made as to the effect, if any, that market sales of shares of common stock from time to time, or the availability of shares for future sale, may have on the market price for the common stock. Sales of substantial amounts of common stock, or the perception that substantial sales could occur, could adversely affect prevailing market prices for the common stock and could impair our future ability to obtain capital through an offering of equity securities.

                                  UNDERWRITING

   Subject to the terms and conditions contained in an underwriting agreement dated July 13, 2000, the underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation, Dain Rauscher Incorporated, FleetBoston Robertson Stephens Inc., and DLJdirect Inc., have severally agreed to purchase from us the number of shares of common stock set forth opposite their names below:

                                                                        Number
  Underwriters                                                         of Shares
  Donaldson, Lufkin & Jenrette Securities Corporation................. 2,675,000
  Dain Rauscher Incorporated.......................................... 1,337,500
  FleetBoston Robertson Stephens Inc.................................. 1,337,500
  DLJdirect Inc.......................................................   100,000
  Credit Suisse First Boston Corporation..............................    50,000
  A.G. Edwards & Sons, Inc............................................    50,000
  First Union Securities, Inc.........................................    50,000
  Goldman, Sachs & Co.................................................    50,000
  Lehman Brothers Inc.................................................    50,000
  PaineWebber Incorporated............................................    50,000
  U.S. Bancorp Piper Jaffray Inc......................................    50,000
  Salomon Smith Barney Inc............................................    50,000
  SG Cowen Securities Corporation.....................................    50,000
  C.E. Unterberg, Towbin..............................................    50,000
  Thomas Weisel Partners LLC..........................................    50,000
  George K. Baum & Company............................................    25,000
  D.A. Davidson & Co..................................................    25,000
  Emerging Growth Equities, Ltd.......................................    25,000
  Fahnestock & Co. Inc................................................    25,000
  First Albany Corporation............................................    25,000
  Hoak Breedlove Wesneski & Co........................................    25,000
  Hoefer & Arnett Incorporated........................................    25,000
  Johnston, Lemon & Co. Incorporated..................................    25,000
  Ladenburg Thalmann & Co. Inc........................................    25,000
  McDonald Investments Inc., a KeyCorp Company........................    25,000
  Needham & Company, Inc..............................................    25,000
  Pacific Crest Securities............................................    25,000
  Parker/Hunter Incorporated..........................................    25,000
  Pennsylvania Merchant Group.........................................    25,000
  Sanders Morris Harris...............................................    25,000
  Sands Brothers & Co., Ltd...........................................    25,000
  Suntrust Equitable Securities Corporation...........................    25,000
  Tucker Anthony Incorporated.........................................    25,000
  H.C. Wainwright & Co., Inc..........................................    25,000
  W.R. Hambrecht, LLC.................................................    25,000
                                                                       ---------
    Total............................................................. 6,500,000
                                                                       =========

   The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of the shares of common stock offered by this prospectus are subject to approval by their counsel of legal matters concerning the offering and to conditions that must be satisfied by us. The underwriters are obligated to purchase and accept delivery of all of the shares of common stock offered by this prospectus, other than those shares covered by the over-allotment option described below, if any are purchased.

   The underwriters initially propose to offer the shares of common stock in part directly to the public at the initial public offering price set forth on the cover page of this prospectus and in part to dealers, including the underwriters, at the initial public offering price less a concession not in excess of $0.71 per share. The underwriters may allow, and dealers may re-allow, to other dealers a concession not in excess of $0.10 per share. After the initial offering of the common stock, the public offering price and other selling terms may be changed by the representatives at any time without notice. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

   An electronic prospectus will be available on the web site maintained by DLJdirect Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation.

   We have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 975,000 additional shares of common stock at the initial public offering price less underwriting discounts and commissions. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with the offering. To the extent that the underwriters exercise the option, each underwriter will become obligated, subject to conditions contained in the underwriting agreement, to purchase its pro rata portion of the additional shares based on the underwriter's percentage underwriting commitment.

   We have agreed to indemnify the underwriters against liabilities which may arise in connection with the offering, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make.

   Each of Network Engines, our executive officers, directors and stockholders have agreed to lock-up agreements which provide, subject to certain exceptions, that Network Engines, our officers, directors and stockholders will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of common stock, other securities, in cash or otherwise) for a period of 180 days after the date of this prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. However, up to 50% of the shares of common stock held by our stockholders, subject to the restrictions described above (other than shares owned by directors and executive officers), will be released from these restrictions under the conditions described under the caption "Shares Eligible for Future Sale--Sales of Restricted Shares."

   In addition, during the 180-day period after the date of this prospectus, we have also agreed not to file any registration statement with respect to the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. However, we are permitted to file a registration statement on Form S-8 with respect to shares of common stock issuable under our existing benefit plans, all of which shares are subject to the lock-up agreements with Donaldson, Lufkin & Jenrette Securities Corporation. Furthermore, none of our stockholders have registration rights, which have not been waived, that may be exercised during the 180-day period.

   Prior to the offering, there has been no established trading market for the common stock. The initial public offering price of the shares of common stock offered by this prospectus will be determined by negotiation among us and the underwriters. The factors to be considered in determining the initial public offering price include:

  .  the history of and the prospects for the industry in which we compete;

  .  our past and present operations;

  .  the historical results of operations;

  .  our prospects for future earnings;

  . the recent market prices of securities of generally comparable companies; and

  . the general condition of the securities markets at the time of the offering.

   The underwriters have reserved up to 422,500 shares of the common stock to be sold in this offering for sale to some of our employees and associates of our employees and directors, and to other individuals or companies who have commercial arrangements or personal relationships with us. Through this directed share program, we intend to ensure that those individuals and companies that have supported us, or who are in a position to support us in the future, have the opportunity to purchase our common stock at the same price that we are offering our shares to the general public. Prospective participants will not receive any investment materials other than a copy of this prospectus, and will be permitted to participate in this offering at the initial public price presented on the cover page of this prospectus. No commitment to purchase shares by any participant in the directed share program will be accepted until after the registration statement, of which this prospectus is a part, is effective and an initial public offering price has been established. The number of shares available for sale to the general public will be reduced by the number of shares sold through the directed share program. Any shares reserved for the directed share program which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

   Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered in any jurisdiction where action for that purpose is required. The shares of common stock offered may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering materials or advertisements in connection with the offer and sale of any shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of the applicable jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered in any jurisdiction in which the offer or a solicitation of shares made by this prospectus is unlawful.

   In connection with the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot the offering, creating a syndicate short position. The underwriters may bid for and stabilize the price of the common stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members and selected dealers if they repurchase previously distributed common stock in syndicate covering transactions, in stabilizing transactions or otherwise. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

                                 LEGAL MATTERS

   The validity of the shares of common stock we are offering will be passed upon for us by Hale and Dorr LLP, Boston, Massachusetts and for the underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

   Our financial statements as of September 30, 1999 and 1998 and for each of the three years in the period ended September 30, 1999 included in this prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 to register with the Commission the shares of our common stock described in this prospectus. This prospectus is part of that registration statement, and provides you with a general description of the common stock being registered and offered, but does not include all of the information you can find in the registration statement or the exhibits to the registration statement. You should refer to the registration statement and its exhibits for more information about our business and the shares of common stock being registered.

   You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the Commission at the Commission's public reference room at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies of the registration statement or any reports, statements or other information we file with the Commission can also be obtained at prescribed rates by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                             NETWORK ENGINES, INC.

                         Index to Financial Statements

                                                                           Page
Report of Independent Accountants........................................  F-2
Balance Sheets as of September 30, 1998 and 1999 and as of March 31, 2000
 (unaudited).............................................................  F-3
Statement of Operations for the years ended September 30, 1997, 1998 and
 1999 and the six months ended March 31, 1999 and 2000 (unaudited).......  F-4
Statement of Stockholders' Equity (Deficit) for the years ended September
 30, 1997, 1998 and 1999 and the six months ended March 31, 2000
 (unaudited).............................................................  F-5
Statement of Cash Flows for the years ended September 30, 1997, 1998 and
 1999 and the six months ended March 31, 1999 and 2000 (unaudited).......  F-6
Notes to Financial Statements............................................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Network Engines, Inc.:

   In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Network Engines, Inc. at September 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Boston, Massachusetts
November 22, 1999, except as to
 Note 13 for which the date is May 17, 2000

                             NETWORK ENGINES, INC.
                                 BALANCE SHEETS
                       (in thousands, except share data)

                                               As of              As of
                                           September 30,     March 31, 2000
                                          ----------------  -------------------
                                           1998     1999     Actual   Pro Forma
                                                               (unaudited)
                                                                       (Note 2)
                 Assets
Current assets:
 Cash and cash equivalents..............  $   113  $ 1,435  $ 16,793  $ 16,793
 Restricted cash........................      --       100       379       379
 Accounts receivable, less allowance for
  doubtful accounts of $107, $227 and
  $287 at September 30, 1998, 1999 and
  March 31, 2000 (unaudited),
  respectively..........................      492    2,025     5,211     5,211
 Inventories............................      587    1,251     3,949     3,949
 Prepaid expenses and other current
  assets................................       86      222       957       957
                                          -------  -------  --------  --------
 Total current assets...................    1,278    5,033    27,289    27,289
Property and equipment, net.............      452      831     2,056     2,056
Other assets............................      --       --        634       634
                                          -------  -------  --------  --------
  Total assets..........................  $ 1,730  $ 5,864  $ 29,979  $ 29,979
                                          =======  =======  ========  ========
 Liabilities, Redeemable Preferred Stock
   and Stockholders' Equity (Deficit)
Current liabilities:
 Bridge loans...........................  $ 3,717  $   --   $    --   $    --
 Accounts payable.......................      752    2,354     5,047     5,047
 Accrued interest.......................      247      --        --        --
 Accrued expenses.......................      363      614     1,059     1,059
 Deferred revenue.......................       29      105       620       620
 Current portion of capital lease
  obligations...........................       21       48        66        66
 Notes payable..........................       86       15       --        --
                                          -------  -------  --------  --------
 Total current liabilities..............    5,215    3,136     6,792     6,792
Capital lease obligations, net of
 current portion........................       69      132       109       109
Notes payable...........................      --        26       --        --
                                          -------  -------  --------  --------
 Total liabilities......................    5,284    3,294     6,901     6,901
Commitments and contingencies (Note 10)
Redeemable convertible preferred stock:
 Series D redeemable convertible
  preferred stock, $.01 par value,
  3,581,554 shares authorized; 3,581,554
  and no shares issued and outstanding
  at March 31, 2000 (unaudited) and pro
  forma March 31, 2000 (unaudited)
  (liquidation preference of $25,250 at
  March 31, 2000 (unaudited))...........      --       --     28,152       --
 Series C redeemable convertible
  preferred stock, $.01 par value,
  1,123,549 shares authorized;
  1,123,549, 1,123,549 and no shares
  issued and outstanding at September
  30, 1999, March 31, 2000 (unaudited)
  and pro forma March 31, 2000
  (unaudited) (liquidation preference of
  $8,651 at March 31, 2000
  (unaudited))..........................      --     8,705     9,949       --
 Series B redeemable convertible
  preferred stock, $.01 par value,
  360,000 shares authorized; 357,142,
  357,142 and no shares issued and
  outstanding at September 30, 1999,
  March 31, 2000 (unaudited) and pro
  forma March 31, 2000 (unaudited)
  (stated at liquidation preference)....      --     2,750     2,750       --
 Series A redeemable convertible
  preferred stock, $.01 par value,
  185,250 shares authorized; 185,250,
  185,250, 185,250 and no shares issued
  and outstanding at September 30, 1998,
  1999, March 31, 2000 (unaudited) and
  pro forma March 31, 2000 (unaudited)
  (liquidation preference of $1,000 at
  March 31, 2000 (unaudited))...........    1,000    1,012     1,125       --
                                          -------  -------  --------  --------
 Total redeemable convertible preferred
  stock.................................    1,000   12,467    41,976       --
Stockholders' equity (deficit):
 Common stock, $.01 par value,
  60,000,000 shares authorized;
  3,407,250, 3,429,862, 4,902,035 and
  26,350,477 shares issued and
  outstanding at September 30, 1998,
  1999, March 31, 2000 (unaudited) and
  pro forma March 31, 2000 (unaudited)..       34       34        49       264
 Additional paid-in capital.............    1,016    2,942    11,104    52,865
 Accumulated deficit....................   (5,604) (11,434)  (17,241)  (17,241)
 Note receivable from stockholder.......      --       --        (92)      (92)
 Deferred stock compensation............      --    (1,439)  (12,718)  (12,718)
                                          -------  -------  --------  --------
 Total stockholders' equity (deficit)...   (4,554)  (9,897)  (18,898)   23,078
                                          -------  -------  --------  --------
  Total liabilities, redeemable
   convertible preferred stock and
   stockholders' equity (deficit).......  $ 1,730  $ 5,864  $ 29,979  $ 29,979
                                          =======  =======  ========  ========

    The accompanying notes are an integral part of the financial statements.

                             NETWORK ENGINES, INC.
                            STATEMENT OF OPERATIONS
                     (in thousands, except per share data)

                                         Year Ended           Six Months Ended
                                        September 30,            March 31,
                                   -------------------------  -----------------
                                    1997     1998     1999     1999      2000
Net revenues.....................  $   609  $ 1,102  $ 6,031  $ 1,116  $ 10,466
Cost of revenues (excluding stock
 compensation of $16 and $62 for
 the year ended September 30,
 1999 and the six months ended
 March 31, 2000 (unaudited),
 respectively)...................      465    1,591    4,733    1,268     6,805
                                   -------  -------  -------  -------  --------
 Gross profit (loss).............      144     (489)   1,298     (152)    3,661
Operating expenses:
 Research and development
  (excluding stock compensation
  of $37 and $202 for the year
  ended September 30, 1999 and
  the six months ended March 31,
  2000 (unaudited),
  respectively)..................      395      923    2,564      867     3,084
 Selling and marketing (excluding
  stock compensation of $53 and
  $311 for the year ended
  September 30, 1999 and the six
  months ended March 31, 2000
  (unaudited), respectively).....      477    1,593    2,920    1,147     4,627
 General and administrative
  (excluding stock compensation
  of $21, $10 and $301 for the
  year ended September 30, 1999
  and the six months ended March
  31, 1999 and 2000 (unaudited),
  respectively)..................      396      620      934      389     1,191
 Stock compensation..............      --       --       127       10       876
                                   -------  -------  -------  -------  --------
 Total operating expenses........    1,268    3,136    6,545    2,413     9,778
                                   -------  -------  -------  -------  --------
Loss from operations.............   (1,124)  (3,625)  (5,247)  (2,565)   (6,117)
Interest income..................       12       18       52       19       340
Interest expense.................      (45)    (592)    (949)    (938)      (30)
                                   -------  -------  -------  -------  --------
Loss before extraordinary item...   (1,157)  (4,199)  (6,144)  (3,484)   (5,807)
Extraordinary gain on
 extinguishment of debt..........      --       --       314      314       --
                                   -------  -------  -------  -------  --------
Net loss.........................   (1,157)  (4,199)  (5,830)  (3,170)   (5,807)
Accretion of redeemable
 convertible preferred stock.....      --       --      (223)     --     (4,259)
                                   -------  -------  -------  -------  --------
Net loss attributable to common
 stockholders....................  $(1,157) $(4,199) $(6,053) $(3,170) $(10,066)
                                   =======  =======  =======  =======  ========
Loss per common share before
 extraordinary item--basic and
 diluted.........................  $ (0.36) $ (1.31) $ (1.92) $ (0.96) $  (2.86)
Extraordinary item per common
 share--basic and diluted........      --       --      0.09      --        --
                                   -------  -------  -------  -------  --------
Net loss per common share--basic
 and diluted.....................  $ (0.36) $ (1.31) $ (1.83) $ (0.96) $  (2.86)
                                   =======  =======  =======  =======  ========
Shares used in computing basic
 and diluted net loss per common
 share...........................    3,177    3,200    3,312    3,285     3,525
Pro forma net loss per common
 share--basic and diluted
 (unaudited).....................                    $ (0.63)          $  (0.28)
                                                     =======           ========
Shares used in computing basic
 and diluted pro forma net loss
 per common share (unaudited)....                      9,242             21,011

    The accompanying notes are an integral part of the financial statements.

                             NETWORK ENGINES, INC.
                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                       (in thousands, except share data)

                                                                     Note                      Total
                            Common Stock   Additional             Receivable    Deferred   Stockholders'
                          ----------------  Paid-in   Accumulated    from        Stock        Equity
                           Shares   Amount  Capital     Deficit   Stockholder Compensation   (Deficit)
Balance, September 30,
 1996...................  3,144,750  $31    $   444    $   (248)     $--        $    --      $    227
Issuance of common
 stock..................     37,500    1         24         --        --             --            25
Issuance costs
 associated with Series
 A redeemable
 convertible preferred
 stock..................        --   --         (48)        --        --             --           (48)
Net loss................        --   --         --       (1,157)      --             --        (1,157)
                          ---------  ---    -------    --------      ----       --------     --------
Balance, September 30,
 1997...................  3,182,250   32        420      (1,405)      --             --          (953)
Issuance of restricted
 common stock...........    225,000    2         15         --        --             --            17
Issuance of common stock
 warrants in connection
 with bridge loans......        --   --         581         --        --             --           581
Net loss................        --   --         --       (4,199)      --             --        (4,199)
                          ---------  ---    -------    --------      ----       --------     --------
Balance, September 30,
 1998...................  3,407,250   34      1,016      (5,604)      --             --        (4,554)
Issuance costs
 associated with Series
 C redeemable
 convertible preferred
 stock..................        --   --        (188)        --        --             --          (188)
Issuance of common stock
 upon stock option
 exercise...............     22,612  --           2         --        --             --             2
Issuance of common stock
 warrants in connection
 with bridge loans......        --   --         608         --        --             --           608
Issuance of common stock
 warrants in connection
 with Series C
 redeemable convertible
 preferred stock........        --   --         157         --        --             --           157
Issuance of common stock
 options to consultants
 and compensation
 expense for stock
 option modifications...        --   --           4         --        --             --             4
Deferred stock
 compensation related to
 grants of stock
 options................        --   --       1,566         --        --          (1,566)         --
Amortization of deferred
 stock compensation to
 expense................        --   --         --          --        --             127          127
Accretion of redeemable
 convertible preferred
 stock to redemption
 value..................        --   --        (223)        --        --             --          (223)
Net loss................        --   --         --       (5,830)      --             --        (5,830)
                          ---------  ---    -------    --------      ----       --------     --------
Balance, September 30,
 1999...................  3,429,862   34      2,942     (11,434)      --          (1,439)      (9,897)
Issuance of common stock
 upon stock option and
 warrant exercises
 (unaudited)............    834,673    8        202         --        --             --           210
Issuance of restricted
 common stock
 (unaudited)............    637,500    7        146         --        (90)           --            63
Issuance costs
 associated with Series
 D redeemable
 convertible preferred
 stock (unaudited)......        --   --         (82)        --        --             --           (82)
Interest on note
 receivable from
 stockholder
 (unaudited)............        --   --         --          --         (2)           --            (2)
Deferred stock
 compensation related to
 grants of stock options
 (unaudited)............        --   --      12,212         --        --         (12,212)         --
Amortization of deferred
 stock compensation to
 expense (unaudited)....        --   --         --          --        --             876          876
Deferred compensation
 related to cancellation
 of stock options for
 terminated employees
 (unaudited)............        --   --         (57)        --        --              57          --
Accretion of redeemable
 convertible preferred
 stock to redemption
 value (unaudited)......        --   --      (4,259)        --        --             --        (4,259)
Net loss (unaudited)....        --   --         --       (5,807)      --             --        (5,807)
                          ---------  ---    -------    --------      ----       --------     --------
Balance, March 31, 2000
 (unaudited)............  4,902,035  $49    $11,104    $(17,241)     $(92)      $(12,718)    $(18,898)
                          =========  ===    =======    ========      ====       ========     ========

    The accompanying notes are an integral part of the financial statements.

                             NETWORK ENGINES, INC.
                            STATEMENT OF CASH FLOWS
                                 (in thousands)

                                                                Six Months
                                    Year Ended September           Ended
                                             30,                 March 31,
                                   -------------------------  ----------------
                                    1997     1998     1999     1999     2000
                                                                (unaudited)
Cash flows from operating
 activities:
 Net loss......................... $(1,157) $(4,199) $(5,830) $(3,170) $(5,807)
 Adjustments to reconcile net loss
  to net cash used in operating
  activities:
 Depreciation and amortization....      88      194      361      135      289
 Provision for inventory
  reserves........................      35      350      663      166      214
 Amortization of discount on note
  payable.........................     --       348      841      841      --
 Provision for doubtful
  accounts........................      37       50      120       60       60
 Gain on extinguishment of debt
  ................................     --       --      (314)     --       --
 Compensation expense related to
  common stock options............     --       --       131      --       876
 Interest on note receivable from
  stockholder.....................     --       --       --       --        (2)
 Changes in operating assets and
  liabilities:
  Accounts receivable.............     435     (427)  (1,653)     274   (3,246)
  Inventories.....................    (307)    (587)  (1,327)    (197)  (2,912)
  Prepaid expenses and other
   current assets.................     (14)     (71)    (136)     (97)    (735)
  Accounts payable................     (11)     447    1,602     (232)   2,693
  Accrued interest and expenses...     126      458      325     (303)     445
  Deferred revenue................     --        29       76      (11)     515
                                   -------  -------  -------  -------  -------
   Net cash used in operating
    activities....................    (768)  (3,408)  (5,141)  (2,534)  (7,610)
Cash flows used in investing
 activities:
 Purchase of property and
  equipment.......................    (185)    (343)    (623)    (151)  (1,514)
 Deposit of restricted cash.......     --       --      (100)     --      (279)
 Increase in other assets.........     --       --       --       (22)    (634)
                                   -------  -------  -------  -------  -------
   Net cash used in investing
    activities....................    (185)    (343)    (723)    (173)  (2,427)
Cash flows from financing
 activities:
 Proceeds from bridge loans.......     --     3,950    1,100    1,100      --
 Proceeds from notes payable......     --         4       56       56    2,205
 Payments on notes payable........     (40)    (112)    (101)     (73)  (2,246)
 Payments on capital lease
  obligations.....................     --       (11)     (27)     --        (5)
 Proceeds from issuance of common
  stock...........................      25       17        2      --       273
 Proceeds from issuance of
  redeemable convertible preferred
  stock, net......................     952      --     6,156    3,070   25,168
                                   -------  -------  -------  -------  -------
   Net cash provided by financing
    activities....................     937    3,848    7,186    4,153   25,395
                                   -------  -------  -------  -------  -------
Net increase (decrease) in cash
 and cash equivalents.............     (16)      97    1,322    1,446   15,358
Cash and cash equivalents,
 beginning of period..............      32       16      113      113    1,435
                                   -------  -------  -------  -------  -------
Cash and cash equivalents, end of
 period........................... $    16  $   113  $ 1,435  $ 1,559  $16,793
                                   =======  =======  =======  =======  =======
Supplemental cash flow
 information:
 Interest paid.................... $    29  $    29  $    36  $    32  $    29
Non-cash transactions:
 Acquisition of property and
  equipment under capital leases.. $   --   $   101  $   117  $   --   $   --
 Bridge loans and accrued interest
  converted to Series B and C
  redeemable convertible preferred
  stock........................... $   --   $   --   $ 5,057  $ 5,057  $   --
 Restricted common stock issued in
  exchange for note receivable
  from stockholder................ $   --   $   --   $   --   $   --   $    90

    The accompanying notes are an integral part of the financial statements.

                             NETWORK ENGINES, INC.
                         NOTES TO FINANCIAL STATEMENTS
1. NATURE OF BUSINESS

 Business

   Network Engines, Inc. (the "Company") develops, markets and provides integrated and scalable server appliances that enable organizations to provide information and applications over the Internet. The Company markets its products principally in North America through a direct sales organization, as well as through indirect channels consisting of original equipment manufacturers, resellers and systems integrators. The Company reports results in one operating segment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Revenue Recognition

   The Company recognizes product revenue upon delivery, provided evidence of an arrangement has been received, no obligations remain outstanding and collectibility is reasonably assured. The Company recognizes license revenue upon sell through to the licensees' end users. License revenue was immaterial for all periods presented in these financial statements. The Company accrues for anticipated returns and warranty costs upon product delivery. Revenue from support contracts is recognized ratably over the term of the agreement.

 Unaudited Interim Financial Data

   The interim financial data as of March 31, 2000 and for the six months ended March 31, 1999 and 2000 have been derived from unaudited financial statements of the Company. Management believes these unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. Results for the six months ended March 31, 1999 and 2000 have not been audited and are not necessarily indicative of results to be expected for the full fiscal year.

 Concentrations of Risk

   Credit. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, cash equivalents, restricted cash and trade receivables. The Company invests primarily in money market funds of major financial institutions. The Company provides credit to customers in the normal course of business and does not require collateral from its customers but routinely assesses their financial strength. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.

   Customers. Revenue of approximately $207,000 (34%), $140,000 (23%) and $128,000 (21%) was attributable to three customers during the year ended September 30, 1997. Revenue of approximately $562,000 (51%) and $132,000 (12%) was attributable to two customers during the year ended September 30, 1998. Revenue of approximately $2,774,000 (46%), $1,689,000 (28%) and $844,000 (14%)
was attributable to three customers during the year ended September 30, 1999.

                             NETWORK ENGINES, INC.

Revenue of approximately $408,000 (37%) and $126,000 (11%) was attributable to two customers during the six months ended March 31, 1999 (unaudited) and revenue of approximately $2,774,000 (26%), $1,832,000 (18%) and $1,486,000
(14%) was attributable to three customers during the six months ended March 31, 2000 (unaudited).

   One customer accounted for approximately $491,000 (82%) of accounts receivable at September 30, 1998, three customers accounted for approximately $1,809,000 (80%) of accounts receivable as of September 30, 1999 and three customers accounted for approximately $3,444,000 (63%) of accounts receivable at March 31, 2000 (unaudited).

   Suppliers. Although the Company generally uses standard parts and components for its products, certain processor board components are currently available only from a single source. Other components and subassemblies are available only from limited sources. Although the Company believes that these components and subassemblies are sufficiently available from alternate sources in a reasonable amount of time, the reduction or interruption of supply, a significant price increase or engineering changes required by the use of alternate components and subassemblies could adversely affect the Company's operating results.

 Fair Value of Financial Instruments

   Financial instruments, including cash, cash equivalents, restricted cash, accounts receivable, accounts payable and redeemable convertible preferred stock, are carried in the financial statements at amortized cost which approximated fair value as of September 30, 1997, 1998 and 1999 and March 31, 2000 (unaudited).

 Cash, Cash Equivalents and Restricted Cash

   The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. At September 30, 1999, the Company's cash equivalents of $1,372,000 consisted of investments in money market funds. These investments are stated at cost, which approximated fair value. At September 30, 1998, the Company had no cash equivalents. At September 30, 1999, $100,000 of cash was restricted and pledged as collateral to the Company's primary contract manufacturer. At March 31, 2000, $379,000 of cash was restricted and pledged as collateral to the Company's primary contract manufacturer and its facility landlord (unaudited).

 Inventories

   Inventories are valued at the lower of cost or market, with cost determined using the first-in, first-out method.

 Property and Equipment

   Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Property and equipment held under capital leases are stated at the present

                             NETWORK ENGINES, INC.

value of the minimum lease payments at the inception of the lease and are amortized using the straight-line method over the lesser of the life of the related asset or the term of the lease. Upon retirement or sale, the cost of the assets disposed of and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of net income or loss. Repairs and maintenance are charged to expense as incurred.

 Research and Development

   Research and development costs, except for certain software development costs, are expensed as incurred. Software development costs incurred after technological feasibility has been achieved and until the products are available for general release are capitalized and amortized as the greater of the ratio of current revenues to total expected revenues from the product or straight-line method over the remaining estimated economic life of the product. Costs of internally developed software which qualify for capitalization have not been material to date.

 Accounting for Stock-Based Compensation

   Stock options and restricted stock issued to employees and members of the Company's Board of Directors are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations ("APB 25"); accordingly, compensation expense is recorded for options and restricted stock awarded to employees and directors to the extent that the exercise or purchase prices are less than the common stock's fair market value on the date of grant, where the number of shares and exercise or purchase price are fixed. The difference between the fair value of the Company's common stock and the exercise or purchase price of the stock option or restricted stock award is recorded as deferred stock compensation. Deferred stock compensation is amortized to compensation expense over the vesting period of the underlying stock option or restricted stock. The Company follows the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") (see
Note 8). Stock-based awards to non-employees are accounted for under provisions of SFAS 123.

 Income Taxes

   Deferred tax assets and liabilities are determined based on the difference between the financial statement and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation reserve against deferred tax assets is recorded, if based upon weighted available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

                             NETWORK ENGINES, INC.

 Comprehensive Income (Loss)

  Comprehensive income (loss) is comprised of two components, net income (loss) and other comprehensive income (loss). Comprehensive loss is equal to net loss for the years ended September 30, 1997, 1998 and 1999 and the six month periods ended March 31, 1999 and 2000 (unaudited).

 Net Loss Per Common Share--Historical

   Basic net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding. Restricted common shares that are vested at the end of each reporting period have been included as common shares outstanding for the basic net loss per share calculation during that period; unvested restricted shares have not been included in the basic net loss per common share calculation. There is no difference between basic and diluted net loss per share since potential common shares from the conversion of redeemable convertible preferred stock and the exercises of options and warrants are dilutive for all periods presented. The calculations of diluted net loss per common share for the years ended September 30, 1997, 1998 and 1999 and the six months ended March 31, 1999 and 2000 do not include 1,638,862, 3,892,995, 16,782,135, 16,103,107
(unaudited) and 26,832,312 (unaudited) potential shares of common stock equivalents, including common stock options and warrants and redeemable convertible preferred stock, respectively.

 Net Loss Per Common Share--Pro Forma

   The unaudited pro forma net loss per common share for the year ended September 30, 1999 and the six months ended March 31, 2000 is calculated assuming the automatic conversion of all preferred stock outstanding had occurred as of the beginning of the period or as of the date of issuance of the preferred stock, if later. Therefore, accretion of the redeemable convertible preferred stock is excluded from the calculation of pro forma net loss per common share. The redeemable convertible preferred stock automatically converts into 21,448,442 shares of common stock upon the completion of the Company's initial public offering. The calculations of pro forma diluted net loss per common share for the year ended September 30, 1999 and the six months ended March 31, 2000 do not include 4,287,577 and 5,383,870 (unaudited) potential shares of common stock equivalents as their inclusion would be dilutive, respectively.

 Unaudited Pro Forma Balance Sheet

   Under the terms of the Company's redeemable convertible preferred stock, all shares of such preferred stock will automatically convert into common stock upon completion of the Company's initial public offering of common stock. The unaudited pro forma balance sheet reflects the conversion of the outstanding shares of redeemable convertible preferred stock into 21,448,442 shares of common stock, as if the conversions had occurred on March 31, 2000.

                             NETWORK ENGINES, INC.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

 Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133, as amended by Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," is effective for fiscal years beginning after June 15, 2000. Because the Company does not currently hold any derivative instruments and does not currently engage in hedging activities, the adoption of SFAS 133 is not expected to have a material impact on its financial position or operating results.

   In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). This bulletin summarizes certain views of the staff of the Securities and Exchange Commission (the "Staff") on applying generally accepted accounting principals to revenue recognition in financial statements. The Staff believes that revenue is realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller's price to the buyer is fixed or determinable; and collectibility is reasonably assured. The Company does not expect the application of SAB 101 to have a material impact on the Company's financial position or results of operations.

   In March 2000, the Financial Accounting Standard Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an interpretation of APB Opinion No. 25" ("FIN 44"). FIN 44 clarifies the application of APB Opinion No. 25 and among other issues clarifies the following: the definition of an employee for purposes of applying APB Opinion No. 25; the criteria for determining whether a plan qualifies as a noncompensatory plan; the accounting consequence of various modifications to the terms of previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 will become effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. The Company does not expect the application of FIN 44 to have a material impact on the Company's financial position or results of operations.

                             NETWORK ENGINES, INC.

3. INVENTORIES

   Inventories consisted of the following at September 30, 1998, 1999 and March 31, 2000 (unaudited) (in thousands):

                                                         September 30,
                                                         ------------- March 31,
                                                         1998   1999     2000
Raw materials........................................... $ 293 $   845  $2,924
Work in process.........................................   121     120      66
Finished goods..........................................   173     286     959
                                                         ----- -------  ------
                                                         $ 587 $ 1,251  $3,949
                                                         ===== =======  ======

4. PROPERTY AND EQUIPMENT

   Property and equipment consisted of the following at September 30, 1998 and 1999 (in thousands):

                                            Useful Life           1998 1999
      Office furniture and
       equipment                              5 years             $163  $351
      Engineering and production
       equipment                              3 years              173   404
      Computer equipment and
       software                               3 years              335   642
      Leasehold improvements      Lesser of 3 years or lease term  210   210
                                                                  ---- -----
                                                                   881 1,607
      Less: accumulated
       depreciation and
       amortization                                                429   776
                                                                  ---- -----
                                                                  $452  $831
                                                                  ==== =====

   As of September 30, 1998 and 1999, the Company had approximately $89,000 and $165,000 (net of approximately $11,000 and $53,000 of accumulated amortization) of office furniture, computer software and equipment under capital leases, respectively.

   Depreciation and amortization expense was approximately $88,000, $194,000 and $361,000 for the years ended September 30, 1997, 1998 and 1999, respectively.

5. BRIDGE LOANS

   During the year ended September 30, 1998, the Company issued a series of uncollateralized subordinated promissory notes totaling $3,950,000 that were payable on demand with an interest rate of 10% per annum. As of September 30, 1998, no principal or interest had been paid. In connection with these promissory notes, the Company granted warrants to purchase 1,645,732 shares of common stock at an exercise price of $0.37 per share. These warrants were immediately exercisable on the date of issue and expire after ten years. The fair value of the warrants on the date of issue of approximately $581,000 was recorded in stockholders' equity (deficit) and as a discount on the related notes payable. The discount was amortized as interest expense over the estimated life of the notes and resulted in additional interest expense of $348,000 and $233,000 during the years ended September 30, 1998 and 1999, respectively.

                             NETWORK ENGINES, INC.

   During the year ended September 30, 1999, the Company issued a series of uncollateralized subordinated promissory notes totaling $1,100,000 that were payable on demand with interest rates of 10% and 15%. In connection with these notes, the Company granted warrants to purchase 798,562 shares of the Company's common stock at an exercise price of $0.37 per share. The fair value of the warrants on the date of issue of approximately $608,000 was recorded in stockholders' equity (deficit) and as a discount on the related notes payable. The discount was amortized as interest expense during the year ended September 30, 1999.

   On January 13, 1999, the Company converted approximately $2,750,000 of the subordinated promissory notes into 357,142 shares of Series B redeemable convertible preferred stock ("Series B Preferred") and approximately $2,300,000 of the subordinated promissory notes plus approximately $7,000 of accrued interest into 299,631 shares of Series C redeemable convertible preferred stock ("Series C Preferred"). The note holders forgave $263,245 of accrued interest upon the conversion of the subordinated promissory notes. The interest forgiveness has been recorded as an extraordinary gain on extinguishment of debt.

6. NOTES PAYABLE

   Notes payable consisted of the following at September 30, 1998 and 1999 (in thousands):

                                                                      1998  1999
      Equipment line of credit....................................... $ --  $41
      Note payable...................................................    17 --
      Credit card debt...............................................    44 --
      10% note payable to officer and stockholders...................    21 --
      12% note payable to former officer and stockholder.............     4 --
                                                                      ----- ---
      Total notes payable............................................    86  41
      Less current portion...........................................    86  15
                                                                      ----- ---
      Long-term notes payable........................................ $ --  $26
                                                                      ===== ===

   In May 1994, the Company issued a $100,000 note payable to a bank with 60-monthly payments of principal and interest through May 1999. The interest rate on the note was determined monthly as prime plus 2.25%. In accordance with the note's terms, this note was paid in full as of May 1999.

   In March 1996, the Company obtained a credit card with a maximum limit of $50,000. The interest rate on the credit card is prime plus 6.75% (14.75%, 15% and 15.25% at September 30, 1999, 1998 and 1997, respectively).

   At September 30, 1998, the Company had an uncollateralized 10% interest bearing note payable of approximately $21,000 with two stockholders. The original maturity of this note payable was April 30, 1996 and the Company had been charged a late payment fee of 3% per month since the maturity date. At September 30, 1998, the Company had an additional uncollateralized 12% interest bearing note payable of approximately $4,000 with a former officer and stockholder. No interest or

                             NETWORK ENGINES, INC.

late fees had been paid on either note as of September 30, 1998. During the year ended September 30, 1999, the Company entered into an agreement with the holders of the related party notes whereby the interest rate on each note was halved, no further interest accrued after January 13, 1999 and all late fees were waived. In total, approximately $51,000 of interest and late fees were forgiven during the year ended September 30, 1999. Both notes and the remaining accrued interest were paid in full in August 1999. The interest forgiveness and waiver of late fees have been recorded as an extraordinary gain on extinguishment of debt.

   In November 1998, the Company entered into a line of credit for the purchase of equipment with a maximum limit of $60,000. The interest rate on the line is determined on the average daily balance of prime plus 1.0% (9.0% at September 30, 1999). Under the terms of the agreement, any equipment advances that were outstanding on November 30, 1998 (approximately $56,000) were payable in 34 equal monthly installments of principal, plus accrued interest, commencing December 31, 1998. Equipment advances, once repaid, may not be re-borrowed. The line of credit is collateralized by substantially all of the assets of the Company.

   The aggregate amounts of notes payable due as of September 30, 1999 were as follows (in thousands):

      Year ended September 30,
      2000.................................................................. $22
      2001..................................................................  21
      2002..................................................................   2
                                                                             ---
      Total payments........................................................  45
      Less amounts representing interest....................................   4
                                                                             ---
                                                                              41
      Less amounts due within one year......................................  15
                                                                             ---
      Long-term portion..................................................... $26
                                                                             ===


   On September 28, 1998, the Company entered into an Accounts Receivable Purchase Agreement (the "Agreement") with a bank. Under the terms of the Agreement, the bank agreed to pay the Company 85% of approved receivables and hold the remaining 15% in reserve until collected by the bank. The total of all receivables purchased may not exceed $1,000,000 at any time. The Company is charged a finance fee of 1% per month on outstanding Purchased Receivables and a one-time administrative fee for each Purchased Receivable of .25% of the receivable. Receivables purchased are collateralized by all of the assets of the Company. The term of this Agreement is for one year and from year to year thereafter unless terminated by either party. No amounts were outstanding under this Agreement at September 30, 1998 or 1999.

                             NETWORK ENGINES, INC.

7. STOCKHOLDERS' EQUITY (DEFICIT)

 Redeemable Convertible Preferred Stock

   The following table summarizes redeemable convertible preferred stock activity (in thousands, except share data):

                                                                 Redeemable
                                                                 Convertible
                                                               Preferred Stock
                                                              -----------------
                                                               Shares   Amount
      April 1997 issuance of Series A redeemable convertible
       preferred stock.......................................   185,250 $ 1,000
                                                              --------- -------
      Balance, September 30, 1997 and 1998...................   185,250   1,000
      January 1999 issuance of Series B redeemable
       convertible preferred stock upon conversion of bridge
       loans.................................................   357,142   2,750
      January 1999 issuance of Series C redeemable
       convertible preferred stock upon conversion of bridge
       loans.................................................   299,631   2,307
      January 1999 issuance of Series C redeemable
       convertible preferred stock for cash..................   422,102   3,093
      June 1999 issuance of Series C redeemable convertible
       preferred stock for cash..............................   401,816   3,094
      Accretion of redeemable convertible preferred stock to
       redemption value......................................       --      223
                                                              --------- -------
      Balance, September 30, 1999............................ 1,665,941  12,467
      December 1999 issuance of Series D redeemable
       convertible preferred stock for cash (unaudited)...... 3,581,554  25,250
      Accretion of redeemable convertible preferred stock to
       redemption value (unaudited)..........................       --    4,259
                                                              --------- -------
      Balance, March 31, 2000 (unaudited).................... 5,247,495 $41,976
                                                              ========= =======

   As of September 30, 1999, the Company had three series of redeemable convertible preferred stock: Series A preferred stock ("Series A Preferred"), Series B Preferred and Series C Preferred (collectively, the "Preferred Stock") and had reserved 12,494,557 shares of its common stock for the conversion of all Preferred Stock.

   The Preferred Stock is convertible into common stock at any time, at the option of the holder, based on specified formulas, subject to anti-dilution adjustments, as defined. At September 30, 1999, each share of Preferred Stock was convertible into 7.5 shares of common stock. Each share of Series B Preferred and Series C Preferred will automatically convert into common stock upon an initial public offering of common stock at a price per share of at least $3.08 and proceeds to the Company of at least $30,000,000. Each share of Series A Preferred will automatically convert into common stock upon an initial public offering of common stock at a price per share of at least $2.16 and proceeds to the Company of at least $10,000,000. Additionally, at the election of 75% of the

                             NETWORK ENGINES, INC.

holders of Series A Preferred or Series B Preferred, all shares of Series A Preferred or Series B Preferred, respectively, will automatically convert into shares of common stock.

   Holders of the Preferred Stock are entitled to votes equaling the number of shares of common stock into which their shares may be converted. The holders of Preferred Stock are entitled to annual, cumulative dividends of $0.432 for Series A Preferred and $0.693 for Series B Preferred and Series C Preferred when and if declared by the Company's Board of Directors. If the Company pays dividends of less than the total amount of unpaid dividends, such payments will be made first to the holders of Series C Preferred until paid in full, then to the holders of Series B Preferred until paid in full and then to the holders of Series A Preferred. No dividends may be paid to the holders of common stock until all unpaid dividends on the Preferred Stock have been paid.

   In the event of liquidation, dissolution or winding up of the Company, the holders of Series C Preferred are entitled to a liquidation preference of $7.70 per share plus all declared and unpaid dividends thereon, prior to any distributions to holders of the Series A Preferred, Series B Preferred or common stock. Upon satisfaction of the Series C Preferred liquidation preference, the holders of Series B Preferred are entitled to a liquidation preference of $7.70 per share plus all declared and unpaid dividends thereon, prior to any distributions to holders of the Series A Preferred or common stock. Upon the satisfaction of the Series C Preferred and Series B Preferred liquidation preferences, the holders of Series A Preferred are entitled to a liquidation preference of $5.40 per share plus all declared and unpaid dividends thereon, prior to any distributions to holders of common stock. However, to the extent any net assets available for distribution to shareholders exceeds $125 million, the entire amount of such assets would be distributed ratably among the holders of shares of common stock and Preferred Stock as if converted into shares of common stock.

   The Company, upon written notice from the holders of at least two-thirds of the Series C Preferred, is obligated to redeem all or any portion (but not less than one-third of the shares of the holders electing to redeem) of the Preferred Stock after January 2003. The redemption price per share for the Series C Preferred would be the sum of the liquidation value per share and the amount calculated as the current valuation of the Company less the aggregate liquidation value for all shares of Preferred Stock divided by the fully diluted number of outstanding shares of common stock. If based on the then current valuation of the Company, the net assets available for distribution to shareholders exceeds $125 million, then the redemption price for each share of Series C Preferred would be the amount payable if the entire net assets of the Company were distributed ratably among the holders of shares of common stock and Preferred Stock as if converted into shares of common stock. The redemption price per share for Series B Preferred would be the liquidation value per share. The redemption price per share for holders of Series A Preferred would be the greater of the liquidation value per share or the current fair market value per share that factors in aggregate consideration received upon the assumed exercise of all derivative securities. If the Company does not have sufficient funds for all requested redemptions, payment will be made first to the holders of Series C Preferred until paid in full, then to the holders of Series B Preferred until paid in full and then to the holders of Series A Preferred. The Company has the option to redeem shares for cash or

                             NETWORK ENGINES, INC.

in the form of an 18-month pre-payable note bearing interest at prime plus 2%, secured by the available assets of the Company.

 Common Stock

   On November 12, 1999, the Company completed a three-for-one split of the Company's common stock, which was effected through a stock dividend (the "1999 Stock Split"). All common stock share and per share amounts that appear in the financial statements and the notes thereto have been restated to reflect the 1999 Stock Split.

   On January 7, 1998, the Company issued 225,000 shares of restricted stock at $0.07 per share to a director of the Company. In accordance with the restricted stock agreement, the Company has the right to buy back any unvested shares at the same purchase price if the director ceases to be affiliated with the Company. Shares vest 33% as of June 30, 1998 and 8.375% per quarter thereafter. As of September 30, 1999, 56,532 shares remained unvested.

   Unaudited. In November 1999, the Company issued 637,500 shares of restricted stock at $0.24 per share to certain officers and directors of the Company. Of these shares, 75,000 shares vest 50% on November 18, 2000 and 12.5% per quarter thereafter and 187,500 shares vest 25% on November 18, 2000 and 6.25% per quarter thereafter. The remaining 375,000 shares vest quarterly upon the achievement of certain financial targets or in December 2004, whichever is earlier. As of March 31, 2000, the Company had achieved two quarterly financial targets and, accordingly, 62,500 shares had vested. Unvested restricted shares are subject to forfeiture in the event that an employee ceases to be employed by the Company or a director ceases to be a director of the Company. The Company recorded deferred stock compensation of approximately $1,206,000, which represents the excess of the fair value of the restricted shares at the date of issue over the purchase price. Compensation expense will be recognized ratably over the vesting period of the restricted stock. For the six months ended
March 31, 2000, the Company recognized approximately $115,000 of related stock compensation expense.

   In connection with the November 1999 restricted stock grants, the Company accepted a recourse note payable from an officer of the Company in the amount of $90,000. This note has an interest rate of 6.08% and is payable on the earlier of demand by the Company or November 18, 2004.

8. STOCK INCENTIVE PLAN

   Options and awards to purchase shares of the Company's common stock have been granted to employees and directors under the Company's 1997 Stock Incentive Plan (the "1997 Plan"), which was adopted by the Board of Directors in November 1997. On October 21, 1999 the 1997 Plan was terminated and all outstanding options became options under the 1999 Stock Incentive Plan.

   On October 21, 1999, the Company's Board of Directors approved, subject to shareholder approval, the Company's 1999 Stock Incentive Plan (the "1999 Plan"). Under the 1999 Plan, stock option and restricted stock or other stock-based awards for up to 4,747,902 shares of common stock

                             NETWORK ENGINES, INC.

may be issued to employees, officers, directors, consultants and advisors of the Company (see Note 13). Options are granted for terms of up to ten years and vest over varying periods, generally 25% on the first anniversary of the grant date and thereafter in equal quarterly installments over the next three years. The option price per share is determined by the Board of Directors.

   Stock option activity for the 1997 Plan and 1999 Plan (the "Plans"), since October 1, 1997 was as follows:

                                                                        Weighted
                                                                        Average
                                                             Number of  Exercise
                                                              Options    Price
      Outstanding, October 1, 1997..........................       --    $ --
        Granted.............................................   882,150    0.07
        Exercised...........................................  (225,000)   0.07
        Canceled............................................   (48,750)   0.07
                                                             ---------
      Outstanding, September 30, 1998.......................   608,400    0.07
        Granted............................................. 1,593,975    0.14
        Exercised...........................................   (22,612)   0.07
        Canceled............................................  (242,610)   0.08
                                                             ---------
      Outstanding, September 30, 1999....................... 1,937,153    0.13
        Granted (unaudited)................................. 2,080,750    1.58
        Exercised (unaudited)...............................  (367,100)   0.10
        Canceled (unaudited)................................  (149,786)   0.18
                                                             ---------
      Outstanding, March 31, 2000 (unaudited)............... 3,501,017    0.99
                                                             =========   =====

   As of September 30, 1999 and March 31, 2000 (unaudited), options to purchase 199,915 and 92,242 shares of common stock, respectively, were exercisable with a weighted-average exercise price of $0.08 and $0.10, respectively. No options were exercisable at September 30, 1998. The weighted average fair value of options granted during the year ended September 30, 1998 was $0.02 per share; all options were granted with an exercise price equal to fair market value. For financial reporting purposes, the weighted average fair values of options granted during the year ended September 30, 1999 with exercise prices equal to the fair market value and with exercise prices at below fair market value were $0.02 (31,875 options) and $1.05 (1,562,100 options) per share, respectively. As of September 30, 1999 and March 31, 2000 (unaudited), 201,735 and 3,549,785 shares, respectively, were available for future grants under the Plans (see
Note 13).

                             NETWORK ENGINES, INC.

   The following table summarizes the stock options outstanding at March 31, 2000 (unaudited):

                            Number of               Remaining               Number of
           Exercise          Options               Contractual               Options
            Price          Outstanding           Life (in years)           Exercisable
            $0.07             240,820                 7.82                   51,555
             0.13           1,119,352                 9.11                   40,687
             0.24             860,845                 9.60                      --
             1.20             278,250                 9.75                      --
             2.00             740,625                 9.83                      --
             4.00             139,250                 9.88                      --
             6.00             121,875                 9.96                      --
                            ---------                                        ------
                            3,501,017                                        92,242
                            =========                                        ======

   During the year ended September 30, 1999 and the six months ended March 31, 2000 (unaudited), the Company recorded deferred compensation for restricted stock and stock options granted to employees at prices deemed to be below fair market value for financial reporting purposes of approximately $1,566,000 and $12,212,000 respectively. The Company is recognizing the compensation expense over the vesting period. The Company recognized compensation expense relating to deferred compensation of approximately $127,000 and $876,000 for the year ended September 30, 1999 and the six months ended March 31, 2000 (unaudited), respectively.

   Had compensation expense for the Company's Plans been determined based on the fair value at the date of grant for awards made since the Plans' adoption, consistent with the provisions of SFAS 123, the Company's net loss attributable to common stockholders and net loss per common share for the years ended September 30, 1998 and 1999 would have increased to the pro forma amounts indicated below:

                                               1998                 1999
                                       -------------------- --------------------
                                                      Net                  Net
                                         Net loss    loss     Net loss    loss
                                       attributable   per   attributable   per
                                        to common   common   to common   common
                                       stockholders  share  stockholders  share
                                         (in thousands, except per share data)
      As reported.....................   $(4,199)   $(1.31)   $(6,053)   $(1.83)
      Pro forma.......................    (4,201)    (1.31)    (6,066)    (1.83)

   For this purpose, the fair value of options at the date of grant were estimated using the minimum value method with the following assumptions: risk-free interest rate of 6.0% and 5.5% for 1998 and 1999, respectively; no dividend yield; no volatility factor; and a weighted-average expected life of the options of five years. However, because the determination of the fair value of all options granted after the Company becomes a publicly-traded entity will include an expected volatility factor, because most options vest over periods of up to four years and because additional option grants are expected to be made subsequent to September 30, 1999, the pro forma effects of applying the fair value method may be materially different in future years.

                             NETWORK ENGINES, INC.

9. STOCK WARRANTS

   During the years ended September 30, 1998 and 1999, the Company issued warrants to purchase 1,645,732 and 798,562 shares of common stock, respectively, in connection with the issuance of a series of subordinated promissory notes. Each warrant expires ten years from the date of issuance and has an exercise price of $0.37 per share. The number of shares and the exercise price are subject to anti-dilution adjustments. In the event that the Company is obligated to redeem all or any portion of the Preferred Stock, the Company must concurrently redeem an equivalent portion of these warrants. The fair value of the warrants on the date of issue of approximately $588,000 and $608,000 for the warrants issued in fiscal year 1998 and 1999, respectively, was recorded in additional paid-in capital and interest expense over the estimated life of the notes.

   During the year ended September 30, 1999, the Company entered into agreements with the holders of the 1998 subordinated promissory notes whereby the warrants originally issued were reduced from the right to purchase 1,645,732 shares of common stock to 1,096,125 shares of common stock. Also, during the year ended September 30, 1999, the Company issued warrants to purchase 206,250 shares of common stock to some of the holders of Series C Preferred, in connection with that financing. Each warrant expires ten years from the date of issuance and has an exercise price of $0.37 per share. The number of shares and the exercise price are subject to anti-dilution adjustments. In the event the Company is obligated to redeem all or any portion of the Preferred Stock, the Company must concurrently redeem an equivalent portion of these warrants. The fair value of the warrants of approximately $157,000 was recorded as a discount on the Series C Preferred and in additional paid-in capital.

   Prior to October 1, 1997, the Company issued warrants for the right to purchase 249,487 shares of common stock. These warrants have exercise prices which range from $0.07 per share to $0.53 per share and expire at various dates between August 31, 2002 and February 23, 2003. These warrants, which were issued in connection with notes payable, were determined to have an aggregate value of $41,000 on the various dates of grant and were recorded in additional paid-in capital and interest expense over the life of the related notes payable.

   As of September 30, 1999, the Company had reserved 2,350,424 shares of common stock for the exercise of all of the Company's outstanding warrants.

10. COMMITMENTS AND CONTINGENCIES

 Operating Leases

   As of September 30, 1999, the Company had five months remaining on its corporate headquarters lease. This lease provides for base rent and certain additional expenses such as utilities and taxes. The Company also leases sales offices in Virginia and California. These additional office leases expire during fiscal year 2000. Extensions of sales office leases will be executed as needed. Rent expense was approximately $18,000, $37,000 and $50,000 for the years ended September 30, 1997, 1998 and 1999, respectively. As of September 30, 1999, the future noncancelable lease payments on all committed operating leases were $23,502 for the year ended September 30, 2000.

                             NETWORK ENGINES, INC.

 Capital Leases

   The Company leases certain furniture, equipment and software under non-cancelable capital leases. The lease terms range from 36 to 60 months and have interest rates of 12% to 15.5%. As of September 30, 1999, the required monthly installment of principal and interest for all capital leases was approximately $6,000.

   Future minimum lease payments under all noncancelable capital leases as of September 30, 1999 were as follows (in thousands):

      Year ended September 30,
      2000................................................................. $ 74
      2001.................................................................   74
      2002.................................................................   61
      2003.................................................................   13
                                                                            ----
      Total payments.......................................................  222
      Less amounts representing interest...................................   42
                                                                            ----
      Present value of future minimum payments.............................  180
      Less amounts due within one year.....................................   48
                                                                            ----
      Long-term portion.................................................... $132
                                                                            ====

Contingencies

   As a normal incidence of the nature of the Company's business, various claims, charges and litigation have been asserted or commenced against the Company arising from or related to employee relations. Management does not believe these claims will have a material adverse effect of the financial position or results of operations of the Company.

11. INCOME TAXES

   Due to the loss incurred during fiscal years 1997, 1998 and 1999, the Company did not record a provision for any federal or state income taxes in those years. The following is a reconciliation between the amount of the Company's income taxes utilizing the U.S. federal statutory rate and the Company's actual provision for income taxes for the years ended September 30, 1997, 1998 and 1999 (in thousands):

                                                      1997    1998     1999
      At U.S. federal statutory rate................. $(393) $(1,428) $(1,781)
      State taxes, net of federal effect.............   (92)    (261)    (381)
      Research and development credits...............   (17)     (20)     (92)
      Non-deductible stock option compensation
       charge........................................   --       --        43
      Non-deductible expenses and other charges......     1      132     (103)
      Effect of change in valuation allowance........   501    1,577    2,314
                                                      -----  -------  -------
      Provision for income taxes..................... $ --   $   --   $   --
                                                      =====  =======  =======

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax

                             NETWORK ENGINES, INC.

purposes. As of September 30, 1998 and 1999, net deferred tax assets consisted of the following (in thousands):

                                                                1998     1999
      Net operating losses.................................... $ 1,795  $ 2,690
      Tax credit carryforwards................................      86      238
      Capitalized research and engineering....................     --     1,227
      Temporary differences...................................     298      338
                                                               -------  -------
      Total deferred tax asset................................   2,179    4,493
      Valuation allowance.....................................  (2,179)  (4,493)
                                                               -------  -------
      Net deferred tax asset.................................. $   --   $   --
                                                               =======  =======

   A valuation allowance is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized. Accordingly, as of September 30, 1998 and 1999, a valuation allowance was recorded for the full amount of the deferred tax asset due to the uncertainty of their realization.

   As of September 30, 1999, the Company had net operating loss carryforwards for both federal and state income tax purposes of approximately $6.7 million, which expire at various dates through 2019 and 2004, respectively. The Company also has available research and development credits for federal and state income tax purposes of approximately $140,000 and $109,000, respectively, which expire at various dates through 2014.

12. EMPLOYEE SAVINGS PLAN

   The Company sponsors a savings plan for its employees, who meet certain eligibility requirements, which is designed to be a qualified plan under section 401(k) of the Internal Revenue Code. Eligible employees are permitted to contribute to the 401(k) plan through payroll deductions within statutory and plan limits. The Company does not contribute to the plan.

13. SUBSEQUENT EVENTS

 Series D Preferred Stock Offering

   On December 20, 1999, the Company issued 3,581,554 shares of Series D redeemable convertible preferred stock ("Series D Preferred"), for proceeds to the Company of $25,250,000, prior to any fees or offering costs.

   Each share of Series D Preferred is convertible at any time at the option of the holder into 2.5 shares of common stock, subject to anti-dilution adjustments, as defined. Each share of Series D Preferred will automatically be converted into shares of common stock upon the closing of an initial public offering of the Company's common stock at a price per share of at least $7.05 and proceeds to the Company of at least $30,000,000.

                             NETWORK ENGINES, INC.

   Each share of Series D Preferred entitles the holder to the number of votes equal to the number of shares of common stock issuable upon conversion. The Series D Preferred holders have the right to receive cumulative dividends, when and if declared by the Board of Directors, at a rate of $0.6345 per share per annum. If the Company pays less than the total amount of dividends then accrued, such payment will be made first to the holders of Series D Preferred and Series C Preferred on a pro-rata basis until paid in full before any payments are made to the holders of Series B Preferred and Series A Preferred.

   The Series D Preferred has a liquidation preference of $7.05 per share plus all declared and unpaid dividends. If the Company distributes less than the total liquidation preference, such payments will be made first to the holders of Series D Preferred and Series C Preferred on a pro-rata basis until paid in full before any payments are made to holders of Series B Preferred and Series A Preferred. Both the holders Series D Preferred and Series C Preferred participate ratably, as if converted into shares of common stock, with holders of common stock up to a maximum of four times their respective purchase price per share. However, if the amount of net assets to be distributed to common shareholders is greater than four times the Series D Preferred and Series C Preferred purchase price, then the holders of Series D Preferred and Series C Preferred will be liquidated as if converted into shares of common stock.

   The Series D Preferred has a redemption provision that is substantially identical to the Series C Preferred except that the Series D Preferred will be redeemed prior to the Series C Preferred. The redemption option for all series of Preferred Stock begins on the fourth anniversary of the Series D Preferred closing and will extend to the time of a public offering. After the affirmative election of redemption and payment to all holders of Series D Preferred, the holders of Series C Preferred, Series B Preferred and Series A Preferred may elect to redeem all or a portion, but not less than one-third, of their shares.

   The Series D Preferred has the same pre-emptive rights as the Series C Preferred and has anti-dilution protection. In connection with the Series D Preferred offering, the Company increased the number of authorized shares of common stock to 16,000,000.

 Litigation

   On December 29, 1999, a former employee commenced a lawsuit against the Company, a current officer and director and a former officer and director for unlawful termination of employment. Although the Company intends to vigorously defend these claims, an adverse resolution could have a material impact of the Company's future results of operations.

                             NETWORK ENGINES, INC.

 Office Leases

   During October and November 1999, the Company entered into operating leases for its new corporate headquarters located in Massachusetts and additional sales offices located in New York, Virginia and California. The term of the lease for the corporate headquarters is five years, plus an additional five-month commitment for temporary office space. The sales offices all have commitment terms of three months or less. The total noncancelable lease payments for all new committed operating leases are approximately $3,028,000 over the next five years.

 Increase of Authorized Shares of the 1999 Plan

   In March 2000, the Company's Board of Directors approved, subject to shareholder approval, an increase of 3,300,000 in the number of shares authorized under the 1999 Plan.

 Line of Credit

   In April 2000, the Company amended its equipment line of credit to provide for an additional amount of $2,000,000 and to provide a working capital revolving line of credit of $4,000,000. The additional equipment line amount is separated into two consecutive six-month borrowing periods for $1,000,000 beginning on the date of amendment. The equipment line amount has an interest rate of prime plus 1.25%, which is payable monthly. Any outstanding balances at the end of each of the equipment line borrowing periods will be repaid in 36 equal monthly installments. The working capital line of credit bears interest at prime plus 1% and matures in April 2001.

 Sale of P6000 Product Line

   In April 2000, the Company sold all inventory and test equipment related to its P6000 product line to Copernicus Systems, Inc., a company wholly-owned by a stockholder and former officer and director of the Company. The production and development of the P6000 product line had been discontinued and all related assets and inventory had been reserved as of September 30, 1999. In exchange for these assets, Copernicus Systems agreed to pay the Company royalties on future sales of the inventory and agreed to support P6000 units for which the Company had obligations under warranty or services contracts.

 Stock Split and Increase in Authorized Common Shares

   On May 17, 2000, the Company's shareholders approved a 2.5-for-one split of the Company's common stock (the "2000 Stock Split"). All common stock share and per share amounts that appear in the financial statements and the notes thereto have been restated to reflect the 2000 Stock Split. The shareholders also approved an increase in the authorized number of common shares to 60,000,000.

   [The inside back cover includes a picture of a cluster of five of our WebEngine Roadster products. Above the picture appears the following text:
"Internet Server Appliances." Below the picture appears our logo.]

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July 13, 2000

                           [LOGO OF NETWORK ENGINES]

                        6,500,000 Shares of Common Stock

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                                   PROSPECTUS

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                          Donaldson, Lufkin & Jenrette

                             Dain Rauscher Wessels

                               Robertson Stephens

                                 DLJdirect Inc.

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We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or our affairs have not changed since the date hereof.
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Until August 7, 2000 (25 days after the date of this prospectus), all dealers that effect transactions in these shares of common stock may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter in its offering and when selling previously unsold allotments or subscriptions.
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